                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                      the Securities Exchange Act of 1934
                           (Amendment No.    )

    Filed by the Registrant /X/
    Filed by a Party other than the Registrants / /

    Check the appropriate box:
    /X/  Preliminary Proxy Statement
    / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    / /  Definitive Proxy Statement
    / /  Definitive Additional Materials
    / / Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                          HVA MONEY MARKET FUND, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

/x/  No fee required.

/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies:

        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:

        ------------------------------------------------------------------------
    (5) Total fee paid:

        ------------------------------------------------------------------------

/ / Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:

        ------------------------------------------------------------------------
    (3) Filing Party:

        ------------------------------------------------------------------------
    (4) Date Filed:

        ------------------------------------------------------------------------

     As filed with the Securities and Exchange Commission on March 17, 1997

                                     Securities Act File No. 333-

--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         [ ] Pre-Effective Amendment No.  _____
                         [ ] Post-Effective Amendment No. _____


                           HVA MONEY MARKET FUND, INC.

               (Exact Name of Registrant as Specified in Charter)

                                 Hartford Plaza
                           Hartford, Connecticut 06115

              (Address of Principal Executive Offices)  (Zip Code)

      Registrant's Telephone Number, including Area Code: 1-(860) 547-2883


                                   KEVIN CARR
                           HVA MONEY MARKET FUND, INC.
                          C/O ITT HARTFORD GROUP, INC.
                                 HARTFORD PLAZA
                          HARTFORD, CONNECTICUT  06115
                     (Name and Address of Agent for Service)

                                   COPIES TO:

                                THOMAS MIRA, ESQ.
                      JORDEN, BURT, BERENSON & JOHNSON LLP
                       1025 THOMAS JEFFERSON STREET, N.W.
                                 SUITE 400 EAST
                             WASHINGTON, D.C. 20007

                  Approximate Date of Proposed Public Offering:

                   As soon as practicable after the effective
                      date of this Registration Statement.

--------------------------------------------------------------------------------

    The index to Exhibits is located on sequentially numbered page    [   ]

     Registrant has previously filed a declaration of indefinite registration of its shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the most recent fiscal year was filed on February 26, 1997.

     It is proposed that this Registration Statement will become effective pursuant to Rule 488 under the Securities Act of 1933 on April 16, 1997.

                           HVA MONEY MARKET FUND, INC.

                              Cross Reference Sheet
            Pursuant to Rule 481(a) Under the Securities Act of 1933


                                             PROSPECTUS/PROXY STATEMENT CAPTION;
FORM N-14 ITEM                               STATEMENT OF ADDITIONAL INFORMATION
--------------                               -----------------------------------

PART A
------

Item 1.   Beginning of Registration        Facing Sheet of Registration
          Statement and Outside Front      Statement; Front Cover Page of
          Cover Page of Prospectus         Prospectus

Item 2.   Beginning and Outside Back       Beginning Page of Prospectus; Outside
          Cover Page of Prospectus         Cover Page of Prospectus

Item 3.   Fee Table, Synopsis              Investor Expenses; Synopsis of
          Information and Risk             Reorganization; Reasons for the
          Factors                          Reorganization; Comparison of
                                           Investment Objectives, Policies and
                                           Restrictions

Item 4.   Information About the            Synopsis of Reorganization; Reasons
          Transaction                      for the Reorganization; Information
                                           about Reorganization

Item 5.   Information About the            Synopsis of Reorganization; Reasons
          Registrant                       for the Reorganization; Comparison of
                                           Investment Objectives, Policies and
                                           Restrictions; Information about
                                           Hartford U.S. Government Money Market
                                           Fund and HVA Money Market Fund

Item 6.   Information About the            Synopsis of Reorganization; Reasons
          Company being Acquired           for the Reorganization; Comparison of
                                           Investment Objectives, Policies and
                                           Restrictions; Information about
                                           Hartford U.S. Government Money Market
                                           Fund and HVA Money Market Fund

Item 7.   Voting Information               Voting Information

Item 8.   Interest of Certain Persons      Synopsis of Reorganization; Experts;
          and Experts                      Voting Information

Item 9.   Additional Information           Not Applicable
          Required for Reoffering by
          Persons Deemed to be
          Underwriters


PART B
------

Item 10.  Cover Page                       Cover Page

Item 11.  Table of Contents                Cover Page

                                             PROSPECTUS/PROXY STATEMENT CAPTION;
FORM N-14 ITEM                               STATEMENT OF ADDITIONAL INFORMATION
--------------                               -----------------------------------

Item 12.  Additional Information           Current Statement of Additional
          About the Registrant             Information of Registrant

Item 13.  Additional Information           Current Statement of Additional
          About the Company Being          Information of the Hartford U.S.
          Acquired                         Government Money Market Fund and HVA
                                           Money Market Fund

Item 14.  Financial Statements             Current Statement of Additional
                                           Information of the Hartford U.S.
                                           Government Money Market Fund and HVA
                                           Money Market Fund

PART C
------

Item 15.  Indemnification                  Indemnification

Item 16.  Exhibits                         Exhibits

Item 17.  Undertakings                     Undertakings

                                                                    May 12, 1997

Dear Contractowner:

    The accompanying Prospectus/Proxy Statement is being provided to owners of contracts ("Contractowners") issued by Hartford Life Insurance Company ("Hartford Life"), a member of the Hartford Life Insurance Companies, that are funded by Hartford Life Separate Accounts DC Variable Account I and Separate Account Two (collectively, "Separate Accounts") in connection with an upcoming Special Meeting of shareholders of the Hartford U.S. Government Money Market Fund, Inc. ("U.S. Government Fund") at which a proposal concerning the reorganization (the "Reorganization") of U.S. Government Fund will be considered. Under current interpretations of law, Contractowners have the right to instruct Hartford Life how to vote shares of U.S. Government Fund based on their pro rata investment in the Separate Accounts.

    Under the proposed Reorganization, the assets of U.S. Government Fund would be combined with the assets of the HVA Money Market Fund, Inc. ("HVA Fund") and the Separate Accounts would become invested in the HVA Fund. If this proposal is approved and the Reorganization is consummated, Contractowners' contract values would, immediately after the Reorganization, be unaffected; the values under the contracts allocated to the HVA Fund thereafter, would vary based upon the performance of the HVA Fund.

    The Board of Directors of U.S. Government Fund has determined that the foregoing transaction would be in the best interests of all Contractowners concerned. As a result of the Reorganization, Contractowners will be invested in a fund with a larger combined asset base than U.S. Government Fund, which is expected to result in greater investment opportunities and enhanced portfolio diversification and liquidity. Hartford Life will pay all costs incurred in connection with the proposed Reorganization and this Prospectus/Proxy Statement. HVA Fund will obtain an opinion of counsel to the effect that the transaction will have no adverse tax consequences to Contractowners or any party to the Reorganization.

    All Contractowners who had an interest in the Separate Accounts as of the record date are being asked to give instructions to Hartford Life with respect to the proposed Reorganization of U. S. Government Fund with the HVA Fund. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

    Detailed information about the proposed transaction and the reasons therefor are contained in the enclosed materials. Please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. It is very important that you vote and that your voting instructions be received no later than June 18, 1997.

                                         Sincerely,
                                         Lowndes A. Smith
                                         Chairman of the Board

                HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC.
                                 Hartford Plaza
                          Hartford, Connecticut 06115
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of the Hartford U.S. Government Money Market Fund, Inc. ("U.S. Government Fund") an open-end, diversified, management investment company, will be held at the offices of Hartford Life Insurance Companies, 200 Hopmeadow Street, Simsbury, Connecticut, 06089 on June 19, 1997 at 1:30 P.M. for the following purposes:

    1. To consider and vote on approval of an Agreement and Plan of Reorganization and Liquidation providing for the acquisition of the assets and liabilities of U.S. Government Fund by HVA Money Market Fund, Inc., a diversified, open-end, management investment company established as a Maryland corporation (the "HVA Fund"), in exchange for shares of the HVA Fund and for the distribution of such shares of the HVA Fund to shareholders of U.S. Government Fund in liquidation of U.S. Government Fund; and

    2.  To transact such other business as may properly come before the meeting.

    The Board of Directors has fixed the close of business on May 5, 1997, as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting.

                                         By Order of the Board of Directors,
                                         Michael O'Halloran
                                         Secretary

May 12, 1997

                 Prospectus/Proxy Statement Dated May 12, 1997
                      For Special Meeting of Shareholders
                HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC.
                                 Hartford Plaza
                          Hartford, Connecticut 06115
                                 (860) 862-6668

    This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Hartford U.S. Government Money Market Fund, Inc. (the "U.S. Government Fund"), a Maryland corporation, to be voted at a Special Meeting of Shareholders of the U. S. Government Fund (the "Meeting"), to be held at the offices of Hartford Life Insurance Companies, 200 Hopmeadow Street, Simsbury, Connecticut 06089, June 19, 1997 at 1:30 p.m. It is anticipated that the approximate mailing date of this Prospectus/Proxy Statement will be May 12, 1997.

    At the Meeting, shareholders will be asked to vote on an Agreement and Plan of Reorganization and Liquidation (the "Plan") to be entered into by U.S. Government Fund and HVA Money Market Fund, Inc., an open-end, diversified, management investment company (the "HVA Fund"). Under the Plan, HVA Fund would acquire all of the assets and liabilities of U.S. Government Fund in exchange for which HVA Fund would issue shares of HVA Fund. Shares of the HVA Fund would be distributed to former shareholders of the U.S. Government Fund, including DC Variable Account I and Separate Account Two, which are separate accounts owned by Hartford Life Insurance Company ("Hartford Life"), a member company of the Hartford Life Insurance Companies, in such amount that the value of such shares will be equal to the value of each shareholder's former holdings in U.S. Government Fund. The Board of Directors of U.S. Government Fund believes shareholders will be afforded significant benefits by the Reorganization associated with the increased and growing asset base of the HVA Fund.

    U.S. Government Fund is an open-end, diversified, management investment company under the Investment Company Act of 1940 ("1940 Act") and is organized as a corporation under the laws of the State of Maryland. The principal investment objective of U.S. Government Fund is to achieve maximum current income consistent with preservation of capital. In keeping with this investment objective, U.S. Government Fund invests in instruments permitted by Rule 2a-7 under the 1940 Act including short-term marketable obligations issued or guaranteed by the U.S. Government or by agencies or instrumentalities of the U.S. Government. Since 1984, HL Investment Advisors, Inc. (the "Adviser") has served as the investment adviser to the U.S. Government Fund. The Adviser is an indirect, majority-owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford") and is registered under the Investment Advisers Act of 1940, as amended. The Hartford Investment Management Company ("HIMCO"), a corporate affiliate of the Adviser, and a direct wholly-owned subsidiary of The Hartford, provides investment management services to the Adviser for the U.S. Government Fund. HIMCO is also registered under the Investment Advisers Act of 1940.

    HVA Fund, a Maryland corporation, is an open-end, diversified, management investment company under the 1940 Act. The investment objective of the HVA Fund is to achieve maximum current income consistent with liquidity and preservation of capital. The HVA Fund seeks to achieve its objective by investing in money market securities permitted under Rule 2a-7 under the 1940 Act such as, but not limited to: (a) banker's acceptances; (b) obligations of governments (whether U.S. or non-U.S.) and their agencies and instrumentalities; (c) short-term corporate obligations, including commercial paper, notes, and bonds; (d) other short-term debt obligations; (e) obligations of U.S. banks, non-U.S. branches of U.S. banks (Eurodollars), U.S. branches and agencies of non-U.S. banks (Yankee dollars), and non-U.S. branches of non-U.S. banks; and (f) asset-backed securities. The Adviser serves as investment adviser to the HVA Fund. HIMCO provides investment management services to the Adviser for the HVA Fund.

    Hartford Life, an indirect, majority-owned subsidiary of The Hartford, has informed U.S. Government Fund that it will vote the shares of U.S. Government Fund held in DC Variable Account I and Separate Account Two, separate accounts owned by Hartford Life (collectively the "Separate Accounts") based on instructions received from the owners of Contracts ("Contractowners") having on the Record Date a voting interest in the Separate Accounts. The number of votes which a Contractowner has the right to cast will be determined by applying his/her percentage interest in the sub-accounts of the Separate Accounts which invest in U.S. Government Fund to the total number of votes attributable to the sub-accounts of the Separate Account. In determining the number of votes, fractional shares will be recognized. Fund shares held in the sub-accounts of the Separate Accounts for which no timely instructions are received will be voted by Hartford Life in proportion to the voting instructions which are received with respect to all Contracts participating in those Separate Accounts. Voting instructions to abstain on any item to be voted upon effectively is a vote against the item. Hartford Life has informed the U.S. Government Fund that in connection with the solicitation of such instructions from such Contractowners, Hartford Life will furnish a copy of this Prospectus/Proxy Statement to Contractowners.

    This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about U.S. Government Fund and the HVA Fund that shareholders and Contractowners should know before approving the proposed Reorganization. The Prospectus/Proxy Statement is accompanied by the combined Prospectus of U.S. Government Fund and HVA Fund, dated May 1, 1997, containing additional information about both Funds, which Prospectus is incorporated by reference herein. A Statement of Additional Information to this Prospectus/Proxy Statement, dated May 12, 1997 (the "Statement"), which provides a further discussion of certain areas in this Prospectus/Proxy Statement, has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus/Proxy Statement. A combined Statement of Additional Information for U.S. Government Fund and HVA Fund, dated May 1, 1997, containing additional information about both Funds has also been filed with the Securities and Exchange Commission as a part of the Statement. A copy of the Statement may be obtained upon request and without charge by calling 1-(800) 862-6668.

    THE SHARES OFFERED BY THIS COMBINED PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, ARE NOT INSURED OR GUARANTEED BY ANY BANK, ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER U.S. GOVERNMENT AGENCY.

    INVESTMENTS IN THE HVA FUND OR THE U.S. GOVERNMENT FUND ARE NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT EITHER HVA FUND OR U.S. GOVERNMENT FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 Prospectus/Proxy Statement dated May 12, 1997
                      FOR SPECIAL MEETING OF SHAREHOLDERS
                HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC.
                                 Hartford Plaza
                          Hartford, Connecticut 06115
                                 (860) 862-6668
                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
 Proposal -- Synopsis of Reorganization....................................    1
   Proposed Transactions...................................................    1
   Tax Consequences........................................................    1
   Investment Objectives and Policies......................................    1
   Investment Advisory and Administrative Arrangements.....................    2
   Dividends and Distributions.............................................    3
   Offering of Shares......................................................    3
   Fees and Expenses.......................................................    3
 Reasons for the Reorganization............................................    4
 Comparison of Investment Objectives, Policies and Restrictions............    5
 Information about the Reorganization......................................    5
   The Agreement and Plan of Reorganization and Liquidation................    5
   Description of Shares of the HVA Fund...................................    6
   Federal Income Tax Consequences.........................................    6
 Pro Forma Financial Information...........................................    6
 Available Information about U.S. Government Fund and the HVA Fund.........    6
 Experts...................................................................    6
 Other Information.........................................................    7
 Voting Information........................................................    7
 Miscellaneous.............................................................    7
 Exhibit A -- Agreement and Plan of Reorganization and Liquidation.........  A-1

For detailed information about U.S. Government Fund and HVA Fund, see the combined Prospectus of U.S. Government Fund and HVA Fund dated May 1, 1997, enclosed herewith and incorporated by reference herein.

                                    PROPOSAL
                           SYNOPSIS OF REORGANIZATION

    This synopsis is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the prospectus of U.S. Government Fund, the prospectus of HVA Fund and the Agreement and Plan of Reorganization and Liquidation, attached to this Prospectus/Proxy Statement as Exhibit A.

PROPOSED TRANSACTIONS

    The Board of Directors of U.S. Government Fund ("Directors"), including the Directors who are not "interested persons" (as defined in the 1940 Act) of U.S. Government Fund, have unanimously approved an Agreement and Plan of Reorganization and Liquidation ("Plan") that provides for (a) the transfer of the assets and liabilities of U.S. Government Fund to HVA Fund in exchange for shares of the HVA Fund, and (b) the distribution of such shares of the HVA Fund to shareholders of U.S. Government Fund (including Separate Accounts) in liquidation of U.S. Government Fund (the proposed transactions are referred to herein as the "Reorganization"). Shareholders of U.S. Government Fund as of the Effective Time of the Reorganization (as defined in the Plan) will receive interests in that number of full and fractional shares of the HVA Fund equal in value at the date of the exchange to the value of their former shares of U.S. Government Fund. The Plan can be implemented only if it is approved by the holders of two-thirds of the outstanding shares of U.S. Government Fund.

    The Reorganization will be effected at net asset value without the imposition of any sales charges. The Directors have determined that the interests of shareholders of U.S. Government Fund will not be diluted as a result of the proposed transaction and that the Reorganization would be in the best interests of all shareholders of U.S. Government Fund. The Board of Directors of HVA Fund, including the Directors who are not interested persons of the HVA Fund, also has determined that the interest of shareholders of HVA Fund will not be diluted as a result of the proposed transaction and that the Reorganization would be in the best interests of all shareholders of HVA Fund. The expenses incurred in connection with the Reorganization will be borne by Hartford Life. These costs include the costs of preparing and mailing this Prospectus/ Proxy Statement, related legal and accounting fees and all costs associated with consummation of the proposed Reorganization. Because the investment policies and restrictions of U.S. Government Fund and HVA Fund are comparable, the Reorganization will not necessitate disposal of any portfolio securities. HVA Fund will take all action necessary to ensure that the interests in the HVA Fund will be duly and validly recorded on the individual account records of the shareholders.

    As discussed more fully herein, the Directors believe that the investment objectives, policies and restrictions applicable to the HVA Fund will benefit shareholders. Shareholders should be aware that to the extent that the investment objectives, policies and restrictions of the HVA Fund differ from those of U.S. Government Fund, the approval of the Reorganization by shareholders may also be deemed to be an approval of a change in the investment objectives, policies and restrictions applicable to their interests.

TAX CONSEQUENCES

    In the opinion of tax counsel, no gain or loss will be recognized by U.S. Government Fund or the shareholders thereof as a result of the consummation of the Reorganization. The holding period and tax basis of the shares of the HVA Fund received by a shareholder will be the same as the holding period and tax basis of the shareholder's shares of U.S. Government Fund. In addition, the holding period and tax basis of the assets of U.S. Government Fund, in the hands of the HVA Fund as a result of the Reorganization, will be the same as the holding period and tax basis of such assets in the hands of U.S. Government Fund prior to such Reorganization.

INVESTMENT OBJECTIVES AND POLICIES

    A. U.S. GOVERNMENT FUND

    The principal investment objective of U.S. Government Fund is to achieve maximum current income consistent with the preservation of capital. Shares of U.S. Government Fund are currently sold only to the Separate Accounts.

    In keeping with this investment objective, U.S. Government Fund invests in instruments permitted by Rule 2a-7 under the 1940 Act and invests primarily in short-term marketable obligations issued or guaranteed by the U.S. Government or by agencies or instrumentalities of the U.S. Government ("U.S. Government Securities"). In this connection, the U.S. Government Fund is required to invest at least 65% of its assets in U.S. Government Securities. Each investment has an effective maturity date of 397 days or less as computed in accordance with Rule 2a-7 and the average maturity of the portfolio may not exceed 90 days.

    U.S. Government Fund is an open-end, diversified, management investment company under the 1940 Act established as a Maryland corporation. Responsibility for managing U.S. Government Fund and overseeing its investment adviser rests with U.S. Government Fund's elected Board of Directors.

    For additional information about U.S. Government Fund, see its prospectus, dated May 1, 1997, which is included herewith and incorporated by reference herein.

    B. THE HVA FUND

    The primary investment objective of the HVA Fund is to achieve maximum current income consistent with liquidity and preservation of capital. The HVA Fund seeks to achieve its objective by investing in money market securities permitted by Rule 2a-7 such as, but not limited to: (a) banker's acceptances;
(b) U.S. Government Securities; (c) short-term corporate obligations, including commercial paper, notes, and bonds; (d) other short- term debt obligations; (e) obligations of U.S. banks, non-U.S. branches of U.S. banks (Eurodollars), U.S. branches and agencies of non-U.S. banks (Yankee dollars), and non-U.S. branches of non-U.S. banks; and (f) asset-backed securities. Each investment has an effective maturity date of 397 days or less as computed in accordance with Rule 2a-7 and the average maturity of the portfolio may not exceed 90 days.

    HVA Fund is an open-end, diversified, management investment company under the 1940 Act established as a Maryland corporation. Responsibility for managing HVA Fund and overseeing its investment adviser rests with HVA Fund's elected Board of Directors.

    Shares of HVA Fund are sold to Separate Account One, Separate Account Two, Separate Account Five, DC Variable Account I, Separate Account Variable Life One, Separate Account Variable Life Two, and ICMG Secular Trust Separate Account to fund the benefits under variable annuity contracts and variable universal life insurance policies issued by Hartford Life and to Separate Account One, Separate Account Five and ICMG Registered Variable Life Separate Account One to fund the benefits under variable annuity contracts and variable universal life insurance policies issued by ITT Hartford Life and Annuity Insurance Company ("Hartford Life and Annuity") (collectively, the "Hartford Contracts"). Hartford Life and Hartford Life and Annuity purchase and redeem shares of HVA Fund to provide funding under the Hartford Contracts. Hartford Life and Hartford Life and Annuity may establish other separate accounts which may purchase shares of the HVA Fund.

    For additional information about the HVA Fund, see HVA Fund's prospectus, dated May 1, 1997, which is included herewith and incorporated by reference herein.

INVESTMENT ADVISORY AND ADMINISTRATIVE ARRANGEMENTS

    A. U.S. GOVERNMENT FUND

    Under an investment advisory agreement dated August 8, 1984 ("Management Agreement"), approved by the Directors, including a majority of the Directors who are not "interested persons" of U.S. Government Fund, the Adviser acts as investment adviser to U.S. Government Fund. The Adviser is authorized to place orders for purchases and sales with respect to U.S. Government Fund's portfolio and is responsible for the overall portfolio management of U.S. Government Fund. As compensation for its services as investment adviser to U.S. Government Fund, the Adviser is paid a monthly fee, accrued daily, at an annual rate of 0.25% of the average daily net asset value of U.S. Government Fund. Under an investment services agreement, the Adviser has contracted with HIMCO to provide day-to-day investment management services to the Adviser on behalf of the U.S. Government Fund. As a corporate affiliate of the Adviser, HIMCO is reimbursed by the Adviser for the costs its incurs in providing such services to the Adviser. Under an administrative agreement dated August 8, 1984 ("Administrative Agreement") approved by the Directors, including a majority of the Directors who are not interested persons of the U.S. Government Fund, Hartford Life, an affiliate of the Adviser, manages the business affairs of the Fund, subject to the general or specific instructions as may be given by U.S. Government Fund's Directors. Hartford Life provides administrative personnel, services, office equipment and facilities and office space for the proper operation of the Fund. Hartford Life also arranges for the provision of additional services necessary for the proper operation of the Fund. The U.S. Government Fund is responsible for the following expenses: interest; taxes; brokerage charges; costs of preparing, printing and filing any amendments or supplements to the registration forms of the Fund and its securities; all federal and state registration, qualification and filing costs and fees, (except the initial costs and fees, which are borne by Hartford Life), issuance and redemption expenses, transfer agency and dividend and distribution disbursing agency costs and expenses; custodian fees and expenses; accounting, auditing and legal expenses; fidelity bond and other insurance premiums; fees and salaries of disinterested directors, as well as officers and employees of the Fund other than those who are also officers of Hartford Life or any of its affiliates; industry membership dues; all annual and semiannual reports and prospectuses mailed to the Fund's shareholders as well as all quarterly, annual and any other periodic report required to be filed with the SEC or with any state; any notices required by a federal or state regulatory authority, and any proxy solicitation materials directed to the Fund's shareholders as well as all printing, mailing and tabulation costs incurred in connection therewith, and any expenses incurred in connection with the holding of meetings of the Fund's shareholders and other miscellaneous expenses related directly to the Funds' operations and interest. As compensation for its services as administrator to U.S. Government Fund, Hartford Life is paid a monthly fee, accrued daily, at an annual rate of .175% of the average daily net asset value of U.S. Government Fund.

    B. THE HVA FUND

    The Adviser and Hartford Life also act as the investment adviser and administrator, respectively, for the HVA Fund. In addition, HIMCO provides day-to-day investment management services to the Adviser for the HVA Fund. The responsibilities of the Adviser and Hartford Life are identical to those described under the U.S. Government Fund above. For their services with respect to the HVA Fund, the Adviser and Hartford Life are entitled to a fee, accrued daily and payable monthly, at an annual rate of 0.25% and 0.175%, respectively, of the average of the aggregate daily net asset value of the HVA Fund. HIMCO is reimbursed the costs incurred in providing the day-to-day investment management services to the Adviser on behalf of the HVA Fund.

DIVIDENDS AND DISTRIBUTIONS

    The U.S. Government Fund and the HVA Fund distribute substantially all net investment income and net realized capital gains (if any) to shareholders at least monthly, payable in shares of the respective Fund at net asset value. At the option of the shareholders, these distributions may be made in cash.

OFFERING OF SHARES

    Shares of U.S. Government Fund and the HVA Fund are currently offered at their net asset value as next computed after the receipt of the request for purchase by separate accounts of Hartford Life or Hartford Life and Annuity which are used to fund variable annuity contracts and variable life insurance policies. U.S. Government Fund and the HVA Fund redeem shares without any redemption charge, at the net asset value as next computed after receipt of the request for redemption.

FEES AND EXPENSES

    The following table sets forth all expenses and fees that a shareholder of the U.S. Government Fund or HVA Fund will incur:

         ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF NET ASSETS)

                                                                               U.S. GOVERNMENT FUND    HVA FUND
                                                                               ---------------------  -----------
Investment Management Fee....................................................           0.425%            0.425%
Other Expenses...............................................................           0.015%            0.015%
Total Fund Operating Expenses................................................            0.58%            0.440%

                                                                                     HVA FUND
                                                                                PRO-FORMA COMBINED
                                                                               --------------------
Investment Management Fee....................................................           0.425%
Other Expenses...............................................................           0.015%
Total Fund Operating Expenses................................................           0.447%

EXAMPLE

    You would pay the following expenses on a $1,000 investment based upon payment of operating expenses at the levels set forth in the above table assuming a 5% return and redemption at the end of the period.

Example:

                                                                                U.S. GOVERNMENT FUND     HVA FUND
                                                                               -----------------------  -----------
1 Year.......................................................................         $    5.95          $    4.51
3 Years......................................................................         $    6.48          $    4.93
5 Years......................................................................         $    7.06          $    5.39
10 Years.....................................................................         $    8.76          $    6.73

                                                                                     HVA FUND
                                                                                PRO-FORMA COMBINED
                                                                               ---------------------
1 Year.......................................................................        $    4.50
3 Years......................................................................        $    4.92
5 Years......................................................................        $    5.38
10 Years.....................................................................        $    6.72

    The preceding table of fees and expenses is provided to assist investors in understanding the various costs and expenses that an investor in either the U.S. Government Fund or HVA Fund (both before and after the Reorganization) will incur directly or indirectly and the examples should not be considered a representation of past or future expenses. The percentages shown above are based on actual expenses incurred by the U.S. Government Fund and HVA Fund. The 5% assumed annual return is for comparison purposes only. THE ANNUAL RETURNS FOR BOTH U.S. GOVERNMENT FUND AND HVA FUND MAY BE MORE OR LESS DEPENDING ON MARKET CONDITIONS, AND THE ACTUAL EXPENSES AN INVESTOR INCURS IN FUTURE PERIODS MAY BE MORE OR LESS THAN THOSE SHOWN ABOVE AND WILL DEPEND ON THE AMOUNT INVESTED AND ON THE ACTUAL GROWTH RATE OF EITHER THE U.S. GOVERNMENT FUND OR HVA FUND.

                         REASONS FOR THE REORGANIZATION

    The Directors have unanimously determined to recommend that the shareholders of U.S. Government Fund approve the Plan pursuant to which the assets of U.S. Government Fund would be merged with the assets of the HVA Fund in exchange for shares of the HVA Fund.

    In determining whether to recommend approval of the Plan to shareholders, the Directors, including a majority of the Directors who are not "interested persons" of U.S. Government Fund as defined in the 1940 Act, inquired into a number of matters and considered the following factors, among others: (1) the expense ratios and published information regarding the fees and expenses of U.S. Government Fund and HVA Fund; (2) the terms and conditions of the Plan and whether the Plan would result in dilution of shareholder interests; (3) costs, if any, incurred by U.S. Government Fund as a result of the proposed transactions, including any costs that might be associated with the disposition by U.S. Government Fund, prior to consummation of the Reorganization, of portfolio securities which are not appropriate for the HVA Fund (no such costs are anticipated); and (4) tax consequences of the proposed Reorganization.

    In reaching the decision to recommend that the shareholders of U.S. Government Fund vote to approve the Plan, the Directors of U.S. Government Fund concluded that the merger would be in the best interests of its shareholders and would not result in the dilution of shareholders' interests. Their conclusion was based on a number of factors, including the following:

    1. The Directors believe that combining U.S. Government Fund with the HVA Fund would result in a single investment medium that will be more attractive to investors. The investment objectives of the two Funds are substantially identical. Moreover, the policies and restrictions of U.S. Government Fund and the HVA Fund are comparable. Thus, U.S. Government Fund as reconstituted into the HVA Fund will have a comparable and compatible range of investments except that, whereas the U.S. Government Fund invests primarily in U.S. Government Securities, the HVA Fund may invest in U.S. Government Securities but is not required to invest primarily in such securities. Thus, HVA Fund has greater investment flexibility. As discussed below, the Directors concluded that the investment objectives of each Fund are substantially identical. The Directors concluded that the shareholders of U.S. Government Fund will be benefited by and will not be exposed to any undue risk under the HVA Fund's investment policies and restrictions.

    2. The combination of the assets of U.S. Government Fund with the assets of the HVA Fund will result in shareholders of U.S. Government Fund becoming shareholders of an investment portfolio with a larger asset base. The larger aggregate net assets should enable the combined entities to realize significant benefits associated with economies of scale, increased investment opportunities and enhanced portfolio diversification and liquidity.

    3. Few insurance contracts funded by U.S. Government Fund are currently being offered and no new contracts will be offered which use U.S. Government Fund as a funding medium. As outstanding insurance contracts funded by U.S. Government Fund are fully or partially surrendered, shares of U.S. Government Fund may be redeemed. As a result, the Directors do not anticipate any further substantial growth in the assets of the U.S. Government Fund and they contemplate a decrease in assets. The Directors further believe that performance of U.S. Government Fund could eventually suffer if its assets do not grow or if they decrease. HVA Fund, on the other hand, is growing through funds received under both new and existing insurance policies issued by Hartford Life and Hartford Life and Annuity. The combination of the two entities is expected to greatly alleviate the potential problems U.S. Government Fund could otherwise encounter.

    4. The Directors of U.S. Government Fund found that the interests of existing shareholders of U.S. Government Fund will not be diluted as a result of consummation of the merger.

         COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

    The investment objectives of the U.S. Government Fund and HVA Fund are substantially identical. Moreover, the policies and restrictions currently applicable to U.S. Government Fund are, in the opinion of the Board of Directors of U.S. Government Fund, comparable to those of the HVA Fund, though differences do exist. The U.S. Government Fund's investment objective is to achieve maximum current income consistent with preservation of capital. In keeping with this investment objective, U.S. Government Fund invests in instruments permitted by Rule 2a-7 under the 1940 Act and invests primarily in U.S. Government Securities. Each investment must have an effective maturity date of 397 days or less as computed in accordance with Rule 2a-7 and the average maturity of the entire portfolio must not exceed 90 days. Likewise, the HVA Fund's investment objective is to achieve maximum current income consistent with liquidity and preservation of capital. In keeping with its investment objective, the HVA Fund also invests in instruments permitted under Rule 2a-7 under the 1940 Act. Similar to the U.S. Government Fund, each investment must have a maturity of 397 days or less and the average maturity of the portfolio must not exceed 90 days.

    The primary difference between the investment policies of the two Funds is that the U.S. Government Fund invests primarily in short-term obligations that are U.S. Government Securities whereas the HVA Fund may invest in U.S. Government Securities but does not primarily invest in such securities. HVA Fund invests primarily in non-governmental, short-term obligations such as short-term commercial paper of corporations. Although investments made for either Fund must be in compliance with Rule 2a-7 and therefore are regarded as relatively low risk, investments in U.S. Government Securities may be viewed as involving slightly less risk than other Rule 2a-7 short-term obligations.

    The Directors of U.S. Government Fund believe that shareholders will be protected and benefited under the investment objectives, policies and restrictions of the HVA Fund. The Directors of U.S. Government Fund have considered the differences between the investment objectives and policies of U.S. Government Fund and the HVA Fund and determined that the investment objective of the HVA Fund is consistent with the objective of a shareholder seeking maximum current income consistent with preservation of capital. The Directors have determined that in light of the stringent requirements of Rule 2a-7, shareholders of U.S. Government Fund will not be exposed to materially greater investment risks by virtue of HVA Fund's investment objectives and policies.

    To summarize, shareholders of U.S. Government Fund will be invested in the HVA Fund which has a substantially identical investment objective and which has policies and restrictions comparable to those of U.S. Government Fund. To the extent there are differences, the Directors of U.S. Government Fund believe that such differences are not disadvantageous to shareholders.

    SHAREHOLDERS MAY COMPARE THE RESPECTIVE INVESTMENT POLICIES AND RESTRICTIONS OF U.S. GOVERNMENT FUND, ON THE ONE HAND, AND OF HVA FUND ON THE OTHER, BY REFERRING TO THE ENCLOSED COMBINED PROSPECTUS OF U.S. GOVERNMENT FUND AND HVA FUND AND THE COMBINED STATEMENT OF ADDITIONAL INFORMATION WHICH MAY BE REQUESTED BY SHAREHOLDERS. YOU ARE URGED TO DO SO IN CONSIDERING HOW TO VOTE ON THE REORGANIZATION.

                      INFORMATION ABOUT THE REORGANIZATION

THE AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION

    The proposed Plan between U.S. Government Fund and HVA Fund provides that U.S. Government Fund will convey, transfer and deliver to the HVA Fund all of the existing assets of U.S. Government Fund. In consideration thereof, HVA Fund agrees to cause the HVA Fund (a) to assume and pay all of the obligations and liabilities of U.S. Government Fund to the extent that they exist on or after the Effective Time of the Reorganization and (b) to deliver to U.S. Government Fund full and fractional shares of common stock of HVA Fund, par value $0.10 per share, ("HVA Fund Shares") equal to that number of full and fractional shares of U.S. Government Fund then outstanding as determined based on the relative net asset value per share of U.S. Government Fund and HVA Fund as of the close of the New York Stock Exchange on the last business day immediately preceding the Reorganization, as described more fully in the Plan (see, Exhibit A attached hereto). The Plan also provides that at the Effective Time of the Reorganization, U.S. Government Fund will liquidate and distribute pro rata to its shareholders the HVA Fund Shares received by U.S. Government Fund pursuant to the Reorganization. Such liquidation and distribution will be accompanied by the establishment of an open account on the share records of HVA Fund in the name of each shareholder of U.S. Government Fund and representing the respective pro rata number of HVA Fund Shares due each such shareholder. Simultaneously with such crediting of HVA Fund Shares to the shareholders of U.S. Government Fund, U.S. Government Fund shares held by such shareholders shall be canceled.

    The consummation of the Plan is subject to the conditions set forth therein. The Plan may be terminated and the Reorganization abandoned at any time, before or after approval by shareholders prior to the Effective Time of Reorganization by either of the parties to the Plan, if any material condition set forth in that Plan has not been fulfilled or a material default or material breach of the Plan has been made by the other party. A form of the Plan is attached as Exhibit A to this Prospectus/ Proxy Statement.

    In accordance with the Plan, Hartford Life is responsible for the payment of expenses incurred in connection with the Reorganization.

DESCRIPTION OF SHARES OF THE HVA FUND

    Full and fractional shares of the HVA Fund will be issued to the shareholders of U.S. Government Fund in accordance with the procedures described under the Plan. Under its Articles of Incorporation, HVA Fund is currently authorized to issue up to 800 million shares of its common stock.

FEDERAL INCOME TAX CONSEQUENCES

    The Directors of HVA Fund will receive an opinion from tax counsel of The Hartford to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for Federal income tax purposes, the Reorganization qualifies as a tax-free reorganization under Section 368(a)(1)(D) of the Code, and, in addition: (i) no gain or loss will be recognized by U.S. Government Fund or the HVA Fund upon the transfer of the assets of the U.S. Government Fund to the HVA Fund in exchange for shares of the HVA Fund; (ii) no gain or loss will be recognized by shareholders of U.S. Government Fund upon the exchange of the shares of U.S. Government Fund for HVA Fund shares; (iii) the holding period and tax basis of HVA Fund shares received by each shareholder of U.S. Government Fund pursuant to the Reorganization will be the same as the holding period and tax basis of shares of U.S. Government Fund held by such shareholder immediately prior to the exchange, and (iv) the holding period and tax basis of the assets of U.S. Government Fund acquired by the HVA Fund will be the same as the holding period and tax basis which U.S. Government Fund had in such assets prior to the Reorganization.

                        PRO FORMA FINANCIAL INFORMATION

CAPITALIZATION

    The following table shows the capitalization of U.S. Government Fund and the HVA Fund as of December 31, 1996, and on a pro forma basis as of that date giving effect to the proposed acquisition of assets at net asset value.

                                                                          U.S. GOVERNMENT FUND      HVA FUND
                                                                          ---------------------  ---------------
NET ASSETS..............................................................         $11,730,142        $542,585,576
NET ASSET VALUE PER SHARE...............................................               $1.00               $1.00
SHARES OUTSTANDING......................................................          11,730,142         542,585,576

                                                                           PRO-FORMA COMBINED
                                                                          --------------------
NET ASSETS..............................................................        $554,315,718
NET ASSET VALUE PER SHARE...............................................               $1.00
SHARES OUTSTANDING......................................................         554,315,718

                AVAILABLE INFORMATION ABOUT U.S. GOVERNMENT FUND
                                AND THE HVA FUND

    Information about U.S. Government Fund and HVA Fund is incorporated by reference from the current combined Prospectus for U.S. Government Fund and HVA Fund, dated May 1, 1997, which is enclosed with this Prospectus/Proxy Statement. Additional information is included in the Statement of Additional Information of U.S. Government Fund and HVA Fund, dated May 1, 1997, which has been filed as a part of the Statement of Additional Information relating to this Prospectus/Proxy Statement ("Statement") and is incorporated herein by reference. A copy of the Statement of Additional Information for U.S. Government Fund and HVA Fund can be obtained without charge by writing to Hartford Life Insurance Companies, Variable Products Operations, Hartford Plaza, Hartford, CT 06115 or by calling 1-(800) 862-6668. U.S. Government Fund and HVA Fund file proxy materials, reports and other information with the Securities and Exchange Commission. These reports can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                                    EXPERTS

    Kevin J. Carr, Counsel of The Hartford, has rendered the legal opinion relating to the validity of the securities being offered pursuant to this Prospectus/Proxy Statement in connection with the proposed Reorganization.

PROPOSAL: APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION

    In order to approve the Reorganization the affirmative vote of holders of two-thirds of the outstanding shares of U.S. Government Fund is required.

    THE DIRECTORS, INCLUDING THE INDEPENDENT DIRECTORS, OF U.S. GOVERNMENT FUND RECOMMEND APPROVAL OF THIS AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION.

                               OTHER INFORMATION
                               VOTING INFORMATION

    Proxies are being solicited by U.S. Government Fund for the Special Meeting of shareholders to be held on June 19, 1997, at the offices of Hartford Life Insurance Company, 200 Hopmeadow Street, Simsbury, Connecticut 06089, or at such later time made necessary by adjournment. Proxies are solicited by mail. The cost of this solicitation will be borne by Hartford Life. Shares of U.S. Government Fund are held only by DC Variable Account I and Separate Account Two. Hartford Life has informed U.S. Government Fund that shares held in Separate Account DC Variable Account I and Separate Account Two will be voted by Hartford Life in accordance with instructions received from Contractowners. A proxy may be revoked at any time at or before the meeting by giving notice to Lowndes A. Smith, Chairman of the Board, U.S. Government Fund, Hartford Plaza, Hartford, Connecticut 06115.

    As of May 5, 1997, the officers and Directors of U.S. Government Fund as a group beneficially owned less than 1% of the outstanding shares of U.S. Government Fund, and, to the best knowledge of U.S. Government Fund, no person other than DC Variable Account I and Separate Account Two beneficially owned 5% or more of the outstanding shares of U.S. Government Fund.

    As of May 5, 1997, the officers and Directors of HVA Fund as a group beneficially owned less than 1% of the outstanding shares of the HVA Fund, and to the best knowledge of HVA Fund, no person other than Separate Account One, Separate Account Two, Separate Account Five, DC Variable Account I, Separate Account Variable Life One, Separate Account Variable Life Two, ICMG Secular Trust Separate Account, all of which are separate accounts owned by Hartford Life, or Separate Account One, Separate Account Five and ICMG Registered Variable Life Separate Account One, all of which are separate accounts owned by Hartford Life and Annuity, beneficially owned 5% or more of the outstanding shares of HVA Fund.

    As of May 5, 1997, of the        outstanding shares of U.S. Government Fund,
       were owned by DC Variable Account I, or    % of outstanding shares and
       of the outstanding shares or    % of U.S. Government Fund were owned by
Separate Account Two. As a result, Hartford Life may be considered to control
U.S. Government Fund. As of May 5, 1997, of the        outstanding shares of HVA
Fund,        (   %) were owned by the Separate Account One,        (   %) were
owned by the Separate Account Two,        (   %) were owned by the Separate
Account Five,        (   %) were owned by the DC Variable Account I,
(   %) were owned by the Separate Account Variable Life One,        (   %) were
owned by the Separate Account Variable Life Two,        (   %) were owned by the
ICMG Secular Trust Separate Account, all of which are separate accounts owned by
Hartford Life, and        (   %) were owned by Separate Account One,
(   %) were owned by Separate Account Five and        (   %) were owned by ICMG
Registered Variable Life Separate Account One, all of which are separate accounts owned by Hartford Life and Annuity. As a result, Hartford Life and Hartford Life and Annuity may be considered to control HVA Fund.

                                 MISCELLANEOUS

OTHER BUSINESS

    The Directors know of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is the intention that the proxies which do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

    SHAREHOLDERS ARE URGED TO SIGN THEIR PROXIES AND RETURN THEM PROMPTLY TO U.S. GOVERNMENT FUND. PLEASE NOTE THE FORM OF THE NAME OR NAMES PRINTED ON THE PROXY. IT IS THE FORM IN WHICH THE SIGNATURE OR SIGNATURES SHOULD APPEAR ON THE PROXY.

                                         By Order of the Directors,
                                         Michael O'Halloran
                                         Secretary

                                   EXHIBIT A
                     PLAN OF REORGANIZATION AND LIQUIDATION

                      AGREEMENT AND PLAN OF REORGANIZATION

    THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of
this    day of         , 1997, by and between the HVA Money Market Fund, Inc.
(the "Acquiring Fund"), a Maryland corporation, and the Hartford U.S. Government Money Market Fund, Inc. (the "Acquired Fund"), also a Maryland corporation. The Acquiring Fund and the Acquired Fund have their respective principal places of business at Hartford Plaza, Hartford, Connecticut 06115.

    This Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), with respect to the proposed reorganization of the Acquired Fund, pursuant to which the Acquired Fund will become part of the Acquiring Fund (the "Reorganization"). Specifically, this Agreement is intended to be and is adopted for the purpose of providing for the Reorganization of the Acquired Fund into the Acquiring Fund. The Reorganization will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for (i) shares of common stock in the Acquiring Fund (the "Acquiring Fund Shares") and (ii) the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund, as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

    WHEREAS, the Acquired Fund and the Acquiring Fund are open-end, registered investment companies of the management type and the Acquired Fund owns securities which generally are assets of the character in which such Acquiring Fund is permitted to invest;

    WHEREAS, the Board of Directors of the Acquiring Fund and the Acquired Fund have determined, with respect to the Reorganization, that the exchange of all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of all the liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquired Fund and the Acquiring Fund as well as the best interests of holders of variable life insurance policies and variable annuity contracts funded by shares of the Acquiring Fund and the Acquired Fund and that the interests of such existing contract holders would not be diluted as a result of this transaction;

    WHEREAS, the purpose of the Reorganization is to combine the assets of the Acquiring Fund with those of the Acquired Fund in an attempt to achieve greater operating economies and increased portfolio diversification.

    NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree, with respect to the Reorganization, as follows:

1. THE TRANSFER OF ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES, AND THE ASSUMPTION OF ALL THE LIABILITIES OF THE ACQUIRED FUND

    1.1 A closing shall take place as provided for in paragraph 3.1 ("Closing") and the provisions of paragraphs 1 through 8 of this Agreement shall apply. At the Closing, subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer all of the Acquired Fund's assets, as set forth in paragraph 1.2, to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor:
(i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Acquiring Fund Share computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all the liabilities of the Acquired Fund, as set forth in paragraph 1.3.

    1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities and futures interests, and dividends or interest receivable which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

    1.3 The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges, and reserves reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared by the administrator of the Acquiring Fund and the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period.

    1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record, determined as of immediately after the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. Such distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent.

    1.5 As soon as practicable after the Closing, the Acquired Fund shall take all the necessary measures under Maryland law and the Acquired Fund's Articles of Incorporation to effect a complete dissolution of the Acquired Fund and to de-register the Acquired Fund under the Investment Company Act of 1940, as amended (the "1940 Act").

2. VALUATION

    2.1 The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of immediately after the close of business of the New York Stock Exchange (the "NYSE") at 4:00 P.M., Eastern Time, on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquired Fund's Articles of Incorporation and the Acquired Fund's then-current prospectus or statement of additional information.

    2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of immediately after the close of business of the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's Articles of Incorporation and the Acquiring Fund's then-current prospectus or statement of additional information.

    2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of an Acquiring Fund Share determined in accordance with paragraph 2.2.

    2.4 All computations of value for the Acquired Fund and the Acquiring Fund shall be made by Hartford Life Insurance Company ("HL").

3. CLOSING AND CLOSING DATE

    3.1  The Closing Date shall be             , 1997 or such other date as the
parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of immediately after the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 P.M., Eastern Time. The Closing shall be held at the offices of the Acquiring Fund, Hartford Plaza, Hartford, Connecticut 06115 or at such other time and/or place as the parties may agree.

    3.2 State Street Bank and Trust, as custodian for the Acquired Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (i) the Acquired Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund within two business days prior to or on the Closing Date; and (ii) all necessary taxes, including all applicable Federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of the Acquired Fund's portfolio securities.

    3.3 In the event that, on the Valuation Date, (a) the NYSE shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that, if trading shall not be fully resumed and reporting restored on or before
            , 1997, this Agreement may be terminated by either the Acquired Fund or the Acquiring Fund upon the giving of written notice to the other party.

    3.4 HL shall deliver at the Closing a certificate of an authorized officer stating that their records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sales, checks, assignments, share certificates, if any, receipts, or other documents as such other party or its counsel may reasonably request.

4. REPRESENTATIONS AND WARRANTIES

    4.1 The Acquired Fund, represents and warrants to the Acquiring Fund as follows:

    (a) The Acquired Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland;

    (b) The Acquired Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission"), as an investment company under the 1940 Act, and the registration of its shares, under the Securities Act of 1933, as amended (the "1933 Act"), are in full force and effect;

    (c) The Acquired Fund is not in, and the execution, delivery, and performance of this Agreement will not result in, a material violation of the Acquired Fund's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquired Fund is a party or bound;

    (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

    (e) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to their knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect the Acquired Fund's financial condition or the conduct of the Acquired Fund's business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and the Acquired Fund is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the business or the ability of the Acquired Fund to consummate the transactions herein contemplated;

    (f) The Statement of Assets and Liabilities of the Acquired Fund at December 31, 1996 has been audited by Arthur Andersen LLP, independent public accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) fairly reflects the financial condition of the Acquired Fund as of such date, and there are no known contingent liabilities of the Acquired Fund as of such date not disclosed therein;

    (g) Since December 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (g), a decline in net asset value per share of the Acquired Fund, the discharge of Acquired Fund liabilities, or the redemption of Acquired Fund shares by Acquired Fund Shareholders shall not constitute a material adverse change;

    (h) At the Closing Date, all material Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best knowledge of the Acquired Fund no such return is currently under audit and no assessment has been asserted with respect to such returns;

    (i) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

    (j) The authorized capital of the Acquired Fund consists of 100 million shares of common stock, $0.10 par value per share, all of one class, at the date hereof. All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid, and non-assessable by the Acquired Fund. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amount set forth in the records of HL, on behalf of the Acquired Fund as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants, or other rights to subscribe for or to purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares;

    (k) At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to any restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund;

    (l) The execution, delivery, and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund's directors, and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights, and to general equity principles;

    (m) The information to be furnished by the Acquired Fund for use in registration statements, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto; and

    (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.6 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

    4.2 The Acquiring Fund represents and warrants to the Acquired Fund as follows:

    (a) The Acquiring Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland;

    (b) The Acquiring Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission, as an investment company under the 1940 Act, and the registration of its shares, under the 1933 Act, are in full force and effect;

    (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

    (d) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

    (e) The Acquiring Fund is not in, and the execution, delivery, and performance of this Agreement will not result in, a material violation of the Acquiring Fund's Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or bound;

    (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or any of their properties or assets, except as previously disclosed in writing to the Acquired Fund. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and the Acquiring Fund is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body which materially and adversely affects the business or the ability of the Acquiring Fund to consummate the transactions contemplated herein;

    (g) The Statement of Assets and Liabilities of the Acquiring Fund at December 31, 1996, audited by Arthur Andersen LLP, independent public accountants, and a copy of which has been furnished to the Acquired Fund, fairly and accurately reflects the financial condition of the Acquiring Fund as of such date in accordance with generally accepted accounting principles consistently applied;

    (h) Since December 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Fund shares, the discharge of Acquiring Fund liabilities, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders shall not constitute a material adverse change;

    (i) At the Closing Date, all material Federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best knowledge of the Acquiring Fund, no such return is currently under audit and no assessment has been asserted with respect to such returns;

    (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

    (k) The authorized capital of the Acquiring Fund consists of 800 million shares of common stock, $0.10 par value per share, all of one class, at the date hereof. All issued and outstanding Acquiring Fund shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid, and non-assessable by the Acquiring Fund. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or to purchase the Acquiring Fund Shares, nor is there outstanding any security convertible into the Acquiring Fund shares;

    (l) The execution, delivery, and performance of this Agreement will have been fully authorized prior to the Closing Date by all necessary action, if any, on the part of the directors of the Acquiring Fund and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights, and to general equity principles;

    (m) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable by the Acquiring Fund;

    (n) The information to be furnished by the Acquiring Fund for use in registration statements, proxy materials, and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

    (o) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement herein, in light of the circumstances under which such statements were made, not materially misleading; and

    (p) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date.

5. COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

    5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable.

    5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

    5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

    5.4 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the shares of the Acquired Fund.

    5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do, or cause to be done, all things, reasonably necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.

    5.6 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in a combined Registration Statement/Proxy Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein (the "Meeting").

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

    The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by the Acquiring Fund hereunder on or before the Closing Date, and, in addition thereto, to the following further conditions:

    6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

    6.2 The Acquiring Fund shall have delivered to the Acquired Fund, on the Closing Date, a certificate executed in the Acquiring Fund's name by its President or Vice President, and its Treasurer or Controller, in a form reasonably satisfactory to the Acquired Fund, and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement and as to such other matters as the Acquired Fund shall reasonably request.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

    The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by the Acquired Fund hereunder on or before the Closing Date and, in addition thereto, to the following conditions:

    7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as these representations and warranties may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

    7.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, as of the Closing Date, certified by the Controller of the Acquired Fund; and

    7.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date, a certificate executed in the Acquired Fund's name by the Acquired Fund's President or Vice President, and the Acquired Fund's Treasurer or Controller, in form and substance satisfactory to the Acquiring Fund, and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund, with respect to the Acquired Fund, made in this Agreement are true and correct at and as of the Closing Date, except as these representations and warranties may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

       If any of the conditions set forth below do not exist on or before the Closing Date, with respect to the Acquired Fund or the Acquiring Fund, then the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

    8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of Common Stock, $.10 par value per share, of the Acquired Fund in accordance with the provisions of the Acquired Fund's Articles of Incorporation and By-Laws, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, the Acquiring Fund or the Acquired Fund may not waive the conditions set forth in this paragraph 8.1;

    8.2 On the Closing Date, no action, suit, or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or to obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

    8.3 All consents of other parties and all other consents, orders, and permits of Federal, state, and local regulatory authorities deemed necessary by the Acquiring Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that the parties hereto may, for themselves, waive any of such conditions;

    8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened, or contemplated under the 1933 Act; and

    8.5 The parties shall have received the opinion of tax legal counsel, addressed to the Acquiring Fund and the Acquired Fund, substantially to the effect that the transactions contemplated by this Agreement shall constitute a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by tax legal counsel of representations that such firm shall request of the Acquiring Fund and the Acquired Fund. Notwithstanding anything herein to the contrary, the Acquiring Fund or the Acquired Fund may not waive the conditions set forth in this paragraph 8.5.

9. BROKERAGE FEES AND EXPENSES

    9.1 The Acquiring Fund and the Acquired Fund each represent and warrant to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

    9.2  HL will bear the aggregate expenses and costs of the Reorganization.

10. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

    10.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty, or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

    10.2 The representations, warranties, and covenants contained in this Agreement, or in any document delivered pursuant hereto or in connection herewith, shall survive the consummation of the transactions contemplated hereunder.

11. TERMINATION

    This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of either Fund's Board of Directors at any time prior to the Closing Date, if circumstances should develop that, in the opinion of such Board of Directors, make proceeding with the Agreement inadvisable.

12. WAIVER

    The Acquiring Fund and the Acquired Fund, after consultation with each Fund's counsel and by consent of the Fund's Board of Directors, may waive any condition to the respective obligations of the Acquiring Fund and the Acquired Fund hereunder, except as provided herein.

13. AMENDMENTS

    This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of each Fund; provided, however, that, following the Meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

14. NOTICES

    Any notice, report, statement, or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, or certified mail addressed to each Fund at Hartford Plaza, Hartford, Connecticut 06115.

15. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

    15.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    15.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

    15.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut.

    15.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or to give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

    15.5 It is expressly agreed that the obligations of Acquiring Fund and the Acquired Fund hereunder shall not be binding upon any of the directors, shareholders, nominees, officers, agents, or employees of the Fund personally, but shall bind only the corporate property of Acquiring Fund and the Acquired Fund, as provided in the Articles of Incorporation of each Fund. The execution and delivery by such officers of each Fund shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the corporate property of the Acquiring Fund and the Acquired Fund as provided in the Articles of Incorporation of each Fund.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and its seal to be affixed hereto and attested by its Secretary or Assistant Secretary.

Attest:                [Seal]                          HVA MONEY MARKET FUND, INC.
----------------------------------------------------   ----------------------------------------------------
By:                                                    By:
Title:                                                 Title:

Attest:
                                                       HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC.
                       [Seal]
----------------------------------------------------   ----------------------------------------------------
By:                                                    By:
Title:                                                 Title:

             Combined Prospectus for HVA Money Market Fund, Inc.
                 and U.S. Government Money Market Fund, Inc.
                           dated as of May 1, 1997

HARTFORD MUTUAL FUNDS
------------------------------------------------------------------------------

                             HARTFORD MUTUAL FUNDS
                         SUPPLEMENT DATED MARCH 3, 1997
                      TO THE PROSPECTUS DATED MAY 1, 1996,
                           AS REVISED AUGUST 9, 1996

    Effective March 3, 1997, The Hartford Investment Management Company, investment manager to each of the Hartford Mutual Funds (the "Funds") and an indirect wholly owned subsidiary of ITT Hartford Group, Inc. ("The Hartford"), has changed its name to HL Investment Advisors, Inc. On that same date a newly formed wholly owned subsidiary of The Hartford has been renamed The Hartford Investment Management Company ("HIMCO"). HL Investment Advisors, Inc. has entered into an agreement with HIMCO for HIMCO to provide investment services to HL Investment Advisors in connection with the Hartford Index Fund, Hartford Bond Fund, Hartford Mortgage Securities Fund, Hartford U.S. Government Money Market Fund and HVA Money Market Fund. As a corporate affiliate of HL Investment Advisors, Inc., HIMCO will be reimbursed by HL Investment Advisors for the costs it incurs in providing such services and will receive no other compensation. Therefore, the investment management fees charged to the Funds will remain the same. In addition, the personnel responsible for managing the Funds has not changed. For additional information on the investment management of the Funds please see "Management of the Funds" in the prospectus.

HV-2132

                             HARTFORD MUTUAL FUNDS
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999
                           PROSPECTUS -- MAY 1, 1996
                        REVISED EFFECTIVE AUGUST 9, 1996

This Prospectus contains information relating to twelve mutual funds offered hereby (individually, a "Fund," collectively, the "Funds" or "Hartford Mutual Funds"), each registered as a diversified open-end management investment company with the Securities and Exchange Commission, that are made available to serve as the underlying investment vehicles for certain variable annuity and variable life insurance separate accounts of Hartford Life Insurance Company and ITT Hartford Life and Annuity Insurance Company (collectively, the "ITT Hartford Life Insurance Companies"). The Funds, which have different investment objectives and policies, are: Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford Index Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Small Company Fund, Inc., Hartford Stock Fund, Inc., Hartford Advisers Fund, Inc., Hartford International Advisers Fund, Inc., Hartford Bond Fund, Inc., Hartford Mortgage Securities Fund, Inc., HVA Money Market Fund, Inc. and Hartford U.S. Government Money Market Fund, Inc. The investment objective of each Fund is the first sentence of each of the following:

                                  STOCK FUNDS

    HARTFORD CAPITAL APPRECIATION FUND, INC. seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration. The Capital Appreciation Fund invests primarily in equity securities and securities convertible into equity securities.

    HARTFORD DIVIDEND AND GROWTH FUND, INC. seeks to achieve a high level of current income consistent with growth of capital and reasonable investment risk. The Dividend and Growth Fund invests primarily in equity securities and securities convertible into equity securities that typically have above average income yield and favorable prospects for capital appreciation.

    HARTFORD INDEX FUND, INC. seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate. The Index Fund attempts to approximate the capital performance and the dividend income of the Standard & Poor's 500 Composite Stock Price Index.

    HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC. seeks to achieve long-term total rate of return consistent with prudent investment risk through investment primarily in equity securities issued by non-U.S. companies.

    HARTFORD SMALL COMPANY FUND, INC. seeks growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation. The Fund invests primarily in equity securities of companies with less than $2 billion in market capitalization.

    HARTFORD STOCK FUND, INC. seeks to achieve long-term capital growth primarily through capital appreciation, with income a secondary consideration, by investing in primarily equity securities. Its portfolio emphasizes high-quality growth companies.

                             ASSET ALLOCATION FUNDS
    HARTFORD ADVISERS FUND, INC. seeks to achieve maximum long-term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments. The Advisers Fund actively allocates its assets among these asset categories based on fundamental analysis, not on short-term market timing.

    HARTFORD INTERNATIONAL ADVISERS FUND, INC. seeks to achieve maximum long-term total rate of return consistent with prudent investment risk. The International Advisers Fund's assets will be diversified among at least five countries, and will be allocated among equity and debt securities and money market instruments based on fundamental analysis, not on short-term market timing.

                                   BOND FUNDS

    HARTFORD BOND FUND, INC. seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities.

    HARTFORD MORTGAGE SECURITIES FUND, INC. seeks to achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

                               MONEY MARKET FUNDS

    HVA MONEY MARKET FUND, INC. seeks to achieve maximum current income consistent with liquidity and preservation of capital. This Fund invests in short-term money market instruments.

    HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC. seeks to achieve maximum current income consistent with preservation of capital. This Fund invests in short-term money market instruments.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION ABOUT A FUND THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. PLEASE READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE. ADDITIONAL INFORMATION ABOUT THE FUNDS HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN A STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 1996, REVISED EFFECTIVE AUGUST 9, 1996, WHICH HAS BEEN INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND WILL BE PROVIDED ON REQUEST AND WITHOUT CHARGE. WRITE "HARTFORD FAMILY OF FUNDS, C/O INDIVIDUAL ANNUITY OPERATIONS," P.O. BOX 2999, HARTFORD, CT 06104-2999.
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUNDS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER BY THE FUNDS TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR THE FUNDS TO MAKE SUCH OFFER.
--------------------------------------------------------------------------------

AN INVESTMENT IN EITHER OF THE MONEY MARKET FUNDS IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT EITHER OF THE MONEY MARKET FUNDS WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.
--------------------------------------------------------------------------------

HARTFORD INTERNATIONAL ADVISERS FUND, INC. MAY INVEST UP TO 15% OF ITS ASSETS IN HIGH YIELD DEBT SECURITIES. INVESTMENTS OF THIS TYPE INVOLVE COMPARATIVELY HIGHER RISKS, INCLUDING PRICE VOLATILITY AND RISK OF DEFAULT IN THE PAYMENT OF INTEREST AND PRINCIPAL, THAN HIGHER-QUALITY DEBT SECURITIES. SEE "COMMON INVESTMENT POLICIES AND RISK FACTORS."
--------------------------------------------------------------------------------

2                                                          HARTFORD MUTUAL FUNDS
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        -----
Glossary..............................................................     3
Financial Highlights..................................................     4
The Funds.............................................................    15
Investment Objectives and Policies of the Funds.......................    15
Common Investment Policies and Risk Factors...........................    23
  Repurchase Agreements...............................................    23
  Illiquid Securities.................................................    23
  When-Issued and Delayed-Delivery Securities.........................    24
  Other Investment Companies..........................................    24
  Currency Transactions...............................................    24
  Options and Futures Contracts.......................................    25
  Non-U.S. Securities, Including ADRs and GDRs........................    26
  Small Capitalization Securities.....................................    27
  Mortgage-Related Securities.........................................    27
  Asset-Backed Securities.............................................    28
  Swap Agreements.....................................................    28
  Money Market Instruments............................................    29
  Investment Grade Securities.........................................    29
  High Yield Securities...............................................    29
  Other Risk Factors..................................................    29
Management of the Funds...............................................    30
  Investment Advisory and Management Services.........................    30
  Investment Sub-Advisory Services....................................    31
  Portfolio Managers..................................................    32
Administrative Services for the Funds.................................    32
Expenses of the Funds.................................................    32
Performance Related Information.......................................    33
Dividends.............................................................    33
Net Asset Value.......................................................    33
Purchase of Fund Shares...............................................    34
Sale and Redemption of Shares.........................................    34
Federal Income Taxes..................................................    34
Ownership and Capitalization of the Funds.............................    34
  Capital Stock.......................................................    34
  Voting..............................................................    35
  Other Rights........................................................    35
General Information...................................................    35
  Reports to Shareholders.............................................    35
  Custodian, Transfer and Dividend Disbursing Agents..................    35
  "Majority" Defined..................................................    35
  Pending Legal Proceedings...........................................    35
  Requests for Information............................................    35
Appendix -- Ratings of Bonds and Commercial Paper.....................    36

    There is the possibility that an individual Fund may be held liable for a misstatement, inaccuracy or incomplete disclosure in this Prospectus concerning the other Fund(s).

    Additional information about the performance of each Fund, including Management's Discussion and Analysis of results, is contained in the Funds' annual report to shareholders, which may be obtained without charge by calling 1-800-862-6668.

HARTFORD MUTUAL FUNDS                                                          3
--------------------------------------------------------------------------------

                                    GLOSSARY

     ADRs:        American Depository Receipts
     CFTC:        Commodity Futures Trading Commission
     CMOs:        Collateralized Mortgage Obligations
     Code:        Internal Revenue Code of 1986, as amended
     FHLMC:       Federal Home Loan Mortgage Corporation
     FNMA:        Federal National Mortgage Association
     GDRs:        Global Depository Receipts
     GNMA:        Government National Mortgage Association
     IMF:         International Monetary Fund
     Moody's:     Moody's Investors Service, Inc.
     NYSE:        New York Stock Exchange
     1940 Act:    Investment Company Act of 1940, as amended
     SEC:         Securities and Exchange Commission
     S&P:         Standard & Poor's Corporation
     World Bank:  International Bank for Reconstruction and Development

4

--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                             (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                  ----------------------------------------------------------------------------------------------------------------
                     YEAR        YEAR       YEAR        YEAR        YEAR        YEAR       YEAR       YEAR       YEAR       YEAR
                    ENDED       ENDED       ENDED       ENDED       ENDED      ENDED      ENDED      ENDED      ENDED      ENDED
                   12/31/95    12/31/94   12/31/93    12/31/92    12/31/91    12/31/90   12/31/89   12/31/88   12/31/87   12/31/86
                  ----------  ----------  ---------   ---------   ---------   --------   --------   --------   --------   --------
NET ASSET VALUE
 AT BEGINNING OF
 PERIOD.........  $    2.860  $    3.052  $  2.634    $  2.607    $  1.709    $ 2.020    $ 1.678    $ 1.341    $ 1.482    $ 1.423
NET INVESTMENT
 INCOME.........       0.030       0.011     0.003       0.008    $  0.021    $ 0.029    $ 0.023    $ 0.015    $ 0.025    $ 0.019
NET REALIZED AND
 UNREALIZED
 GAINS (LOSSES)
 ON
 INVESTMENTS....       0.785       0.070     0.526       0.388       0.898     (0.246)     0.376      0.337     (0.075)     0.106
                  ----------  ----------  ---------   ---------   ---------   --------   --------   --------   --------   --------
TOTAL FROM
 INVESTMENT
 OPERATIONS.....       0.815       0.081     0.529       0.396       0.919     (0.217)     0.399      0.352     (0.050)     0.125
DIVIDENDS FROM
 NET INVESTMENT
 INCOME.........      (0.030)     (0.011)   (0.003)     (0.008)     (0.021)    (0.029)    (0.023)    (0.015)    (0.025)    (0.019)
DISTRIBUTION
 FROM NET
 REALIZED GAINS
 ON
 SECURITIES.....      (0.155)     (0.262)   (0.108)     (0.361)      0.000     (0.065)    (0.034)     0.000     (0.066)    (0.047)
RETURN OF
 CAPITAL........       0.000       0.000     0.000       0.000       0.000      0.000      0.000      0.000      0.000      0.000
                  ----------  ----------  ---------   ---------   ---------   --------   --------   --------   --------   --------
TOTAL FROM
DISTRIBUTIONS...      (0.185)     (0.273)   (0.111)     (0.369)     (0.021)    (0.094)    (0.057)    (0.015)    (0.091)    (0.066)
                  ----------  ----------  ---------   ---------   ---------   --------   --------   --------   --------   --------
NET INCREASE
 (DECREASE) IN
 NET ASSETS.....       0.630      (0.192)    0.418       0.027       0.898     (0.311)     0.342      0.337     (0.141)     0.059
NET ASSET VALUE
 AT END OF
 PERIOD.........  $    3.490  $    2.860  $  3.052    $  2.634    $  2.607    $ 1.709    $ 2.020    $ 1.678    $ 1.341    $ 1.482
                  ----------  ----------  ---------   ---------   ---------   --------   --------   --------   --------   --------
                  ----------  ----------  ---------   ---------   ---------   --------   --------   --------   --------   --------
TOTAL RETURN....       30.25%       2.50%    20.80%      16.98%      53.99%    (10.90)%    24.11%     26.37%     (4.31)%     9.03%
NET ASSETS (IN
 THOUSANDS).....   2,157,892   1,158,644   778,904     300,373     158,046     56,032     59,922     34,226     26,123     22,556
RATIO OF
 OPERATING
 EXPENSES TO
 AVERAGE NET
 ASSETS.........        0.68%       0.72%     0.76%       0.87%       0.92%      0.96%      0.94%      0.97%      1.01%      1.12%
RATIO OF NET
 INVESTMENT
 INCOME TO
 AVERAGE NET
 ASSET..........        0.95%       0.40%     0.12%       0.36%       0.92%      1.58%      1.25%      0.91%      1.27%      1.23%
PORTFOLIO
 TURNOVER
 RATE...........        78.6%       73.3%     91.4%      100.3%      107.2%      51.8%      35.0%      48.9%      68.7%      53.9%

HARTFORD DIVIDEND & GROWTH FUND, INC.                                          5
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                                         (FOR A SHARE
                                                    OUTSTANDING THROUGHOUT
                                                     THE INDICATED PERIOD)
                                                    -----------------------
                                                      YEAR
                                                      ENDED      03/08/94-
                                                      1995      12/31/94(A)
                                                    ---------   -----------
NET ASSET VALUE AT BEGINNING OF PERIOD............  $  0.994     $ 1.000
NET INVESTMENT INCOME.............................     0.033       0.024
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS......................................     0.317      (0.005)
                                                    ---------   -----------
TOTAL FROM INVESTMENT OPERATIONS..................     0.350       0.019
DIVIDENDS FROM NET INVESTMENT INCOME..............    (0.033)     (0.024)
DISTRIBUTION FROM NET REALIZED GAINS ON
 SECURITIES.......................................     0.000      (0.001)
RETURN OF CAPITAL.................................     0.000       0.000
                                                    ---------   -----------
TOTAL FROM DISTRIBUTIONS..........................    (0.033)     (0.025)
                                                    ---------   -----------
NET INCREASE (DECREASE) IN NET ASSETS.............     0.317      (0.006)
NET ASSET VALUE AT END OF PERIOD..................  $  1.311     $ 0.994
                                                    ---------   -----------
                                                    ---------   -----------
TOTAL RETURN......................................     36.37%       1.96%
NET ASSETS (IN THOUSANDS).........................   265,070      55,066
RATIO OF OPERATING EXPENSES TO AVERAGE NET
 ASSETS...........................................      0.77%       0.83%*
RATIO OF NET INVESTMENT INCOME TO AVERAGE NET
 ASSET............................................      2.91%       3.52%*
PORTFOLIO TURNOVER RATE...........................      41.4%       27.8%

------------------------
(a) The Fund was declared effective by the Securities and Exchange Commission on March 8, 1994.

 *  Annualized

6                                                      HARTFORD INDEX FUND, INC.
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                                 (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                           ------------------------------------------------------------------------------------------------------
                             YEAR        YEAR        YEAR        YEAR       YEAR       YEAR       YEAR       YEAR
                             ENDED       ENDED       ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      05/01/87-
                           12/31/95    12/31/94    12/31/93    12/31/92   12/31/91   12/31/90   12/31/89   12/31/88   12/31/87(A)
                           ---------   ---------   ---------   --------   --------   --------   --------   --------   -----------
NET ASSET VALUE AT
 BEGINNING OF PERIOD.....  $  1.522    $  1.546    $  1.450    $ 1.390    $ 1.134    $ 1.220    $ 0.960    $ 0.854      $ 1.000
NET INVESTMENT INCOME....     0.044       0.038       0.035      0.033      0.036      0.037      0.029      0.030        0.016
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON
 INVESTMENTS.............     0.507      (0.024)      0.096      0.060      0.294     (0.086)     0.260      0.106       (0.144)
                           ---------   ---------   ---------   --------   --------   --------   --------   --------   -----------
TOTAL FROM INVESTMENT
 OPERATIONS..............     0.551       0.014       0.131      0.093      0.330     (0.049)     0.289      0.136       (0.128)
DIVIDENDS FROM NET
 INVESTMENT INCOME.......    (0.044)     (0.038)     (0.035)    (0.033)    (0.036)    (0.037)    (0.029)    (0.030)      (0.016)
DISTRIBUTION FROM NET
 REALIZED GAINS ON
 SECURITIES..............    (0.001)      0.000       0.000      0.000     (0.038)     0.000      0.000      0.000       (0.002)
RETURN OF CAPITAL........     0.000       0.000       0.000      0.000      0.000      0.000      0.000      0.000        0.000
                           ---------   ---------   ---------   --------   --------   --------   --------   --------   -----------
TOTAL FROM
 DISTRIBUTIONS...........    (0.045)     (0.038)     (0.035)    (0.033)    (0.074)    (0.037)    (0.029)    (0.030)      (0.018)
                           ---------   ---------   ---------   --------   --------   --------   --------   --------   -----------
NET INCREASE (DECREASE)
 IN NET ASSETS...........     0.506      (0.024)      0.096      0.060      0.256     (0.086)     0.260      0.106       (0.146)
NET ASSET VALUE AT END OF
 PERIOD..................  $  2.028    $  1.522    $  1.546    $ 1.450    $ 1.390    $ 1.134    $ 1.220    $ 0.960      $ 0.854
                           ---------   ---------   ---------   --------   --------   --------   --------   --------   -----------
                           ---------   ---------   ---------   --------   --------   --------   --------   --------   -----------

TOTAL RETURN.............     36.55%       0.94%       9.12%      6.82%     29.53%     (3.99)%    30.47%     16.35%      (12.91)%
NET ASSETS (IN
 THOUSANDS)..............   318,253     157,660     140,396     82,335     47,770     26,641     19,456     10,050        7,212
RATIO OF OPERATING
 EXPENSES TO AVERAGE NET
 ASSETS..................      0.39%       0.45%       0.49%      0.60%      0.67%      0.91%      1.10%      1.23%        1.35%*
RATIO OF NET INVESTMENT
 INCOME TO AVERAGE NET
 ASSET...................      2.46%       2.50%       2.36%      2.48%      2.89%      3.27%      2.60%      3.29%        2.39%*
PORTFOLIO TURNOVER
 RATE....................       1.5%        1.8%        0.8%       1.2%       6.7%      25.5%      12.9%      20.9%         1.9%

------------------------
(a) The Fund was declared effective by the Securities and Exchange Commission on May 1, 1987.

*  Annualized

HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.                                7
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                      (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                                ---------------------------------------------------------------------
                                  YEAR        YEAR        YEAR        YEAR       YEAR
                                  ENDED       ENDED       ENDED      ENDED      ENDED      07/02/90-
                                  1995        1994        1993        1992       1991     12/31/90(A)
                                ---------   ---------   ---------   --------   --------   -----------
NET ASSET VALUE AT BEGINNING
 OF PERIOD....................  $  1.176    $  1.215    $  0.917    $ 0.973    $ 0.871      $ 1.000
NET INVESTMENT INCOME.........     0.020       0.016       0.009      0.013      0.011        0.015
NET REALIZED AND UNREALIZED
 GAINS (LOSSES) ON
 INVESTMENTS..................     0.141      (0.039)      0.298     (0.056)     0.102       (0.129)
                                ---------   ---------   ---------   --------   --------   -----------
TOTAL FROM INVESTMENT
 OPERATIONS...................     0.161      (0.023)      0.307     (0.043)     0.113       (0.114)
DIVIDENDS FROM NET INVESTMENT
 INCOME.......................    (0.020)     (0.016)     (0.009)    (0.013)    (0.011)      (0.015)
DISTRIBUTION FROM NET REALIZED
 GAINS ON SECURITIES..........    (0.011)      0.000       0.000      0.000      0.000        0.000
RETURN OF CAPITAL.............     0.000       0.000       0.000      0.000      0.000        0.000
                                ---------   ---------   ---------   --------   --------   -----------
TOTAL FROM DISTRIBUTIONS......    (0.031)     (0.016)     (0.009)    (0.013)    (0.011)      (0.015)
                                ---------   ---------   ---------   --------   --------   -----------
NET INCREASE (DECREASE) IN NET
 ASSETS.......................     0.130      (0.039)      0.298     (0.056)     0.102       (0.129)
NET ASSET VALUE AT END OF
 PERIOD.......................  $  1.306    $  1.176    $  1.215    $ 0.917    $ 0.973      $ 0.871
                                ---------   ---------   ---------   --------   --------   -----------
                                ---------   ---------   ---------   --------   --------   -----------
TOTAL RETURN..................     13.93%      (1.94)%     33.73%     (4.43)%    13.00%      (11.76)%
NET ASSETS (IN THOUSANDS).....   686,475     563,765     281,608     47,560     22,854        9,352
RATIO OF OPERATING EXPENSES TO
 AVERAGE NET ASSETS...........      0.86%       0.85%       1.00%      1.23%      1.24%        1.04%*
RATIO OF NET INVESTMENT INCOME
 TO AVERAGE NET ASSET.........      1.60%       1.42%       0.84%      1.40%      1.17%        2.65%*
PORTFOLIO TURNOVER RATE.......      55.6%       46.4%       31.8%      25.1%      24.7%         3.0%

------------------------
(a) The Fund was declared effective by the Securities and Exchange Commission on July 2, 1990.

*  Annualized

8                                                      HARTFORD STOCK FUND, INC.
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                         (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                ------------------------------------------------------------------------------------------------------------
                   YEAR       YEAR      YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR
                  ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED
                 12/31/95   12/31/94  12/31/93   12/31/92   12/31/91   12/31/90   12/31/89   12/31/88   12/31/87   12/31/86
                ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
NET ASSET VALUE
 AT BEGINNING
 OF PERIOD..... $    2.801 $    3.099 $  2.965   $  2.927   $  2.452   $  2.775   $  2.304   $  1.977   $  2.177   $  2.107
NET INVESTMENT
 INCOME........      0.070      0.061    0.053      0.051   $  0.059   $  0.070   $  0.065   $  0.045   $  0.045   $  0.049
NET REALIZED
 AND UNREALIZED
 GAINS (LOSSES)
 ON
 INVESTMENTS...      0.840     (0.111)    0.339     0.219      0.532     (0.179)     0.522      0.327      0.084      0.196
                ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
TOTAL FROM
 INVESTMENT
 OPERATIONS....      0.910     (0.050)    0.392     0.270      0.591     (0.109)     0.587      0.372      0.129      0.245
DIVIDENDS FROM
 NET INVESTMENT
 INCOME........     (0.070)     (0.061)   (0.053)   (0.051)   (0.059)    (0.070)    (0.065)    (0.045)    (0.045)    (0.049)
DISTRIBUTION
 FROM NET
 REALIZED GAINS
 ON
 SECURITIES....     (0.114)     (0.187)   (0.205)   (0.181)   (0.057)    (0.144)    (0.051)     0.000     (0.284)    (0.126)
RETURN OF
 CAPITAL.......      0.000      0.000    0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000
                ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
TOTAL FROM
DISTRIBUTIONS...     (0.184)     (0.248)   (0.258)   (0.232)   (0.116)   (0.214)    (0.116)    (0.045)    (0.329)    (0.175)
                ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
NET INCREASE
 (DECREASE) IN
 NET ASSETS....      0.726     (0.298)    0.134     0.038      0.475     (0.323)     0.471      0.327     (0.200)     0.070
NET ASSET VALUE
 AT END OF
 PERIOD........ $    3.527 $    2.801 $  3.099   $  2.965   $  2.927   $  2.452   $  2.775   $  2.304   $  1.977   $  2.177
                ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

TOTAL RETURN...      34.10%      (1.89)%    14.34%    10.04%    24.58%    (3.87)%    26.02%     19.00%      5.41%     12.33%
NET ASSETS (IN
 THOUSANDS)....  1,876,884  1,163,158  968,425    569,903    406,489    257,553    266,756    187,511    170,319    148,126
RATIO OF
 OPERATING
 EXPENSES TO
 AVERAGE NET
 ASSETS........       0.48%       0.50%     0.53%     0.57%     0.60%      0.66%      0.64%      0.65%      0.65%      0.66%
RATIO OF NET
 INVESTMENT
 INCOME TO
 AVERAGE NET
 ASSET.........       2.23%       2.17%     1.86%     1.90%     2.14%      2.76%      2.31%      2.08%      1.83%      2.24%
PORTFOLIO
 TURNOVER
 RATE..........       52.9%       63.8%     69.0%     69.8%     24.3%      20.2%      24.4%      22.9%      27.0%      25.7%

HARTFORD ADVISERS FUND, INC.                                                   9
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                         (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                ------------------------------------------------------------------------------------------------------------
                   YEAR       YEAR       YEAR      YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR
                  ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED
                 12/31/95   12/31/94   12/31/93  12/31/92   12/31/91   12/31/90   12/31/89   12/31/88   12/31/87   12/31/86
                ---------- ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------
NET ASSET VALUE
 AT BEGINNING
 OF PERIOD..... $    1.600 $    1.752 $    1.676 $  1.649   $  1.436   $  1.543   $  1.332   $  1.213   $  1.227   $  1.179
NET INVESTMENT
 INCOME........      0.064      0.054      0.050    0.059   $  0.063   $  0.074   $  0.062   $  0.051   $  0.051   $  0.054
NET REALIZED
 AND UNREALIZED
 GAINS (LOSSES)
 ON
 INVESTMENTS...      0.377     (0.100)      0.145    0.070     0.223     (0.059)     0.221      0.119      0.025      0.089
                ---------- ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------
TOTAL FROM
 INVESTMENT
 OPERATIONS....      0.441     (0.046)      0.195    0.129     0.286      0.015      0.283      0.170      0.076      0.143
DIVIDENDS FROM
 NET INVESTMENT
 INCOME........     (0.064)     (0.054)     (0.050)   (0.059)   (0.063)   (0.074)   (0.062)    (0.051)    (0.051)    (0.054)
DISTRIBUTION
 FROM NET
 REALIZED GAINS
 ON
 SECURITIES....     (0.019)     (0.052)     (0.069)   (0.043)   (0.010)   (0.048)   (0.010)     0.000     (0.039)    (0.041)
RETURN OF
 CAPITAL.......      0.000      0.000      0.000    0.000      0.000      0.000      0.000      0.000      0.000      0.000
                ---------- ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------
TOTAL FROM
DISTRIBUTIONS...     (0.083)     (0.106)     (0.119)   (0.102)   (0.073)   (0.122)   (0.072)   (0.051)    (0.090)    (0.095)
                ---------- ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------
NET INCREASE
 (DECREASE) IN
 NET ASSETS....      0.358     (0.152)      0.076    0.027     0.213     (0.107)     0.211      0.119     (0.014)     0.048
NET ASSET VALUE
 AT END OF
 PERIOD........ $    1.958 $    1.600 $    1.752 $  1.676   $  1.649   $  1.436   $  1.543   $  1.332   $  1.213   $  1.227
                ---------- ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------
                ---------- ---------- ---------- ---------  ---------  ---------  ---------  ---------  ---------  ---------
TOTAL RETURN...      28.34%      (2.74)%      12.25%     8.30%    20.33%     1.26%    21.72%    14.24%      6.08%     12.70%
NET ASSETS (IN
 THOUSANDS)....  4,262,769  3,034,034  2,426,550  985,747    631,424    416,839    371,917    264,750    239,704    127,214
RATIO OF
 OPERATING
 EXPENSES TO
 AVERAGE NET
 ASSETS........       0.65%       0.65%       0.69%     0.78%     0.81%     0.89%     0.89%      0.90%      0.91%      0.98%
RATIO OF NET
 INVESTMENT
 INCOME TO
 AVERAGE NET
 ASSET.........       3.57%       3.34%       3.07%     3.55%     4.13%     4.65%     4.14%      3.93%      4.00%      4.36%
PORTFOLIO
 TURNOVER
 RATE..........       63.5%       60.0%       55.3%     72.8%     42.1%     35.7%     33.5%      30.9%      28.3%      23.3%

10                                    HARTFORD INTERNATIONAL ADVISERS FUND, INC.
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                                         (FOR A SHARE
                                                    OUTSTANDING THROUGHOUT
                                                    THE INDICATED PERIOD)
                                                    ----------------------
                                                          03/01/95-
                                                         12/31/95(A)
                                                    ----------------------
NET ASSET VALUE AT BEGINNING OF PERIOD............         $ 1.000
NET INVESTMENT INCOME.............................           0.030
NET REALIZED AND UNREALIZED GAINS (LOSSES) ON
 INVESTMENTS......................................           0.126
                                                           -------
TOTAL FROM INVESTMENT OPERATIONS..................           0.156
DIVIDENDS FROM NET INVESTMENT INCOME..............          (0.030)
DISTRIBUTION FROM NET REALIZED GAINS ON
 SECURITIES.......................................          (0.017)
RETURN OF CAPITAL.................................           0.000
                                                           -------
TOTAL FROM DISTRIBUTIONS..........................          (0.047)
                                                           -------
NET INCREASE (DECREASE) IN NET ASSETS.............           0.109
NET ASSET VALUE AT END OF PERIOD..................         $ 1.109
                                                           -------
                                                           -------
TOTAL RETURN......................................           15.84%
NET ASSETS (IN THOUSANDS).........................          31,264
RATIO OF OPERATING EXPENSES TO AVERAGE NET
 ASSETS...........................................            0.65%*
RATIO OF NET INVESTMENT INCOME TO AVERAGE NET
 ASSET............................................            3.36%*
PORTFOLIO TURNOVER RATE...........................            47.2%

------------------------------
(a) The Fund was declared effective by the Securities and Exchange Commission on March 1, 1995.

 * Annualized. In 1995, a portion of the International Advisers Fund's management fees were waived. Without this waiver, the ratio of operating expenses to average net assets would have been 1.229%.

HARTFORD BOND FUND, INC.                                                      11
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                                (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                          ------------------------------------------------------------------------------------------------------
                            YEAR       YEAR       YEAR       YEAR       YEAR      YEAR      YEAR      YEAR      YEAR      YEAR
                            ENDED      ENDED      ENDED      ENDED     ENDED     ENDED     ENDED     ENDED     ENDED     ENDED
                          12/31/95   12/31/94   12/31/93   12/31/92   12/31/91  12/31/90  12/31/89  12/31/88  12/31/87  12/31/86
                          ---------  ---------  ---------  ---------  --------  --------  --------  --------  --------  --------
NET ASSET VALUE AT
 BEGINNING OF
 PERIOD.................. $  0.926   $  1.044   $  1.024   $  1.061   $ 0.979   $ 0.976   $ 0.945   $ 0.952   $ 1.033   $ 1.007
NET INVESTMENT INCOME....    0.064      0.060      0.062      0.074   $ 0.072   $ 0.075   $ 0.079   $ 0.077   $ 0.080   $ 0.091
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON
 INVESTMENTS.............    0.102     (0.100)     0.039     (0.019)    0.082     0.003     0.031    (0.007)   (0.081)    0.026
                          ---------  ---------  ---------  ---------  --------  --------  --------  --------  --------  --------
TOTAL FROM INVESTMENT
 OPERATIONS..............    0.166     (0.040)     0.101      0.055     0.154     0.078     0.110     0.070    (0.001)    0.117
DIVIDENDS FROM NET
 INVESTMENT
 INCOME..................   (0.064)    (0.060)    (0.062)    (0.074)   (0.072)   (0.075)   (0.079)   (0.077)   (0.080)   (0.091)
DISTRIBUTION FROM NET
 REALIZED GAINS ON
 SECURITIES..............    0.000     (0.018)    (0.019)    (0.018)    0.000     0.000     0.000     0.000     0.000     0.000
RETURN OF CAPITAL........    0.000      0.000      0.000      0.000     0.000     0.000     0.000     0.000     0.000     0.000
                          ---------  ---------  ---------  ---------  --------  --------  --------  --------  --------  --------
TOTAL FROM
 DISTRIBUTIONS...........   (0.064)    (0.078)    (0.081)    (0.092)   (0.072)   (0.075)   (0.079)   (0.077)   (0.080)   (0.091)
                          ---------  ---------  ---------  ---------  --------  --------  --------  --------  --------  --------
NET INCREASE (DECREASE)
 IN NET ASSETS...........    0.102     (0.118)     0.020     (0.037)    0.082     0.003     0.031    (0.007)   (0.081)    0.026
NET ASSET VALUE AT END OF
 PERIOD.................. $  1.028   $  0.926   $  1.044   $  1.024   $ 1.061   $ 0.979   $ 0.976   $ 0.945   $ 0.952   $ 1.033
                          ---------  ---------  ---------  ---------  --------  --------  --------  --------  --------  --------
                          ---------  ---------  ---------  ---------  --------  --------  --------  --------  --------  --------

TOTAL RETURN.............    18.49%     (3.95)%    10.24%      5.53%    16.43%     8.39%    12.10%     7.60%    (0.01)%   12.19%
NET ASSETS (IN
 THOUSANDS)..............  342,495    247,458    239,602    128,538    97,377    70,915    61,602    54,215    50,037    57,160
RATIO OF OPERATING
 EXPENSES TO AVERAGE NET
 ASSETS..................     0.53%      0.55%      0.57%      0.64%     0.66%     0.67%     0.67%     0.69%     0.69%     0.71%
RATIO OF NET INVESTMENT
 INCOME TO AVERAGE NET
 ASSET...................     6.51%      6.23%      5.93%      7.21%     7.29%     7.82%     8.09%     8.12%     8.15%     8.93%
PORTFOLIO TURNOVER
 RATE....................    215.0%     328.8%     494.3%     434.1%    337.0%    161.6%    225.0%    230.3%     53.3%     46.7%
CURRENT YIELD *..........     6.46%      7.19%      4.93%      6.48%     6.62%     8.17%     7.92%     9.15%     8.67%     8.82%

------------------------------
* The yield information will fluctuate and publication of yield may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies. In addition, information may be of limited use for comparative purposes because it does not reflect charges imposed at the Separate Account level which, if included, would decrease the yield.

12                                       HARTFORD MORTGAGE SECURITIES FUND, INC.
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                                 (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                         ---------------------------------------------------------------------------------------------------------
                           YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR      YEAR      YEAR      YEAR
                           ENDED      ENDED      ENDED      ENDED      ENDED      ENDED     ENDED     ENDED     ENDED      ENDED
                         12/31/95   12/31/94   12/31/93   12/31/92   12/31/91   12/31/90   12/31/89  12/31/88  12/31/87  12/31/86
                         ---------  ---------  ---------  ---------  ---------  ---------  --------  --------  --------  ---------
NET ASSET VALUE AT
 BEGINNING OF PERIOD.... $  0.984   $  1.075   $  1.079   $  1.115   $  1.054   $  1.045   $ 1.006   $ 1.011   $ 1.087   $  1.077
NET INVESTMENT INCOME...    0.068      0.068      0.071      0.086   $  0.088   $  0.087   $ 0.088   $ 0.087   $ 0.093   $  0.104
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON
 INVESTMENTS............    0.087     (0.086)    (0.004)    (0.036)     0.061      0.009     0.039    (0.005)   (0.067)     0.010
                         ---------  ---------  ---------  ---------  ---------  ---------  --------  --------  --------  ---------
TOTAL FROM INVESTMENT
 OPERATIONS.............    0.155     (0.018)     0.067      0.050      0.149      0.096     0.127     0.082     0.026      0.114
DIVIDENDS FROM NET
 INVESTMENT INCOME......   (0.068)    (0.068)    (0.071)    (0.086)    (0.088)    (0.087)   (0.088)   (0.087)   (0.093)    (0.104)
DISTRIBUTION FROM NET
 REALIZED GAINS ON
 SECURITIES.............    0.000     (0.005)     0.000      0.000      0.000      0.000     0.000     0.000    (0.009)     0.000
RETURN OF CAPITAL.......    0.000      0.000      0.000      0.000      0.000      0.000     0.000     0.000     0.000      0.000
                         ---------  ---------  ---------  ---------  ---------  ---------  --------  --------  --------  ---------
TOTAL FROM
 DISTRIBUTIONS..........   (0.068)    (0.073)    (0.071)    (0.086)    (0.088)    (0.087)   (0.088)   (0.087)   (0.102)    (0.104)
                         ---------  ---------  ---------  ---------  ---------  ---------  --------  --------  --------  ---------
NET INCREASE (DECREASE)
 IN NET ASSETS..........    0.087     (0.091)    (0.004)    (0.036)     0.061      0.009     0.039    (0.005)   (0.076)     0.010
NET ASSET VALUE AT END
 OF PERIOD.............. $  1.071   $  0.984   $  1.075   $  1.079   $  1.115   $  1.054   $ 1.045   $ 1.006   $ 1.011   $  1.087
                         ---------  ---------  ---------  ---------  ---------  ---------  --------  --------  --------  ---------
                         ---------  ---------  ---------  ---------  ---------  ---------  --------  --------  --------  ---------

TOTAL RETURN............    16.17%     (1.61)%     6.31%      4.64%     14.71%      9.70%    13.13%     8.38%     2.64%     11.13%
NET ASSETS (IN
 THOUSANDS).............  327,565    304,147    365,198    258,711    162,484    105,620    85,908    85,075    84,075    100,518
RATIO OF OPERATING
 EXPENSES TO AVERAGE NET
 ASSETS.................     0.47%      0.48%      0.49%      0.56%      0.58%      0.58%     0.58%     0.60%     0.61%      0.62%
RATIO OF NET INVESTMENT
 INCOME TO AVERAGE NET
 ASSET..................     6.50%      6.65%      6.49%      7.96%      8.25%      8.42%     8.64%     8.56%     9.02%      9.57%
PORTFOLIO TURNOVER
 RATE...................    489.4%     365.7%     183.4%     277.2%     152.2%      85.6%     91.3%    185.0%    143.6%     103.1%
CURRENT YIELD *.........     6.90%      7.84%      5.73%      7.51%      8.16%      8.21%     8.28%     9.12%     9.41%      8.90%

------------------------------
* The yield information will fluctuate and publication of yield may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies. In addition, information may be of limited use for comparative purposes because it does not reflect charges imposed at the Separate Account level which, if included, would decrease the yield.

HVA MONEY MARKET FUND, INC.                                                   13
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                                (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
                       -----------------------------------------------------------------------------------------------------------
                         YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR       YEAR
                         ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED      ENDED     ENDED
                       12/31/95   12/31/94   12/31/93   12/31/92   12/31/91   12/31/90   12/31/89   12/31/88   12/31/87   12/31/86
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------
NET ASSET VALUE AT
 BEGINNING OF
 PERIOD............... $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $ 1.000
NET INVESTMENT
 INCOME...............    0.056      0.039      0.029      0.036   $  0.059   $  0.078   $  0.088   $  0.071   $  0.063   $ 0.066
NET REALIZED AND
 UNREALIZED GAINS
 (LOSSES) ON
 INVESTMENTS..........    0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000     0.000
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------
TOTAL FROM INVESTMENT
 OPERATIONS...........    0.056      0.039      0.029      0.036      0.059      0.078      0.088      0.071      0.063     0.066
DIVIDENDS FROM NET
 INVESTMENT INCOME....   (0.056)    (0.039)    (0.029)    (0.036)    (0.059)    (0.078)    (0.088)    (0.071)    (0.063)   (0.066)
DISTRIBUTION FROM NET
 REALIZED GAINS ON
 SECURITIES...........    0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000     0.000
RETURN OF CAPITAL.....    0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000     0.000
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------
TOTAL FROM
 DISTRIBUTIONS........   (0.056)    (0.039)    (0.029)    (0.036)    (0.059)    (0.078)    (0.088)    (0.071)    (0.063)   (0.066)
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------
NET INCREASE
 (DECREASE) IN NET
 ASSETS...............    0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000      0.000     0.000
NET ASSET VALUE AT END
 OF
 PERIOD............... $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $  1.000   $ 1.000
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------
                       ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  --------
TOTAL RETURN..........     5.74%      3.95%      2.94%      3.63%      6.01%      8.09%      9.10%      7.40%      6.49%     6.77%

NET ASSETS (IN
 THOUSANDS)...........  339,709    321,465    234,088    190,246    177,483    194,462    129,808    127,346    104,002    79,683
RATIO OF OPERATING
 EXPENSES TO AVERAGE
 NET ASSETS...........     0.45%      0.47%      0.48%      0.53%      0.54%      0.57%      0.58%      0.58%      0.58%     0.58%
RATIO OF NET
 INVESTMENT INCOME TO
 AVERAGE NET ASSET....     5.57%      3.99%      2.91%      3.60%      5.88%      7.80%      8.75%      7.19%      6.36%     6.56%
PORTFOLIO TURNOVER
 RATE.................    --         --         --         --         --         --         --         --         --        --
CURRENT YIELD *.......     5.40%      5.43%      2.89%      3.09%      4.66%      7.73%      8.21%      8.49%      7.17%     5.45%
EFFECTIVE YIELD *.....     5.54%      5.58%      2.93%      3.14%      4.79%      8.03%      8.55%      8.85%      7.43%     5.60%

------------------------------
* The yield information will fluctuate and publication of yield may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies. In addition, information may be of limited use for comparative purposes because it does not reflect charges imposed at the Separate Account level which, if included, would decrease the yield.

14                              HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC.
--------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

    The following information, insofar as it relates to each of the five years in the period ended December 31, 1995, has been audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included in the Statement of Additional Information, which is incorporated by reference to this prospectus.

                                            (FOR A SHARE OUTSTANDING THROUGHOUT THE INDICATED PERIOD)
               --------------------------------------------------------------------------------------------------------------------
                 YEAR       YEAR         YEAR        YEAR      YEAR      YEAR       YEAR         YEAR         YEAR         YEAR
                ENDED       ENDED        ENDED      ENDED     ENDED     ENDED       ENDED        ENDED        ENDED        ENDED
               12/31/95   12/31/94     12/31/93    12/31/92  12/31/91  12/31/90   12/31/89     12/31/88     12/31/87     12/31/86
               --------  -----------  -----------  --------  --------  --------  -----------  -----------  -----------  -----------
NET ASSET
 VALUE AT
 BEGINNING OF
 PERIOD....... $ 1.000     $ 1.000      $ 1.000    $ 1.000   $ 1.000   $ 1.000     $ 1.000      $ 1.000      $ 1.000      $ 1.000
NET INVESTMENT
 INCOME.......   0.054       0.036        0.027      0.032   $ 0.055   $ 0.073     $ 0.081      $ 0.067      $ 0.056      $ 0.061
NET REALIZED
 AND
 UNREALIZED
 GAINS
 (LOSSES) ON
INVESTMENTS...   0.000       0.000        0.000      0.000     0.000     0.000       0.000        0.000        0.000        0.000
               --------  -----------  -----------  --------  --------  --------  -----------  -----------  -----------  -----------
TOTAL FROM
 INVESTMENT
 OPERATIONS...   0.054       0.036        0.027      0.032     0.055     0.073       0.081        0.067        0.056        0.061
DIVIDENDS FROM
 NET
 INVESTMENT
 INCOME.......  (0.054)     (0.036)      (0.027)    (0.032)   (0.055)   (0.073)     (0.081)      (0.067)      (0.056)      (0.061)
DISTRIBUTION
 FROM NET
 REALIZED
 GAINS ON
 SECURITIES...   0.000       0.000        0.000      0.000     0.000     0.000       0.000        0.000        0.000        0.000
RETURN OF
 CAPITAL......   0.000       0.000        0.000      0.000     0.000     0.000       0.000        0.000        0.000        0.000
               --------  -----------  -----------  --------  --------  --------  -----------  -----------  -----------  -----------
TOTAL FROM
 DISTRI
 BUTIONS......  (0.054)     (0.036)      (0.027)    (0.032)   (0.055)   (0.073)     (0.081)      (0.067)      (0.056)      (0.061)
               --------  -----------  -----------  --------  --------  --------  -----------  -----------  -----------  -----------
NET INCREASE
 (DECREASE) IN
 NET ASSETS...   0.000       0.000        0.000      0.000     0.000     0.000       0.000        0.000        0.000        0.000
NET ASSET
 VALUE AT END
 OF
 PERIOD....... $ 1.000     $ 1.000      $ 1.000    $ 1.000   $ 1.000   $ 1.000     $ 1.000      $ 1.000      $ 1.000      $ 1.000
               --------  -----------  -----------  --------  --------  --------  -----------  -----------  -----------  -----------
               --------  -----------  -----------  --------  --------  --------  -----------  -----------  -----------  -----------

TOTAL
 RETURN.......    5.52%       3.67%        2.68%      3.22%     5.61%     7.52%       8.43%        6.92%        5.75%        6.29%
NET ASSETS (IN
 THOUSANDS)...  10,070       9,619        9,449     10,525    11,257    10,496       7,814        7,262        5,688        5,812
RATIO OF
 OPERATING
 EXPENSES TO
 AVERAGE NET
 ASSETS.......    0.57%       0.58%        0.58%      0.75%     0.73%     0.73%       0.77%        0.75%        0.66%        0.60%
RATIO OF NET
 INVESTMENT
 INCOME TO
 AVERAGE NET
 ASSET........    5.38%       3.63%        2.65%      3.19%     5.48%     7.29%       8.14%        6.76%        5.57%        6.08%
PORTFOLIO
 TURNOVER
 RATE.........   --         --           --          --        --        --         --           --           --           --
CURRENT YIELD
 *............    5.47%       5.14%        2.67%      2.69%     4.24%     7.59%       7.53%        8.27%        6.17%        5.26%
EFFECTIVE
 YIELD *......    5.62%       5.27%        2.71%      2.72%     4.31%     7.88%       7.82%        8.62%        6.36%        5.40%

------------------------------
* THE YIELD INFORMATION WILL FLUCTUATE AND PUBLICATION OF YIELD MAY NOT PROVIDE A BASIS FOR COMPARISON WITH BANK DEPOSITS, OTHER INVESTMENTS WHICH ARE INSURED AND/OR PAY A FIXED YIELD FOR A STATED PERIOD OF TIME, OR OTHER INVESTMENT COMPANIES. IN ADDITION, INFORMATION MAY BE OF LIMITED USE FOR COMPARATIVE PURPOSES BECAUSE IT DOES NOT REFLECT CHARGES IMPOSED AT THE SEPARATE ACCOUNT LEVEL WHICH, IF INCLUDED, WOULD DECREASE THE YIELD.

HARTFORD MUTUAL FUNDS                                                         15
--------------------------------------------------------------------------------

                                   THE FUNDS

    The Funds are made available to serve as the underlying investment vehicles for certain variable annuity and variable life insurance separate accounts of ITT Hartford Life Insurance Companies. The Hartford Investment Management Company, Inc. ("HIMCO" or the "Adviser") serves as investment adviser to Hartford Index Fund, Inc., Hartford Bond Fund, Inc., Hartford Mortgage Securities Fund, Inc., HVA Money Market Fund, Inc. and Hartford U.S. Government Money Market Fund, Inc. and as investment manager to Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Small Company Fund, Inc., Hartford Stock Fund, Inc., Hartford Advisers Fund, Inc., and Hartford International Advisers Fund, Inc. Wellington Management Company ("WMC" or the "Sub-Adviser") serves as investment sub-adviser to Hartford Capital Appreciation Fund, Inc., Hartford Dividend and Growth Fund, Inc., Hartford International Opportunities Fund, Inc., Hartford Small Company Fund, Inc., Hartford Stock Fund, Inc., Hartford Advisers Fund, Inc., and Hartford International Advisers Fund, Inc.
                           INVESTMENT OBJECTIVES AND
                             POLICIES OF THE FUNDS

    The Funds have different investment objectives and policies, as described below. The differences in objectives and policies among the Funds can be expected to affect the return of each Fund and the degree of market and financial risk to which each Fund is subject. For more information about the investment strategies employed by the Funds, see "Common Investment Policies and Risk Factors." The investment objective of each Fund is fundamental and cannot be changed without the affirmative vote of a majority of the outstanding voting securities of the particular Fund. All other policies not specifically designated as fundamental are nonfundamental and may be changed by the Board of Directors of the particular Fund. See the Statement of Additional Information for a complete listing of investment restrictions.
                    HARTFORD CAPITAL APPRECIATION FUND, INC.

    Hartford Capital Appreciation Fund, Inc. (the "Capital Appreciation Fund") was incorporated in 1983 under Maryland law.

    INVESTMENT OBJECTIVE.

    The Capital Appreciation Fund seeks to achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

    INVESTMENT POLICIES.

    The Capital Appreciation Fund seeks to achieve its objective by investing primarily in equity securities and securities convertible into equity securities. The Sub-Adviser identifies, through fundamental analysis, companies that it believes have substantial near-term capital appreciation potential regardless of company size or industry sector. This approach is sometimes referred to as a "stock picking" approach and results in having all market capitalization sectors (i.e., small, medium, and large companies) represented in the portfolio. Small and medium companies are selected primarily on the basis of dynamic earnings growth potential. Larger companies are selected primarily based on the expectation for a catalyst event that will trigger stock price appreciation. Fundamental analysis involves the assessment of a company through such factors as its business environment, management, balance sheet, income statement, anticipated earnings, revenues, dividends, and other related measures of value.

    The Capital Appreciation Fund will invest primarily in securities issued by U.S. companies but may also invest in securities issued by non-U.S. companies, including those traded in U.S. markets and non-U.S. markets. Under normal circumstances, securities of non-U.S. companies will not exceed 20% of the Capital Appreciation Fund's total assets. The Capital Appreciation Fund's investments in securities of non-U.S. companies may include ADRs and GDRs. When selecting securities of non-U.S. issuers, the Sub-Adviser also will evaluate the economic and political climate and the principal securities markets of the country in which an issuer is located. The Capital Appreciation Fund will be subject to certain risks as a result of its ability to invest in the securities of non-U.S. companies. See "Common Investment Policies and Risk Factors."

    From time to time, the Capital Appreciation Fund may invest in debt securities. The non-convertible debt securities in which the Capital Appreciation Fund may invest include debt securities assigned within the four highest bond rating categories by Moody's or S&P, i.e., investment grade, or considered to be of comparable quality as determined by the Sub-Adviser. In addition, the Capital Appreciation Fund may invest up to 5% of total assets in high yield debt securities, commonly known as "junk bonds." Such securities are rated as low as "C" by Moody's and S&P, or if unrated, are of comparable quality as determined by the Sub-Adviser. See "Common Investment Policies and Risk Factors."

    Although the Capital Appreciation Fund intends to be fully invested in equity and debt securities, it may hold cash or cash equivalents and may invest any portion or all of its assets in high quality money market instruments in the following circumstances: (1) during periods when the Sub-Adviser deems it necessary for temporary defensive

16                                                         HARTFORD MUTUAL FUNDS
--------------------------------------------------------------------------------

purposes; (2) to meet liquidity needs; or (3) in anticipation of investment of its assets.

    The Capital Appreciation Fund may invest up to 10% of its total assets in illiquid securities and may from time to time purchase securities on a when-issued or delayed delivery basis. In addition, the Capital Appreciation Fund may invest to a limited extent in other investment companies and may enter into certain currency transactions. Finally, the Capital Appreciation Fund may invest in options, futures, and options on futures. See "Common Investment Policies and Risk Factors."
                    HARTFORD DIVIDEND AND GROWTH FUND, INC.

    Hartford Dividend and Growth Fund, Inc. (the "Dividend and Growth Fund") was incorporated in 1993 under Maryland law.

    INVESTMENT OBJECTIVE.

    The Dividend and Growth Fund seeks to achieve a high level of current income consistent with growth of capital and reasonable investment risk.

    INVESTMENT POLICIES.

    The Dividend and Growth Fund seeks to achieve its objective by investing primarily in equity securities and securities convertible into equity securities that typically have above average income yield and whose prospects for capital appreciation are considered favorable by the Sub-Adviser. The Sub-Adviser uses fundamental analysis to evaluate a security for purchase or sale by the Dividend and Growth Fund. Fundamental analysis involves the assessment of a company through such factors as its business environment, management, balance sheet, income statement, anticipated earnings, revenues, dividends, and other related measures of value. As a key component of the fundamental analysis done for the Dividend and Growth Fund, the Sub-Adviser evaluates a company's ability to sustain and potentially increase its dividend. The Dividend and Growth Fund's portfolio will be broadly diversified by industry and company; the Fund seeks to diversify its investments over a carefully selected list of securities in order to moderate the risks inherent in equity investments.

    The Dividend and Growth Fund will invest primarily in securities issued by U.S. companies but may also invest in securities issued by non-U.S. companies, including those traded in U.S. markets and non-U.S. markets. Under normal circumstances, securities of non-U.S. companies will not exceed 20% of the Dividend and Growth Fund's total assets. The Dividend and Growth Fund's investments in securities of non-U.S. companies may include ADRs and GDRs. When selecting securities of non-U.S. issuers, the Sub-Adviser also will evaluate the economic and political climate and the principal securities markets of the country in which an issuer is located. The Dividend and Growth Fund will be subject to certain risks as a result of its ability to invest in the securities of non-U.S. companies. See "Common Investment Policies and Risk Factors."

    From time to time, the Dividend and Growth Fund may invest in debt securities. The non-convertible debt securities in which the Dividend and Growth Fund may invest include debt securities assigned within the four highest bond rating categories by Moody's or S&P, i.e., investment grade, or considered to be of comparable quality as determined by the Sub-Adviser.

    Although the Dividend and Growth Fund intends to be fully invested in equity and debt securities, it may hold cash or cash equivalents and may invest any portion or all of its assets in high quality money market instruments in the following circumstances: (1) during periods when the Sub-Adviser deems it necessary for temporary defensive purposes; (2) to meet liquidity needs; or (3) in anticipation of investment of its assets.

    The Dividend and Growth Fund may invest up to 15% of its total assets in illiquid securities and may from time to time purchase securities on a when-issued or delayed delivery basis. In addition, the Dividend and Growth Fund may invest to a limited extent in other investment companies and may engage in certain currency transactions. Finally, the Dividend and Growth Fund may invest in options, futures, and options on futures. See "Common Investment Policies and Risk Factors."
                           HARTFORD INDEX FUND, INC.

    Hartford Index Fund, Inc. (the "Index Fund") was incorporated in 1983 under Maryland law.

    INVESTMENT OBJECTIVE.

    The Index Fund seeks to provide investment results which approximate the price and yield performance of publicly-traded common stocks in the aggregate.

    INVESTMENT POLICIES.

    The Index Fund uses the Standard & Poor's 500 Composite Stock Price Index (the "Index") as its standard performance comparison because it represents a significant proportion of the total market value of all common stocks, is well known to investors and, in the opinion of the management of the Index Fund, is representative of the performance of publicly-traded common stocks. Therefore, the Index Fund attempts to approximate the capital performance and dividend income of the Index.

    The Index Fund will generally invest in no fewer than 475 stocks. The Adviser will select stocks for the Index Fund's portfolio after taking into account their individual weights in the Index. Temporary cash balances, normally not expected to exceed 2% of the Index Fund's net assets, may be invested in short-term money market instruments. The Index Fund may invest in ADRs and GDRs. The Index

HARTFORD MUTUAL FUNDS                                                         17
--------------------------------------------------------------------------------

Fund may also from time to time enter into stock index futures contracts and options on such futures contracts to maintain optimal exposure to the Index and to hedge against changes in security prices. See "Common Investment Policies and Risk Factors."

    The Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. S&P chooses the stocks to be included in the Index on a proprietary basis. The weightings of stocks in the Index are based on each stock's relative total market value, that is, its market price per share times the number of shares outstanding. Because of this weighting, as of December 31, 1995, approximately fifty percent of the Index was composed of the fifty-nine largest companies, the five largest being General Electric Co., AT&T Corp., Exxon Corp., Coca-Cola Company and Merck and Co.

    No attempt is made to "manage" the Index Fund's portfolio in the traditional sense, using economic, financial and market analysis, nor will the adverse financial situation of a company directly result in its elimination from the Index Fund's portfolio unless, of course, the company is removed from the Index. From time to time administrative adjustments may be made in the Index Fund's portfolio because of mergers, changes in the composition of the Index and similar reasons.

    The Index Fund's management believes that the "indexing" approach described above is an effective method of substantially duplicating percentage changes in the Index. It is a reasonable expectation that the correlation between the performance of the Index Fund (before expenses) and that of the Index will be above 98%; a figure of 100% would indicate perfect correlation. The Index Fund is regularly monitored to determine if it is meeting its targeted performance. In the event of any deviation from the targeted performance, the security holdings of the Index Fund are rebalanced to better replicate the index. At some time in the future, the Board of Directors of the Index Fund may, subject to shareholder approval, select another index if such a standard of comparison is deemed to be more representative of the performance of common stocks.

    The Index Fund's ability to approximate the performance of the Index will depend to some extent on the size of cash flows into and out of the Index Fund. Investment changes to accommodate these cash flows will be made to maintain the similarity of the Index Fund's portfolio to the Index, to the maximum practicable extent.

    "Standard & Poor's-Registered Trademark-", "S&P-Registered Trademark-", "S&P 500-Registered Trademark-", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Hartford Life Insurance Company. The Index Fund is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the shareholders of the Index Fund, regarding the advisability of investing in securities generally or in the Index Fund particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to Hartford Life Insurance Company is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Index Fund or Hartford Life Insurance Company. S&P has no obligation to take the needs of the Index Fund or its shareholders, or Hartford Life Insurance Company, into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the net asset value of the Index Fund or the timing of the issuance or sale of shares in the Index Fund. S&P has no obligation or liability in connection with the administration, marketing or trading of the Index Fund.

    In addition, S&P does not guarantee the accuracy and/ or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Index Fund, its shareholders or any other person or entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.
                HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.

    Hartford International Opportunities Fund, Inc. (the "International Opportunities Fund") was incorporated in 1990 under Maryland law.

    INVESTMENT OBJECTIVE.

    The International Opportunities Fund seeks to achieve long-term total rate of return consistent with prudent investment risk through investment primarily in equity securities issued by non-U.S. companies.

    INVESTMENT POLICIES.

    The International Opportunities Fund seeks to achieve its investment objective by investing in a diversified portfolio of primarily equity securities which covers a broad range of countries, industries, and companies. The International Opportunities Fund anticipates that, under normal market conditions, it will diversify its investments among a minimum of five countries; the Fund will not invest more than 20% of its net assets in securities of issuers located in any one country, except that it may invest up to 35% of its

18                                                         HARTFORD MUTUAL FUNDS
--------------------------------------------------------------------------------

net assets in securities of issuers located in any one of the following countries: Australia, Canada, France, Japan, the United Kingdom or Germany.

    Securities in which the International Opportunities Fund invests are denominated in both U.S. dollars and non-U.S. currencies (including the European Currency Unit) and generally are traded on non-U.S. markets.

    Under normal market conditions, at least 70% of the International Opportunities Fund's total assets will be invested in equity securities issued by non-U.S. companies. Equity securities in which the International Opportunities Fund invests include common stocks, preferred stocks, convertible securities, and warrants and rights to acquire such securities. The International Opportunities Fund may invest in ADRs and GDRs. See "Common Investment Policies and Risk Factors." Equity investments are selected on the basis of fundamental analysis to identify those markets and securities that provide capital appreciation potential. Fundamental analysis involves the assessment of a company through such factors as its business environment, management, balance sheet, income statement, anticipated earnings, revenues, dividends and other related measures of value. In analyzing companies for investment, the Sub-Adviser looks for, among other things, a strong balance sheet, attractive industry dynamics, strong competitive advantages, and attractive relative value within the context of a security's primary trading market. In addition to fundamental analysis of companies and industries, the Sub-Adviser evaluates the economic and political environments of the countries in which the securities are traded. The International Opportunities Fund's investments in debt securities will be substantially similar to the debt securities investments permitted for the International Advisers Fund. See "Hartford International Advisers Fund, Inc. -- Investment Policies."

    Although the International Opportunities Fund intends to be fully invested in equity and debt securities, it may hold cash and cash equivalents (U.S. dollars, non-U.S. currencies, multinational currency units) and may invest any portion or all of its assets in high quality money market instruments of U.S., non-U.S., or supranational issuers in the following circumstances: (1) during periods when the Sub-Adviser deems it necessary for temporary defensive purposes; (2) to meet liquidity needs; or (3) in anticipation of investment of its assets. The International Opportunities Fund may invest in non-U.S. money market funds and commingled pools offered by non-U.S. banks.

    The International Opportunities Fund will be subject to certain risks as a result of its ability to invest in the securities of non-U.S. companies. The International Opportunities Fund is permitted to invest up to 15% of its total assets in illiquid securities and may from time to time purchase securities on a when-issued or delayed delivery basis. In addition, the International Opportunities Fund may invest to a limited extent in other investment companies and enter into certain currency transactions. Finally, the International Opportunities Fund is permitted to invest in options, futures and options on futures. See "Common Investment Policies and Risk Factors."
                       HARTFORD SMALL COMPANY FUND, INC.

    Hartford Small Company Fund, Inc. (the "Small Company Fund") was incorporated under Maryland law in 1996.

    INVESTMENT OBJECTIVE.

    The Small Company Fund seeks growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.

    INVESTMENT POLICIES.

    Under normal market and economic conditions at least 65% of the Small Company Fund's total assets are invested in equity securities of companies which have less than $2 billion in market capitalization ("Small Capitalization Securities"). The Sub-Adviser identifies, through fundamental analysis, companies that it believes have substantial near-term capital appreciation potential regardless of industry sector. However, overall industry exposure is monitored by the Sub-Adviser so as to maintain broad industry diversification. In selecting investments the Sub-Adviser considers securities of companies that, in its opinion, have potential for above-average earnings growth, are undervalued in relation to their investment potential, have business and/or fundamental financial characteristics that are misunderstood by investors, or are relatively obscure i.e., undiscovered by the overall investment community. Fundamental analysis involves the assessment of a company through such factors as its business environment, management, balance sheet, income statement, anticipated earnings, revenues, dividends, and other related measures of value.

    The Small Company Fund will invest primarily in securities issued by U.S. companies but also may invest in securities issued by non-U.S. companies, including those traded in U.S. markets and non-U.S. markets. Under normal circumstances, securities of non-U.S. Companies will not exceed 20% of the Small Company Fund's total assets. The Small Company Fund's investments in securities of non-U.S. companies may include ADRs and GDRs. Under normal market and economic conditions, the Small Company Fund may invest up to 35% of the Fund's assets in debt securities and securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities when the Sub-Adviser determines that such investments are attractive relative to common stocks.

    Although the Small Company Fund intends to be fully invested in equity and debt securities, it may hold cash or

HARTFORD MUTUAL FUNDS                                                         19
--------------------------------------------------------------------------------

cash equivalents and may invest any portion or all of its assets in high quality money market instruments in the following circumstances: (1) during periods when the Sub-Adviser deems it necessary for temporary defensive purposes; (2) to meet liquidity needs; or (3) in anticipation of investment of its assets.

    The Small Company Fund is permitted to invest up to 15% of its total assets in illiquid securities and may purchase securities on a when-issued or delayed delivery basis. The Small Company Fund may also invest in initial public offerings. In addition, the Small Company Fund may invest to a limited extent in other investment companies and may enter into certain currency transactions. Finally, the Small Company Fund may invest in options, futures, and options on futures. See "Common Investment Policies and Risk Factors" for information regarding additional investment policies and risks of the Fund.
                           HARTFORD STOCK FUND, INC.

    Hartford Stock Fund, Inc. (the "Stock Fund") was incorporated in 1976 under Maryland law.

    INVESTMENT OBJECTIVE.

    The Stock Fund seeks to achieve long-term capital growth primarily through capital appreciation, with income a secondary consideration, by investing in primarily equity securities.

    INVESTMENT POLICIES.

    The Stock Fund seeks to achieve its objective by investing primarily in equity securities and securities convertible into equity securities, using a two-tiered investment approach. First, under what is sometimes referred to as a "top down" approach, the Sub-Adviser analyzes the macro economic and investment environment. This includes an evaluation of economic conditions, U.S. fiscal and monetary policy, demographic trends, and investor sentiment. Through top down analysis, the Sub-Adviser anticipates secular and cyclical changes and identifies industries and economic sectors that are expected to grow faster than the overall economy.

    Second, top down analysis is followed by what is sometimes referred to as a "bottom up" approach, which is the use of fundamental analysis to identify specific securities for purchase or sale. The Stock Fund's portfolio emphasizes high-quality growth companies. The key characteristics of high-quality growth companies include a leadership position within an industry, a strong balance sheet, a high return on equity, sustainable or increasing dividends, a strong management team, and a globally competitive position. Fundamental analysis involves the assessment of a company through such factors as its business environment, management, balance sheet, income statement, anticipated earnings, revenues, dividends, and other related measures of value.

    The Stock Fund will invest primarily in securities issued by U.S. companies but may also invest in securities issued by non-U.S. companies, including those traded in U.S. markets and non-U.S. markets. Under normal circumstances, securities of non-U.S. companies will not exceed 20% of the Stock Fund's total assets. The Stock Fund's investments in securities of non-U.S. companies may include ADRs and GDRs. When selecting securities of non-U.S. issuers, the Sub-Adviser also will evaluate the economic and political climate and the principal securities markets of the country in which an issuer is located. The Stock Fund will be subject to certain risks as a result of its ability to invest in the securities of non-U.S. companies. See "Common Investment Policies and Risk Factors." From time to time, the Stock Fund may invest in debt securities. The non-convertible debt securities in which the Stock Fund may invest include debt securities assigned within the four highest bond rating categories by Moody's or S&P, i.e., investment grade, or considered to be of comparable quality as determined by the Sub-Adviser.

    Although the Stock Fund intends to be fully invested primarily in equity securities and securities convertible into equity securities it may hold cash or cash equivalents and may invest any portion or all of its assets in high quality money market instruments in the following circumstances: (1) during periods when the Sub-Adviser deems it necessary for temporary defensive purposes; (2) to meet liquidity needs; or (3) in anticipation of investment of its assets.

    The Stock Fund may invest up to 10% of its total assets in illiquid securities and may from time to time purchase securities on a when-issued or delayed delivery basis. In addition, the Stock Fund may invest to a limited extent in other investment companies and may enter into certain currency transactions. Finally, the Stock Fund may invest in options, futures and options on futures. See "Common Investment Policies and Risk Factors."
                          HARTFORD ADVISERS FUND, INC.

    Hartford Advisers Fund, Inc. (the "Advisers Fund") was incorporated in 1982 under Maryland law.

    INVESTMENT OBJECTIVE.

    The Advisers Fund seeks to achieve maximum long-term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments.

    INVESTMENT POLICIES.

    The Advisers Fund seeks to achieve its objective through the active allocation of its assets among the asset categories of equity and debt securities and money market instruments, based upon the Sub-Adviser's judgment of the projected investment environment for financial assets, relative fundamental values and attractiveness of each asset category, and expected future returns of each asset category.

20                                                         HARTFORD MUTUAL FUNDS
--------------------------------------------------------------------------------

The Sub-Adviser will base its asset allocation decisions on fundamental analysis and will not attempt to make short-term market timing decisions among asset categories. As a result, shifts in asset allocation are expected to be gradual and continuous and the Advisers Fund will normally have some portion of its assets invested in each asset category. The Advisers Fund does not have percentage limitations on the amount allocated to each asset category.

    The Advisers Fund's investments in equity securities and securities that are convertible into equity securities will be substantially similar to the investments permitted for the Stock Fund. See "Hartford Stock Fund, Inc. -- Investment Policies." The Advisers Fund's investments in debt securities will be substantially similar to the investments permitted for the Bond Fund. See "Hartford Bond Fund, Inc. -- Investment Policies." In the event a security owned by the Advisers Fund is downgraded to a rating category below investment grade, the Advisers Fund generally will sell it within a reasonable period thereafter based on the Sub-Adviser's outlook for the issuer and the security.

    The Advisers Fund will invest primarily in securities issued by U.S. companies but may also invest in securities issued by non-U.S. companies, including those traded in U.S. markets and non-U.S. markets. Under normal circumstances, securities of non-U.S. companies will not exceed 20% of the Advisers Fund's total assets. The Advisers Fund's investments in securities of non-U.S. companies may include ADRs and GDRs. When selecting securities of non-U.S. issuers, the Sub-Adviser also will evaluate the economic and political climate and the principal securities markets of the country in which an issuer is located. The Advisers Fund will be subject to certain risks as a result of its ability to invest in the securities of non-U.S. companies. See "Common Investment Policies and Risk Factors."

    The Advisers Fund may hold cash and cash equivalents and may invest any portion or all of its assets in high quality money market instruments in the following circumstances: (1) when the Sub-Adviser expects returns on such instruments to be attractive relative to investments in equity and debt securities; (2) during periods when the Sub-Adviser deems it necessary for temporary defensive purposes; (3) to meet liquidity needs; or (4) in anticipation of investment of its assets.

    The Advisers Fund may invest up to 10% of its total assets in illiquid securities and may from time to time purchase securities on a when-issued or delayed delivery basis. In addition, the Advisers Fund may invest to a limited extent in other investment companies and enter into certain currency transactions. Finally, the Advisers Fund may invest in options, futures, and options on futures. See "Common Investment Policies and Risk Factors."
                   HARTFORD INTERNATIONAL ADVISERS FUND, INC.

    Hartford International Advisers Fund, Inc. (the "International Advisers Fund") was incorporated in 1994 under Maryland law.

    INVESTMENT OBJECTIVE.

    The International Advisers Fund seeks to achieve maximum long-term total rate of return consistent with prudent investment risk.

    INVESTMENT POLICIES.

    The International Advisers Fund seeks to achieve its objective through the active allocation of its assets among the asset categories of equity and debt securities and money market instruments, based upon its judgment of the projected investment environment for financial assets, relative fundamental values and attractiveness of each asset category, and expected future returns of each asset category. The Sub-Adviser will base its asset allocation decisions on fundamental analysis and will not attempt to make short-term timing decisions among asset categories. As a result, shifts in asset allocation are expected to be gradual and continuous and the International Advisers Fund will normally have some portion of its assets invested in each asset category at all times. The International Advisers Fund does not have percentage limitations on the amount allocated to each asset category.

    The International Advisers Fund will consist of a diversified portfolio of securities covering a broad range of countries, industries, and companies. The International Advisers Fund anticipates that, under normal market conditions, it will diversify its investments among a minimum of five countries; the Fund will not invest more than 20% of its net assets in securities of issuers located in any one country, except that it may invest up to 35% of its net assets in securities of issuers located in any one of the following countries: Australia, Canada, France, Japan, the United Kingdom or Germany.

    Securities in which the International Advisers Fund invests are denominated in both U.S. dollars and non-U.S. currencies (including the European Currency
Unit) and generally are traded on non-U.S. markets.

    The International Advisers Fund's investments in equity securities will be substantially similar to the equity securities investments permitted for the International Opportunities Fund. See "Hartford International Opportunities Fund, Inc. -- Investment Policies."

    The International Advisers Fund's investments in debt securities include, but are not limited to: (1) debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities; (2) debt obligations issued or guaranteed by a non-U.S. sovereign government or one of its agencies or political subdivisions, including Brady Bonds
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(see "Common Investment Policies and Risk Factors"); (3) debt obligations issued or guaranteed by supranational organizations such as the World Bank; (4) debt obligations of non-U.S. banks and bank holding companies; (5) non-U.S. corporate debt securities; (6) debt obligations of U.S. banks and corporations; (7) non-U.S. commercial paper; (8) asset-backed securities and mortgage-related securities, including CMOs; these debt securities will be rated investment grade by Moody's or S&P, or, if unrated, will be determined by the Sub-Adviser to be of comparable quality (see "Common Investment Policies and Risk Factors"); and
(9) repurchase agreements involving any of the foregoing. The International Advisers Fund's investments in debt securities will be based on an analysis of such factors as yield, credit quality, economic policies, inflation rates, and the pace of economic growth in various markets.

    Debt securities in which the International Advisers Fund may invest include investment grade, non-convertible debt securities assigned within the four highest bond rating categories by Moody's or S&P, or, if unrated, which are determined by the Sub-Adviser to be of comparable quality. In addition, the International Advisers Fund may invest up to 15% of its total assets in high yield debt securities, commonly known as "junk bonds." Such securities are rated as low as "C" by Moody's and by S&P, or, if unrated, are of comparable quality as determined by the Sub-Adviser. See "Common Investment Policies and Risk Factors."

    The International Advisers Fund may hold cash and cash equivalents (U.S. dollars, non-U.S. currencies, multinational currency units) and may invest any portion or all of its assets in high quality money market instruments, including, but not limited to, instruments of U.S., non-U.S., or supranational issuers. These money market instruments may also include non-U.S. money market funds and commingled pools offered by non-U.S. banks. The International Advisers Fund may invest in high quality money market instruments in the following circumstances: (1) when the Sub-Adviser expects returns on such instruments to be attractive relative to investments in equity and debt securities; (2) during periods when the Sub-Adviser deems it necessary for temporary defensive purposes; (3) to meet liquidity needs; or (4) in anticipation of investment of its assets.

    The International Advisers Fund will be subject to certain risks as a result of its ability to invest in the securities of non-U.S. companies. The International Advisers Fund may invest up to 15% of its total assets in illiquid securities and may from time to time purchase securities on a when-issued or delayed delivery basis. In addition, the International Advisers Fund may invest to a limited extent in other investment companies and may enter into certain currency transactions. Finally, the International Advisers Fund may invest in options, futures, and options on futures. See "Common Investment Policies and Risk Factors."
                            HARTFORD BOND FUND, INC.

    Hartford Bond Fund, Inc. (the "Bond Fund") was incorporated in 1982 under Maryland law.

    INVESTMENT OBJECTIVE.

    The Bond Fund seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities.

    INVESTMENT POLICIES.

    The Bond Fund's investments in bonds and other debt securities include: (i) securities issued or guaranteed as to principal or interest by the U.S. Government, its agencies or instrumentalities; (ii) publicly-traded, non-convertible debt securities issued or guaranteed by U.S. corporations or other issuers and rated investment grade by Moody's or S&P, or, if unrated, determined by the Adviser to be of comparable quality; (iii) asset-backed securities and mortgage-related securities, including CMOs, which are rated investment grade by Moody's or S&P, or, if unrated, which are determined by the Adviser to be of comparable quality (see "Common Investment Policies and Risk Factors"); (iv) securities issued or guaranteed as to principal or interest by a sovereign government or one of its agencies or political subdivisions, supranational entities such as development banks, non-U.S. corporations, banks or bank holding companies, or other non-U.S. issuers and rated investment grade by Moody's or S&P, or, if unrated, which are determined by the Adviser to be of comparable quality. In addition, up to 20% of the total assets of the Bond Fund may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's or "BB" by S&P) or, if unrated, are determined to be of comparable quality by the Adviser. Securities rated below investment grade are commonly referred to as "high yield-high risk securities" or "junk bonds". Bonds and other debt securities owned by the Bond Fund will be denominated in U.S. dollars. In the event a security owned by the Bond Fund is downgraded to a rating category below "Ba" or "BB", the Bond Fund generally will sell it within a reasonable period thereafter based on the Adviser's outlook for the issuer and the security.

    The Bond Fund will invest primarily in securities issued by U.S. companies but may also invest in securities issued by non-U.S. companies, including those traded in U.S. markets and non-U.S. markets. Under normal circumstances, securities of non-U.S. companies will not exceed 20% of the Bond Fund's total assets. When selecting securities of non-U.S. issuers, the Adviser also will evaluate the economic and political climate, and the principal securities markets of the country in which an issuer is located. The Bond Fund will be subject to certain risks as a result of its ability to invest in the securities of non-U.S. companies. See "Common Investment Policies and Risk Factors."
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22                                                         HARTFORD MUTUAL FUNDS
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    The Bond Fund will invest at least 65% of its total assets in bonds and debt securities with a maturity of at least one year. The Bond Fund may invest up to 15% of its total assets in preferred stocks, convertible securities, and securities carrying warrants to purchase equity securities. The Bond Fund will not invest in common stocks directly, but may retain, for reasonable periods of time, common stocks acquired upon conversion of debt securities or upon exercise of warrants acquired with debt securities.

    Although the Bond Fund intends to be fully invested in equity and debt securities, it may hold cash or cash equivalents and may invest any portion or all of its assets in high quality money market instruments in the following circumstances: (1) during periods when the Adviser deems it necessary for temporary defensive purposes; (2) to meet liquidity needs; or (3) in anticipation of investment of its assets.

    The Bond Fund may invest up to 10% of its total assets in illiquid securities and may from time to time purchase securities on a when-issued or delayed delivery basis. In addition, the Bond Fund may invest to a limited extent in other investment companies.
                    HARTFORD MORTGAGE SECURITIES FUND, INC.
    Hartford Mortgage Securities Fund, Inc. (the "Mortgage Securities Fund") was incorporated in 1984 under Maryland law.

    INVESTMENT OBJECTIVE.

    The Mortgage Securities Fund seeks maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

    INVESTMENT POLICIES.

    The Mortgage Securities Fund seeks to achieve its objective by investing, under normal circumstances, at least 65% of its total assets in high quality mortgage-related securities either (i) issued by U.S. Government agencies, instrumentalities or sponsored corporations or (ii) rated A or better by Moody's or S&P or, if not rated, which are of equivalent investment quality as determined by the Adviser. At times the Mortgage Securities Fund may invest in mortgage-related securities not meeting the foregoing investment quality standards when the Adviser deems such investments to be consistent with the Fund's investment objective; however, no such investments will be made in excess of 20% of the value of the Fund's total assets. Such investments will be considered mortgage-related securities for purposes of the policy that the Fund invest at least 65% of the value of its total assets in mortgage-related securities, including securities issued by the GNMA. See "Common Investment Policies and Risk Factors."

    Consistent with its objective, the Mortgage Securities Fund may seek to increase its current return by writing covered call or covered put options with respect to some or all of the securities held in its portfolio. In addition, through the writing and purchase of options and the purchase and sale of interest rate futures contracts and related options, the Mortgage Securities Fund may at times seek to reduce fluctuations in net asset value by hedging against a decline in the value of securities owned by the Fund or an increase in the price of securities which the Fund plans to purchase. The Mortgage Securities Fund may also invest up to 10% of its total assets in illiquid securities, purchase asset-backed securities, and enter into swap transactions. See "Common Investment Policies and Risk Factors."

    Although the Mortgage Securities Fund intends to be fully invested in debt securities, it may hold cash or cash equivalents and invest any portion or all of its assets in high quality money market instruments in the following circumstances: (1) during periods when the Sub-Adviser deems it necessary for temporary defensive purposes; (2) to meet liquidity needs; or (3) in anticipation of investment of its assets.
                            HARTFORD U.S. GOVERNMENT
                            MONEY MARKET FUND, INC.

    Hartford U.S. Government Money Market Fund, Inc. (the "U.S. Government Money Market Fund") was incorporated in 1982 under Maryland law.

    INVESTMENT OBJECTIVE.

    The U.S. Government Money Market Fund seeks to achieve maximum current income consistent with preservation of capital.

    INVESTMENT POLICIES.

    The U.S. Government Money Market Fund's portfolio will consist entirely of cash and investments permitted by Rule 2a-7 under the 1940 Act. Each has an effective maturity date of 397 days or less, computed in accordance with Rule 2a-7, from date of purchase. The average maturity of the portfolio will vary according to the Adviser's appraisal of money market conditions and will not exceed 90 days.

    The U.S. Government Money Market Fund seeks to achieve its objective by investing in short-term, marketable obligations issued or guaranteed by the U.S. Government or by agencies or instrumentalities of the U.S. Government, whether or not they are guaranteed by the full faith and credit of the U.S. government.
                          HVA MONEY MARKET FUND, INC.

    HVA Money Market Fund, Inc. (the "Money Market Fund") was incorporated in 1982 under Maryland law.
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HARTFORD MUTUAL FUNDS                                                         23
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    INVESTMENT OBJECTIVE.

    The Money Market Fund seeks to achieve maximum current income consistent with liquidity and preservation of capital.

    INVESTMENT POLICIES.

    The Money Market Fund's portfolio will consist entirely of cash and investments permitted under Rule 2a-7 of the 1940 Act. Each has an effective maturity date of 397 days or less computed in accordance with Rule 2a-7. The average maturity of the portfolio will vary according to the Adviser's appraisal of money market conditions and will not exceed 90 days.

    The Money Market Fund seeks to achieve its objective by investing in money market securities such as, but not limited to: (a) banker's acceptances; (b) obligations of governments (whether U.S. or non-U.S.) and their agencies and instrumentalities; (c) short-term corporate obligations, including commercial paper, notes, and bonds; (d) other short- term debt obligations; (e) obligations of U.S. banks, non-U.S. branches of U.S. banks (Eurodollars), U.S. branches and agencies of non-U.S. banks (Yankee dollars), and non-U.S. branches of non-U.S. banks; and (f) asset-backed securities. See "Common Investment Policies and Risk Factors." Under normal circumstances, foreign securities will not exceed 25% of the Money Market Fund's total assets.

    The Money Market Fund will make portfolio investments primarily in anticipation of or in response to changing economic and money market conditions and trends. However, it is anticipated that from time to time the Money Market Fund will take advantage of temporary disparities in the yield relationships among the different segments of the money market or among particular instruments within the same segment of the market, to make purchases and sales when the Adviser deems that such transactions will improve the yield or return of the portfolio.
                  COMMON INVESTMENT POLICIES AND RISK FACTORS
                             REPURCHASE AGREEMENTS

    The Funds may enter into repurchase agreements with respect to securities issued or guaranteed by the U.S. Government, with commercial banks having a minimum capital base of $500 million and assets in excess of $1 billion or with recognized government securities dealers with a minimum capital base of $100 million. The Funds' Boards of Directors have established standards for evaluation of the creditworthiness of the banks and securities dealers with which the Funds will engage in repurchase agreements and monitors on a quarterly basis the Adviser's and Sub-Adviser's compliance with such standards.

    A repurchase agreement is an agreement by which the seller of a security agrees to repurchase the security sold at a mutually agreed upon time and price. It may also be viewed as the loan of money by a Fund to the seller. The resale price normally is in excess of the purchase price, reflecting an agreed upon market rate. The rate is effective for the period of time a Fund is invested in the agreement and is not related to the coupon rate on the underlying security. The period of these repurchase agreements will usually be short, from overnight to one week, and at no time will a Fund invest in repurchase agreements for a period of more than one year. The securities which are subject to repurchase agreements, however, may have maturity dates in excess of one year from the effective date of the repurchase agreement. A Fund will always receive as collateral securities whose market value, including accrued interest, will be at least equal to 100% of the dollar amount invested by a Fund in each agreement, and a Fund will make payment for such securities only upon physical delivery or evidence of book entry transfer. If the seller defaults, a Fund might incur a loss if the value of the collateral securing the repurchase agreement declines and may incur disposition costs in connection with liquidating the collateral. A Fund may not enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 10% of the Fund's total assets would be invested in such repurchase agreements together with any other investment for which market quotations are not readily available.
                              ILLIQUID SECURITIES

    Each Fund, except the Index Fund, is permitted to invest in illiquid securities. No illiquid securities will be acquired if upon the purchase more than 10% or 15% of the value of a Fund's total assets, varying by Fund (15% for the Dividend and Growth Fund, International Advisers Fund, International Opportunities Fund and Small Company Fund, 10% for the Advisers Fund, Capital Appreciation Fund, Bond Fund, Mortgage Securities Fund, Stock Fund, U.S. Government Money Market Fund and the Money Market Fund), would consist of these securities. "Illiquid securities" are securities that may not be sold or disposed of in the ordinary course of business within seven days at approximately the price used to determine a Fund's net asset value.

    Under current interpretations of the SEC Staff, the following securities in which a Fund may invest will be considered illiquid: (1) repurchase agreements maturing in more than seven days; (2) certain restricted securities (securities whose public resale is subject to legal or contractual restrictions); (3) options, with respect to specific securities, not traded on a national securities exchange that are not
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24                                                         HARTFORD MUTUAL FUNDS
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readily marketable; and (4) any other securities in which a Fund may invest that are not readily marketable.
    These Funds may purchase without limit, however, certain restricted securities that can be resold to qualifying institutions pursuant to a regulatory exemption under Rule 144A under the 1933 Act ("Rule 144A securities"). If a dealer or institutional trading market exists for Rule 144A securities, such securities are deemed to be liquid and thus treated as exempt from a Fund's 10% or 15% limitation on the investment in illiquid securities. Under the supervision of the Board of Directors, the Adviser or Sub-Adviser determines the liquidity of Rule 144A securities and, through reports from the Adviser or Sub-Adviser, the Board of Directors monitors trading activity in these securities. In reaching liquidity decisions, the Adviser or Sub-Adviser will consider, among other things, the following factors: (1) the frequency of trades and price quotes for the security; (2) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (3) dealer undertakings to make a market in the security; and (4) the nature of the security and the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the procedures for transfer). Because institutional trading in Rule 144A securities is relatively new, it is difficult to predict accurately how these markets will develop. If institutional trading in Rule 144A securities declines, a Fund's liquidity could be adversely affected to the extent that a Fund is invested in such securities.
                  WHEN-ISSUED AND DELAYED-DELIVERY SECURITIES

    The Capital Appreciation Fund, the Dividend and Growth Fund, the International Opportunities Fund, the Small Company Fund, the Stock Fund, the Index Fund, the Advisers Fund, the International Advisers Fund, the Bond Fund and the Mortgage Securities Fund may purchase or sell securities on a when-issued or delayed-delivery basis. When-issued or delayed-delivery transactions arise when securities are purchased or sold with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. While these Funds generally purchase securities on a when-issued or delayed-delivery basis with the intention of acquiring the securities, the Funds may sell the securities before the settlement date, if the Adviser or Sub-Adviser deems it advisable. At the time a Fund makes the commitment to purchase securities on a when-issued or delayed-delivery basis, the Fund will record the transaction and thereafter reflect the value, each day, of such security in determining the net asset value of the Fund. At the time of delivery of the securities, the value may be more or less than the purchase price. The Funds' custodian will maintain, in a segregated account of the Fund, cash, U.S. Government securities or other liquid, high-grade debt obligations having a value equal to or greater than the Fund's purchase commitments; the custodian will likewise segregate securities sold on a delayed-delivery basis.
                           OTHER INVESTMENT COMPANIES

    The Capital Appreciation Fund, the Dividend and Growth Fund, the International Opportunities Fund, the Small Company Fund, the Bond Fund, the Stock Fund, the Advisers Fund, and the International Advisers Fund are permitted to invest in other investment companies. Securities issued in certain countries are currently accessible to the Funds only through such investments. The investment in other investment companies is limited in amount by the 1940 Act, and will involve the indirect payment of a portion of the expenses, including advisory fees, of such other investment companies. No Fund may acquire more than 3% of the outstanding voting securities of any other investment company, and no Fund may have more than 5% of its total assets invested in any other investment company. See "Investment Restrictions of the Funds" in the Statement of Additional Information.
                             CURRENCY TRANSACTIONS

    The Capital Appreciation Fund, the Dividend and Growth Fund, the International Opportunities Fund, the Small Company Fund, the Stock Fund, the Advisers Fund and the International Advisers Fund may engage in currency transactions to hedge the value of portfolio securities denominated in particular currencies against fluctuations in relative value. Currency transactions include forward currency contracts, exchange-listed and over-the-counter ("OTC") currency futures contracts and options thereon, exchange listed and OTC options on currencies, and currency swaps.

    These Funds may invest in forward currency contracts, which involve a privately negotiated obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. In addition, these Funds may engage in currency swaps, which are agreements to exchange cash flows based on the notional difference among two or more currencies. See "Swap Agreements." These Funds also may engage in exchange-listed and OTC currency futures contracts and options thereon, and exchange listed and OTC options on currencies. See "Options and Futures Contracts."

    These Funds may cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to increase or decline in value relative to other currencies to which the Funds have, or in which the Funds expect to have, exposure. To reduce the effect of currency fluctuation on the value of existing or anticipated holdings of their securities, these Funds may also engage in proxy hedging. Proxy hedging is used when the currency to
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HARTFORD MUTUAL FUNDS                                                         25
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which a portfolio holding is exposed is difficult to hedge generally or difficult to hedge against the U.S. dollar. Proxy hedging entails entering into a forward contract to buy U.S. dollars and to sell a currency, the changes in the value of which generally are considered to be linked to the currency to which the portfolio holding is exposed. The amount of the contract would not exceed the market value of the Fund's securities denominated in the linked currency.

    The use of currency transactions to protect the value of a Fund's assets against a decline in the value of a currency does not eliminate fluctuations in the value of the Fund's underlying securities. Further, these Funds may enter into currency transactions only with counterparties that the Sub-Adviser deems to be creditworthy.
                         OPTIONS AND FUTURES CONTRACTS

    In seeking to protect against the effect of changes in equity market values, currency exchange rates or interest rates that are adverse to the present or prospective position of the Funds, for cash flow management, and, to a lesser extent, to enhance returns, the Capital Appreciation Fund, the Dividend and Growth Fund, the Index Fund, the International Opportunities Fund, the Small Company Fund, the Stock Fund, the Advisers Fund, the International Advisers Fund, the Bond Fund and the Mortgage Securities Fund may employ certain hedging, income enhancement and risk management techniques, including the purchase and sale of options, futures and options on futures involving equity and debt securities and foreign currencies, aggregates of equity and debt securities, indices of prices of equity and debt securities, and other financial indices. A Fund's ability to engage in these practices may be limited by tax considerations and certain other legal considerations.

    These Funds may write covered call options or purchase covered put options on portfolio securities as a partial hedge (to the extent of the premium received less transaction costs) against a decline in the value of portfolio securities and in circumstances in which the Adviser or the Sub-Adviser anticipates that the price of the underlying securities will not increase above the exercise price of the option by an amount greater than the premium received (less transaction costs incurred) by the Fund. This strategy limits potential capital appreciation in the portfolio securities subject to the put or call option.

    These Funds may also write covered put and call options and purchase put and call options on foreign currencies to hedge against the risk of foreign exchange fluctuations on foreign securities the particular Fund holds in its portfolio or that it intends to purchase. For example, if a Fund enters into a contract to purchase securities denominated in foreign currency, it could effectively establish the maximum U.S. dollar cost of the securities by purchasing call options on that foreign currency. Similarly, if a Fund held securities denominated in a foreign currency and anticipated a decline in the value of that currency against the U.S. dollar, the Fund could hedge against such a decline by purchasing a put option on the foreign currency involved.

    In addition, these Funds may purchase put and call options and write covered put and call options on aggregates of equity and debt securities, indices of prices of equity and debt securities and other financial indices, and may enter into futures contracts and options thereon for the purchase or sale of aggregates of equity and debt securities, indices of equity and debt securities and other financial indices, all for the purpose of protecting against potential changes in the market value of portfolio securities or in interest rates. Aggregates are composites of equity or debt securities that are not tied to a commonly known index. An index is a measure of the value of a group of securities or other interests. An index assigns relative values to the securities included in that index, and the index fluctuates with changes in the market value of those securities.

    These Funds may write covered options only. "Covered" means that, so long as a Fund is obligated as the writer of a call option, it will own either the underlying securities or currency or an option to purchase the same underlying securities or currency having an expiration date not earlier than the expiration date of the covered option and an exercise price equal to or less than the exercise price of the covered option, or will establish or maintain with its custodian for the term of the option a segregated account consisting of cash, U.S. Government securities or other liquid, high grade debt obligations having a value equal to the fluctuating market value of the optioned securities or currencies. A Fund will cover any put option it writes by maintaining a segregated account with its custodian as described above. A Fund will not write covered call options on portfolio securities representing more than 25% of the value of its total assets.

    To hedge against fluctuations in currency exchange rates, these Funds may purchase or sell foreign currency futures contracts, and write put and call options and purchase put and call options on such futures contracts. For example, a Fund may use foreign currency futures contracts when it anticipates a general weakening of the foreign currency exchange rate that could adversely affect the market values of the Fund's foreign securities holdings. In this case, the sale of futures contracts on the underlying currency may reduce the risk of the Fund of a reduction in market value caused by foreign currency variations and, by so doing, provide an alternative to the liquidation of securities positions in the Fund and resulting transaction costs. When the Fund anticipates a significant foreign exchange rate increase while intending to invest in a non-U.S. security, the Fund may purchase a foreign currency futures contract to hedge against a rise in foreign exchange rates pending

26                                                         HARTFORD MUTUAL FUNDS
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completion of the anticipated transaction. Such a purchase of a futures contract would serve as a temporary measure to protect the Fund against any rise in the foreign exchange rate that may add additional costs to acquiring the non-U.S. security position. The Fund similarly may use futures contracts on equity and debt securities to hedge against fluctuations in the value of securities it owns or expects to acquire.

    These Funds also may purchase call or put options on foreign currency futures contracts to obtain a fixed foreign exchange rate at limited risk. A Fund may purchase a call option on a foreign currency futures contract to hedge against a rise in the foreign exchange rate while intending to invest in a non-U.S. security of the same currency. A Fund may purchase put options on foreign currency futures contracts to hedge against a decline in the foreign exchange rate or the value of its non-U.S. portfolio securities. A Fund may write a call option on a foreign currency futures contract as a partial hedge against the effects of declining foreign exchange rates on the value of non-U.S. securities and in circumstances in which the Fund anticipates that the foreign exchange rate will not increase above the exercise price of the option by an amount greater than the premium received (less transaction costs incurred by the Fund). This strategy will limit potential capital appreciation in the underlying currency.

    To the extent that a Fund enters into futures contracts, options on futures contracts and options on foreign currencies that are traded on an exchange regulated by the CFTC, in each case that are not for BONA FIDE hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums required to establish those positions may not exceed 5% of the liquidation value of the Fund's portfolio, after taking into account the unrealized profits and unrealized losses on any such contracts the Fund has entered into. However, the "in-the-money" amount of such options may be excluded in computing the 5% limit. Adoption of this guideline will not limit the percentage of the Fund's assets at risk to 5%.

    Although any one Fund may not employ all or any of the foregoing strategies, its use of options, futures and options thereon and forward currency contracts (as described under "Currency Transactions") would involve certain investment risks and transaction costs to which it might not be subject were such strategies not employed. Such risks include: (1) dependence on a Fund's ability to predict movements in the prices of individual securities, fluctuations in the general securities markets or market sections and movements in interest rates and currency markets; (2) imperfect correlation between movements in the price of the securities or currencies hedged or used for cover; (3) the fact that skills and techniques needed to trade options, futures contracts and options thereon or to use forward currency contracts are different from those needed to select the securities in which a Fund invests; (4) lack of assurance that a liquid secondary market will exist for any particular option, futures contract, option thereon or forward contract at any particular time, which may affect a Fund's ability to establish or close out a position; (5) possible impediments to effective portfolio management or the ability to meet current obligations caused by the segregation of a large percentage of a Fund's assets to cover its obligations; and (6) the possible need to defer closing out certain options, futures contracts, options thereon and forward contracts in order to continue to qualify for the beneficial tax treatment afforded "regulated investment companies" under the Code. In the event that the anticipated change in the price of the securities or currencies that are the subject of such a strategy does not occur, it may be that a Fund would have been in a better position had it not used such a strategy at all.
                  NON-U.S. SECURITIES, INCLUDING ADRS AND GDRS

    Each Fund, except the Mortgage Securities Fund and the U.S. Government Money Market Fund, is permitted to invest a portion of its assets in non-U.S. securities, including, in the case of permitted equity investments, ADRs and GDRs, as described under each Fund's investment objective and policies. ADRs are certificates issued by a U.S. bank or trust company and represent the right to receive securities of a non-U.S. issuer deposited in a domestic bank or non-U.S. branch of a U.S. bank. ADRs are traded on a U.S. securities exchange, or in an over-the-counter market, and are denominated in U.S. dollars. GDRs are certificates issued globally and evidence a similar ownership arrangement. GDRs are traded on non-U.S. securities exchanges and are denominated in non-U.S. currencies. The value of an ADR or a GDR will fluctuate with the value of the underlying security, will reflect any changes in exchange rates and otherwise will involve risks associated with investing in non-U.S. securities.

    The International Opportunities Fund and the International Advisers Fund are permitted to invest in Brady Bonds, which are debt securities issued under the framework of the Brady Plan, an initiative announced by former U.S. Treasury Secretary Nicholas F. Brady in 1989 as a mechanism for debtor nations to restructure their outstanding external commercial bank debt. In restructuring its external debt under the Brady Plan framework, a debtor nation negotiates with its existing bank lenders as well as multilateral institutions such as the World Bank and the IMF. The Brady Plan framework, as it has developed, contemplates the exchange of commercial bank debt for newly issued bonds ("Brady Bonds"). Brady Bonds may also be issued in respect of new money being advanced by existing lenders in connection with debt restructuring. Agreements implemented under the Brady Plan to date are designed to achieve debt and debt-service reduction through specific options negotiated by a debtor nation with its creditors. As a result, the financial
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packages offered by each country differ. Brady Bonds issued to date may be purchased and sold in the secondary markets through U.S. securities dealers and other financial institutions and are generally maintained through European securities depositories. See also "High Yield Securities."

    Investing in securities issued by non-U.S. companies involves considerations and potential risks not typically associated with investing in obligations issued by U.S. companies. Less information may be available about non-U.S. companies than about U.S. companies and non-U.S. companies generally are not subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. companies. The values of non-U.S. investments are affected by changes in currency rates or exchange control regulations, restrictions or prohibition on the repatriation of non-U.S. currencies, application of non-U.S. tax laws, including withholding taxes, changes in governmental administration or economic or monetary policy (in the U.S. or outside the U.S.) or changed circumstances in dealings between nations. Costs are also incurred in connection with conversions between various currencies.

    Investing in non-U.S. sovereign debt will expose a Fund to the direct or indirect consequences of political, social or economic changes in the developing and emerging countries that issue the securities. The ability and willingness of sovereign obligors in developing and emerging countries or the governmental authorities that control repayment of their external debt to pay principal and interest on such debt when due may depend on general economic and political conditions within the relevant country. Countries such as those in which the Funds may invest have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate trade difficulties and unemployment. Some of these countries are also characterized by political uncertainty or instability. Additional factors which may influence the ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of its debt service burden to the economy as a whole, and its government's policy towards the IMF, the World Bank and other international agencies.
                        SMALL CAPITALIZATION SECURITIES

    All Funds except the Bond Fund, Mortgage Securities Fund, Money Market Fund and U.S. Government Money Market Fund may invest in equity securities (including securities issued in initial public offerings) of companies which have less than $2 billion in market capitalization ("Small Capitalization Securities"). Because the issuers of Small Capitalization Securities tend to be smaller or less well-established companies, they may have limited product lines, market share or financial resources and may have less historical data with respect to operations and management. As a result, Small Capitalization Securities are often less marketable and experience a higher level of price volatility than securities of larger or more well-established companies. In addition, companies whose securities are offered in initial public offerings may be more dependant on a limited number of key employees. Because securities issued in initial public offerings are being offered to the public for the first time, the market for such securities may be inefficient and less liquid.
                          MORTGAGE-RELATED SECURITIES

    The mortgage-related securities in which the International Opportunities Fund, International Advisers Fund, Advisers Fund and Bond Fund may invest, and the Mortgage Securities Fund principally invests, provide funds for mortgage loans made to residential home buyers. These include securities which represent interests in pools of mortgage loans made by lenders such as savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled for sale to investors (such as the Funds) by various governmental, government-related and private organizations. These Funds may also invest in similar mortgage-related securities which provide funds for multi-family residences or commercial real estate properties. CMOs will also be considered mortgage-related securities.

    Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a "pass-through" of the monthly payments made by the individual borrowers on their mortgage loans, net of any fees paid to the issuer, servicer, insurer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as GNMA securities) are described as "modified pass-through." These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, regardless of whether or not the mortgagor actually makes the payment.

    The principal governmental (i.e., backed by the full faith and credit of the U.S. Government) guarantor of mortgage-related securities is the GNMA. GNMA is a wholly-owned United States Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and

28                                                         HARTFORD MUTUAL FUNDS
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interest on securities known as Ginnie Maes issued by institutions approved by
GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of FHA-insured or VA-guaranteed mortgages.

    Government-related (i.e., not backed by the full faith and credit of the U.S. Government) guarantors include the FNMA and the FHLMC. FNMA is a government-sponsored corporation owned entirely by private stockholders. It is subject to general regulation by the Secretary of Housing and Urban Development. FNMA purchases residential mortgages from a list of approved seller/servicers which include state and federally-chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities known as Fannie Maes issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. Government. FHLMC is a corporate instrumentality of the U.S. Government created by Congress in 1970 for the purpose of increasing the availability of mortgage credit for residential housing. Its stock is owned by the twelve Federal Home Loan Banks. FHLMC issues Participation Certificates ("PCs") known as Freddy Macs which represent interests in mortgages from portfolios created by FHLMC. FHLMC guarantees the timely payment of interest and ultimate collection of principal but PCs are not backed by the full faith and credit of the United States Government.

    Commercial banks, savings and loan institutions, private mortgage insurance companies, investment banks, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may in addition be the originators of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government guarantees of payments in the former pools. However, timely payment of interest and principal in these pools is supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance. The insurance and guarantees are issued by government entities, private insurers and the mortgage poolers. Such insurance and guarantees and the credit worthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets a Fund's investment quality standards. There can be no assurance that the private insurers can meet their obligations under the policies. These Funds may buy mortgage-related securities without insurance or guarantees if through an examination of the loan experience and practices of the poolers the Adviser or Sub-Adviser determines that the securities meet the Fund's quality standards. Although the market for such securities is becoming increasingly liquid, securities issued by certain private organizations may not be readily marketable.

    These Funds may invest in CMOs, which are securities collateralized by mortgages or mortgage-backed securities. CMOs are issued with a variety of classes or series, which have different maturities.

    These Funds expect that governmental, government-related or private entities may create mortgage loan pools offering pass-through investments in addition to those described above. The mortgages underlying these securities may be alternative mortgage instruments, that is, mortgage instruments whose principal or interest payments may vary or whose terms to maturity may differ from customary long-term fixed rate mortgages. These Funds may invest in stripped mortgage-backed securities, which security is separated into the interest and principal component of a mortgage backed security and are sold as separate securities. As new types of mortgage-related securities are developed and offered to investors, the Adviser or Sub-Adviser will, consistent with a Fund's investment objective, policies and quality standards, consider making investments in such new types of securities.
                            ASSET-BACKED SECURITIES

    The International Opportunities Fund, the International Advisers Fund, the Advisers Fund, the Bond Fund, the Mortgage Securities Fund, and the Money Market Fund may invest in asset-backed securities. The securitization techniques used for asset-backed securities are similar to those used for mortgage-related securities. The collateral for these securities has included home equity loans, automobile and credit card receivables, boat loans, computer leases, airplane leases, mobile home loans, recreational vehicle loans and hospital account receivables. These Funds may invest in these and other types of asset-backed securities that may be developed in the future.
                                SWAP AGREEMENTS

    Each Fund, except the Index Fund, the U.S. Government Money Market Fund and the Money Market Fund, may enter into interest rate swaps, currency swaps, and other types of swap agreements such as caps, collars, and floors. In a typical interest rate swap, one party agrees to make regular payments equal to a floating interest rate multiplied by a "notional principal amount," in return for payments equal to a fixed rate multiplied by the same amount, for a specified period of time. If a swap agreement provides for payments in different currencies, the parties might agree to exchange the notional principal amount as well. Swaps may also depend on other prices or rates, such as the value of an index or mortgage prepayment rates.
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    In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

    Swap agreements will tend to shift a Fund's investment exposure from one type of investment to another. For example, if a Fund agreed to exchange floating rate payments for fixed rate payments, the swap agreement would tend to decrease the Fund's exposure to rising interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a Fund's investments and its share price and yield.
                            MONEY MARKET INSTRUMENTS

    The Funds may invest in high quality money market instruments, including, but not limited to: (1) securities issued or guaranteed by governments, their agencies or instrumentalities; (2) commercial paper; (3) certificates of deposit; (4) bankers' acceptances and other bank obligations; and (5) repurchase agreements involving any of the foregoing. The U.S. Government Money Market Fund may only invest in high quality money market instruments, issued or guaranteed by the U.S. Government, its agencies or instrumentalities.
                          INVESTMENT GRADE SECURITIES

    The U.S. Government Money Market Fund and the Money Market Fund are permitted to invest only in high-quality short-term instruments as defined by Rule 2a-7 under the 1940 Act. Each of the other Funds is permitted to invest in investment grade securities (i.e., rated as low as "Baa" by Moody's and as low as "BBB" by S&P, and unrated securities of comparable quality as determined by the Adviser or Sub-Adviser). Debt securities carrying the fourth highest rating (i.e., "Baa" by Moody's and "BBB" by S&P, and unrated securities of comparable quality as determined by the Adviser or Sub-Adviser) are viewed to have adequate capacity for payment of principal and interest, but do involve a higher degree of risk than that associated with investments in debt securities in the higher rating categories and such bonds lack outstanding investment characteristics and do have speculative characteristics.
                             HIGH YIELD SECURITIES

    To the extent described in their investment policies, the Capital Appreciation Fund, the International Opportunities Fund and the International Advisers Fund are permitted to invest in high yield securities, commonly known as "junk bonds" (i.e., rated as low as "C" by Moody's and by S&P, and unrated securities of comparable quality as determined by the Sub-Adviser). In addition, up to 20% of the total assets of the Bond Fund may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's or "BB" by S&P) or, if unrated, are determined to be of comparable quality by the Adviser. Securities in the rating categories below Baa as determined by Moody's and BBB as determined by S&P are considered to be of poor standing and predominantly speculative. The rating services' descriptions of securities in the lower rating categories, including their speculative characteristics, are set forth in the Appendix to this Prospectus. These securities are considered to have extremely poor prospects of ever attaining any real investment standing, to have a current identifiable vulnerability to default, to be unlikely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions, and/or to be in default or not current in the payment of interest or principal. These securities are considered speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligations. Accordingly, it is possible that these types of factors could, in certain instances, reduce the value of securities held by a Fund with a commensurate effect on the value of the Fund's shares.
                               OTHER RISK FACTORS

    As mutual funds that primarily invest in equity and/or debt securities, each Fund is subject to market risk, i.e., the possibility that equity and/or debt prices in general will decline over short or even extended periods of time. The financial markets tend to be cyclical, with periods when security prices generally rise and periods when security prices generally decline.

    The value of the debt securities in which the Funds invest will tend to increase when interest rates are falling and to decrease when interest rates are rising.

    No Fund should be considered to be a complete investment program in and of itself. Each prospective purchaser should take into account his or her own investment objectives as well as his or her other investments when considering the purchase of shares of any investment company.

    There can be no assurance that the investment objectives of the Funds will be met. In addition, the risk inherent in investing in the Funds is common to any security -- the

30                                                         HARTFORD MUTUAL FUNDS
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net asset value will fluctuate in response to changes in economic conditions, interest rates and the market's perception of the underlying portfolio securities of each Fund.

    HIMCO, as Adviser to certain Funds, and WMC, as Sub-Adviser to certain Funds, attempt, in pursuit of a Fund's investment objective, to select appropriate individual securities for inclusion in a Fund's portfolio. In addition, HIMCO and WMC attempt to successfully forecast market trends and increase investments in the types of securities best suited to take advantage of such trends. Thus, the investor is dependent on HIMCO's and WMC's success not only in selecting individual securities, but also in identifying attractive asset classes to determine the total mix of invested assets.
                            MANAGEMENT OF THE FUNDS

    Each Fund's Board of Directors manages the business and affairs of that Fund and takes action on all matters not reserved for the shareholders, including the annual election of officers of the Fund who carry out all orders and resolutions of the Board of Directors and carry out functions relating to the day to day management of the affairs of the Fund.
                  INVESTMENT ADVISORY AND MANAGEMENT SERVICES

    HIMCO serves as investment adviser or manager to each Fund pursuant to written agreements entered into between HIMCO and each Fund. HIMCO serves as investment adviser to the Bond Fund, Money Market Fund, U.S. Government Money Market Fund, Mortgage Securities Fund, and Index Fund. HIMCO serves as investment manager to the Capital Appreciation Fund, Dividend and Growth Fund, International Opportunities Fund, Stock Fund, Advisers Fund, International Advisers Fund and Small Company Fund.

    For 1995, the advisory and management fees for the Funds were as follows:
Advisers Fund, $16,044,763; Capital Appreciation Fund, $7,715,873; Bond Fund, $906,000; Dividend and Growth Fund, $757,373; Index Fund, $447,326; International Opportunities Fund, $3,213,660; International Advisers Fund $0; Money Market Fund, $762,534; Mortgage Securities Fund, $790,058; Stock Fund, $4,134,925; and U.S. Government Money Market Fund, $24,282.

    Under the terms of the Investment Advisory Agreements, HIMCO has responsibility for the investment decisions with respect to the assets of the Bond Fund, the Money Market Fund, the U.S. Government Money Market Fund, the Mortgage Securities Fund and the Index Fund. HIMCO continuously provides the Funds' Board of Directors with an investment program for its consideration and, upon approval of the program by the Board, HIMCO implements the same by placing orders for the purchase or sale of securities.

    The investment advisory fee for the Money Market Fund, the U.S. Government Money Market Fund and the Mortgage Securities Fund is .25% annually of the value of the average daily net assets of each Fund. The investment advisory fee for the Index Fund is .20% annually of the value of the average daily net assets of the Fund. The investment advisory fee for the Bond Fund is:

    .325% annually of the value of the average daily net assets of the Fund up to $250,000,000;

    .30% annually of the value of the next $250,000,000 of the average daily net assets of the Fund;

    .275% annually of the value of the next $500,000,000 of the average daily net assets of the Fund;

    .25% annually of the value of the average daily net assets of the Fund in excess of $1,000,000,000.

    Under the terms of the Investment Management Agreements, HIMCO, subject to the supervision of the Funds' Board of Directors, provides investment management supervision to the Stock Fund, the Advisers Fund, the Capital Appreciation Fund, the International Opportunities Fund, the Small Company Fund, the Dividend and Growth Fund and the International Advisers Fund in accordance with the Funds' investment objectives, policies and restrictions. HIMCO's responsibilities include: (1) Engaging, subject to consultation with the Funds' Board of Directors, the services of one or more firms to serve as investment sub-adviser to the Funds; (2) Reviewing from time to time the investment policies and restrictions of the Funds in light of the Funds' performance and otherwise and, after consultation with the investment sub-adviser, recommending any appropriate changes to the Funds' Board of Directors; (3) Supervising the investment program prepared for the Funds by the investment sub-adviser; (4) Monitoring on a continuing basis the performance of the Funds' portfolio securities; (5) Arranging for the provision of such economic and statistical data as HIMCO shall determine or as may be requested by the Funds' Board of Directors; (6) Providing the Funds' Board of Directors with such information concerning important economic and political developments as HIMCO shall deem appropriate or as shall be requested by the Funds' Board of Directors.

    For services rendered to the Funds, HIMCO charges a monthly fee based on the following annual rates as applied to the average of the calculated daily net asset value of the Funds.

    Advisers Fund, Capital Appreciation Fund, Dividend and Growth Fund, International Advisers Fund, International Opportunities Fund and Small Company
Fund:

    .575% annually of the value of the average daily net assets of the Fund up to $250,000,000;
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HARTFORD MUTUAL FUNDS                                                         31
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    .525% annually of the next $250,000,000 of the value of the average daily net assets of the Fund;

    .475% annually of the next $500,000,000 of the value of the average daily net assets of the Fund;

    .425% annually of the value of the average daily net assets of the Fund in excess of $1,000,000,000.

    HIMCO has agreed to waive its fees for the Small Company Fund until the assets of this Fund (excluding assets contributed by companies affiliated with HIMCO) first reach $20 million.

Stock Fund:

    .325% annually of the value of the average daily net assets of the Fund up to $250,000,000;

    .300% annually of the value of the next $250,000,000 of the average daily net assets of the Fund;

    .275% annually of the next $500,000,000 of the value of the average daily net assets of the Fund;

    .250% annually of the value of the average daily net assets of the Fund in excess of $1,000,000,000.

    HIMCO, Hartford Plaza, Hartford, Connecticut 06115, is a wholly-owned subsidiary of Hartford Life Insurance Company ("HL") and was organized under the laws of the State of Connecticut in 1981. HIMCO also serves as investment adviser to several other HL-sponsored funds which are also registered with the SEC. HL is ultimately owned by Hartford Fire Insurance Company, one of the largest multiple lines insurance carriers in the United States. Hartford Fire Insurance Company is a subsidiary of ITT Hartford Group, Inc.

    Certain officers of the Funds are also officers and/or directors of HIMCO; Joseph H. Gareau is a Director and the President of HIMCO; Andrew W. Kohnke is a Managing Director and a Director of HIMCO; J. Richard Garrett is the Treasurer of HIMCO; and Charles M. O'Halloran is a Director, Secretary and General Counsel of HIMCO.
                        INVESTMENT SUB-ADVISORY SERVICES

    WMC serves as Sub-Adviser to the Capital Appreciation Fund, Dividend and Growth Fund, International Opportunities Fund, Stock Fund, Advisers Fund, International Advisers Fund and Small Company Fund pursuant to written contracts entered into between HIMCO and WMC.

    In connection with its service as sub-adviser to these Funds, WMC makes all determinations with respect to the purchase and sale of portfolio securities (subject to the terms and conditions of the investment objectives, policies and restrictions of these Funds and to the general supervision of the Company's Board of Directors and HIMCO) and places, in the name of the Funds, all orders for execution of these Funds' portfolio transactions. In conjunction with such activities, WMC regularly furnishes reports to the Company's Board of Directors concerning economic forecasts, investment strategy, portfolio activity and performance of the Funds.

    Under the terms of the Investment Sub-Advisory Agreements, WMC provides an investment program to HIMCO for use by HIMCO in rendering services to these Funds. WMC makes all determinations with respect to the purchase and sale of portfolio securities (subject to the terms and conditions of the investment objectives, policies and restrictions of these Funds and to the supervision of the Funds' Board of Directors and HIMCO) and places, in the name of the Funds, all orders for execution of these Funds' portfolio transactions. In conjunction with such activities, WMC regularly furnishes reports to these Funds' Board of Directors concerning economic forecasts, investment strategy, portfolio activity and performance of the Funds.

    For services rendered to these Funds, WMC charges a quarterly fee to HIMCO. The Funds will not pay WMC's fee nor any part thereof, nor will the Funds have any obligation or responsibility to do so. WMC's quarterly fee is based upon the following annual rates as applied to the average of the calculated daily net asset value of each Fund.

Advisers Fund, Stock Fund and Dividend and Growth Fund:

    .325% annually of the value of the average daily net assets of the Fund up to $50,000,000;

    .25% annually of the next $100,000,000 of the value of the average daily net assets of the Fund;

    .20% annually of the next $350,000,000 of the value of the average daily net assets of the Fund;

    .15% annually of the value of the average daily net assets of the Fund in excess of $500,000,000.

Capital Appreciation Fund, International Opportunities Fund, Small Company Fund and International Advisers Fund:

    .40% annually of the value of the average daily net assets of the Fund up to $50,000,000;

    .30% annually of the next $100,000,000 of the value of the average daily net assets of the Fund;

    .25% annually of the next $350,000,000 of the value of the average daily net assets of the Fund;

    .20% annually of the value of the average daily net assets of the Fund in excess of $500,000,000.

    WMC has agreed to waive its fees for the Small Company Fund until the assets of the Fund (excluding assets contributed by companies affiliated with HIMCO) first reach $20 million.

32                                                         HARTFORD MUTUAL FUNDS
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    WMC is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions and individuals. As of December 31, 1995, WMC held discretionary management authority with respect to approximately $109 billion of client assets. WMC and its predecessor organizations have provided investment advisory services to investment companies since 1933 and to investment counseling clients since 1960. WMC, 75 State Street, Boston, MA 02109, is a Massachusetts general partnership, of which the following persons are managing partners: Robert W. Doran, Duncan M. McFarland, and John R. Ryan.
                               PORTFOLIO MANAGERS

    Saul J. Pannell, Senior Vice President of WMC, serves as portfolio manager to the Capital Appreciation Fund. Mr. Pannell has been a portfolio manager with WMC since 1979.

    Laurie A. Gabriel, CFA and Senior Vice President of WMC, serves as portfolio manager to the Dividend and Growth Fund. Ms. Gabriel joined WMC in 1976. She has been a quantitative research analyst with WMC since 1986, and took on portfolio management responsibilities in 1987.

    The International Opportunities Fund is managed by WMC's Global Equity Strategy Group, headed by Trond Skramstad, Senior Vice President of WMC. The Global Equity Strategy Group is comprised of global portfolio managers and senior investment professionals. No person or persons is primarily responsible for making recommendations to or within the Global Equity Strategy Group. Prior to joining WMC in 1993, Mr. Skramstad was a global equity portfolio manager at Scudder, Stevens & Clark since 1990.

    Kenneth L. Abrams, Senior Vice President of WMC, serves as portfolio manager to the Small Company Fund. Mr. Abrams has been an emerging company research analyst with WMC since 1986 and has been a portfolio manager with WMC since 1990.

    Rand L. Alexander, Senior Vice President of WMC, serves as portfolio manager to the Stock Fund. Mr. Alexander has been a portfolio manager with WMC since 1990.

    Paul D. Kaplan, Senior Vice President of WMC, serves as portfolio manager to the Advisers Fund. Mr. Kaplan manages the fixed income component of the Advisers Fund. He has been a portfolio manager with WMC since 1982. Rand L. Alexander, who is portfolio manager to the Stock Fund, manages the equity component of the Advisers Fund.

    The equity component of the International Advisers Fund is managed by WMC's Global Equity Strategy Group, headed by Trond Skramstad. The debt component of the International Advisers Fund is managed by Robert Evans, Vice President of WMC. Prior to joining WMC as a portfolio manager in 1995, Mr. Evans was a Senior Global Fixed Income Portfolio Manager with Pacific Investment Management Company from 1991 through 1994, and in the Global Fixed Income Department of Lehman Brothers International in London, England and New York City, New York from 1985 through 1990.

    The Bond Fund is managed by Alison D. Granger. Ms. Granger, a Senior Vice President of HIMCO and Assistant Vice President of Hartford Life Insurance Company, joined ITT Hartford in 1993 as a senior corporate bond trader. She became Director of Trading in 1994 and a portfolio manager in 1995. Prior to joining ITT Hartford, Ms. Granger was a corporate bond portfolio manager at The Home Insurance Company and Axe-Houghton Management. Ms. Granger has over fifteen years of experience with fixed income investments.

    The Mortgage Securities Fund is managed by Timothy J. Wilhide. Mr. Wilhide is a Portfolio Manager and Vice President of HIMCO. He has 17 years of experience in the fixed income markets. Prior to joining ITT Hartford in June 1994, Mr. Wilhide was vice president and fixed income manager for J.P. Morgan & Co. He received his B.A. from Gannon University and his MBA from the University of Delaware.
                            ADMINISTRATIVE SERVICES
                                 FOR THE FUNDS

    An Administrative Services Agreement between each Fund and HL provides that HL will manage the business affairs and provide administrative services to each Fund. Under the terms of these Agreements, HL will provide the following: administrative personnel, services, equipment and facilities and office space for proper operation of the Funds. HL has also agreed to arrange for the provision of additional services necessary for the proper operation of the Funds, although the Funds pay for these services directly. See "Expenses of the Funds." As compensation for the services to be performed by HL, each Fund pays to HL, as promptly as possible after the last day of each month, a monthly fee equal to the annual rate of .175% of the average daily net assets of the Fund.
                             EXPENSES OF THE FUNDS

    Each Fund shall assume and pay the following costs and expenses: interest; taxes; brokerage charges (which may be to affiliated broker-dealers); costs of preparing, printing

HARTFORD MUTUAL FUNDS                                                         33
--------------------------------------------------------------------------------

and filing any amendments or supplements to the registration forms of each Fund and its securities; all federal and state registration, qualification and filing costs and fees, (except the initial costs and fees, which will be borne by HL), issuance and redemption expenses, transfer agency and dividend and distribution disbursing agency costs and expenses; custodian fees and expenses; accounting, auditing and legal expenses; fidelity bond and other insurance premiums; fees and salaries of directors, officers and employees of each Fund other than those who are also officers of HL; industry membership dues; all annual and semiannual reports and prospectuses mailed to each Fund's shareholders as well as all quarterly, annual and any other periodic report required to be filed with the SEC or with any state; any notices required by a federal or state regulatory authority, and any proxy solicitation materials directed to each Fund's shareholders as well as all printing, mailing and tabulation costs incurred in connection therewith, and any expenses incurred in connection with the holding of meetings of each Fund's shareholders and other miscellaneous expenses related directly to the Funds' operations and interest.

    The total expenses of each Fund including administrative and investment advisory fees for 1995 as a percentage of the Funds' average net assets were as follows: Stock Fund, .48%; Bond Fund, .53%; Money Market Fund, .45%; U.S. Government Money Market Fund, .57%; Advisers Fund, .66%; Capital Appreciation Fund, .68%; Mortgage Securities Fund, .68%; Index Fund .39%; International Opportunities Fund, .86%; Dividend and Growth Fund, .77%; International Advisers Fund, .65%. The Small Company Fund did not commence operations in 1995.
                        PERFORMANCE RELATED INFORMATION

    The Funds may advertise certain performance related information. Performance information about a Fund is based on the Fund's past performance only and is no indication of future performance.

    Each Fund may include its total return in advertisements or other sales material. When a Fund advertises its total return, it will usually be calculated for one year, five years, and ten years or some other relevant periods if the Fund has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Fund at the beginning of the relevant period to the value of the investment at the end of the period (assuming immediate reinvestment of any dividends or capital gains distributions).

    The U.S. Government Money Market Fund and the Money Market Fund may advertise yield and effective yield. The yield of each of those Funds is based upon the income earned by the Fund over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Fund shares and thus compounded in the course of a 52-week period.
                                   DIVIDENDS

    The shareholders of each Fund shall be entitled to receive such dividends as may be declared by each Fund's Board of Directors, from time to time based upon the investment performance of the assets making up that Fund's portfolio. The policy with respect to each Fund, except the U.S. Government Money Market Fund and the Money Market Fund, is to pay dividends from net investment income monthly and to make distributions of realized capital gains, if any, once each year. The U.S. Government Money Market Fund and the Money Market Fund declare dividends on a daily basis and pay them monthly.

    Such dividends and distributions will be automatically invested in additional full or fractional shares monthly on the last business day of each month at the per share net asset value on that date. Provision is also made to pay such dividends and distributions in cash if requested. Such dividends and distributions will be in cash or in full or fractional shares of the Fund at net asset value.
                                NET ASSET VALUE

    The net asset value of each Fund's shares will be determined as of the close of business (currently 4:00 P.M. Eastern Time) on each day the NYSE is open for trading. Orders for the purchase of a Fund's shares received prior to the close of the NYSE on any day on which the Fund is open for business will be priced at the per-share net asset value determined as of the close of the NYSE. Orders received after the close of the NYSE or on a day on which the NYSE or a Fund are not open for business will be priced at the per-share net asset value next determined. The per-share net asset value of the shares each Fund will be determined by dividing the value of the Fund's assets, less the liabilities, by the number of outstanding shares issued by the Fund.

    Equity securities are valued at the last sales price as of the time when the valuation is being made. If no sales took place on such day and in the case of certain equity securities traded over-the-counter, then such securities are valued at the mean between the bid and the asked prices. Debt securities (other than short-term obligations) including

34                                                         HARTFORD MUTUAL FUNDS
--------------------------------------------------------------------------------

mortgage-backed securities, are valued on the basis of valuations furnished by an unaffiliated pricing service which determines valuations for normal institutional size trading units of debt securities. Short-term investments with a maturity of 60 days or less when purchased are valued at cost plus interest earned (amortized cost), which approximates market value. Short-term investments with a maturity of more than 60 days when purchased are valued based on market quotations until the remaining days to maturity become less than 61 days.

    From such time, until maturity, the investments are valued at amortized cost using the value of the investment on the 61st day. Options are valued at the last sales price; if no sale took place on such day, then options are valued at the mean between the bid and asked prices.

    Assets for which market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of a Fund's Board of Directors.
                            PURCHASE OF FUND SHARES

    Fund shares are made available to serve as the underlying investment vehicles for variable annuity and variable life insurance separate accounts of ITT Hartford Life Insurance Companies. Shares of the Funds are sold on a no-load basis at their net asset values. See "Net Asset Value" and "Sale and Redemption of Shares."

    It is conceivable that in the future it may be disadvantageous for variable annuity separate accounts and variable life insurance separate accounts to invest in the Funds simultaneously. Although ITT Hartford Life Insurance Companies and the Funds do not currently foresee any such disadvantages either to variable annuity contract owners or variable life insurance policy owners, each Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such contract owners and policy owners and to determine what action, if any, should be taken in response thereto. If the Board of Directors of a Fund were to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable life and variable annuity contract holders would not bear any expenses attendant to the establishment of such separate funds.
                              SALE AND REDEMPTION
                                   OF SHARES
    The shares of each Fund are sold and redeemed by the Fund at their net asset value next determined after receipt of a purchase or redemption order in good order in writing at its home office, P.O. Box 2999, Hartford, CT 06104-2999. Hartford Equity Sales Company, Inc., Hartford, Connecticut, is the Fund's principal underwriter. The value of shares redeemed may be more or less than original cost, depending upon the market value of the portfolio securities at the time of redemption. Payment for shares redeemed will be made within seven days after the redemption request is received in proper form by the Funds. However, the right to redeem Fund shares may be suspended or payment therefor postponed for any period during which: (1) trading on the NYSE is closed for other than weekends and holidays; (2) an emergency exists, as determined by the SEC, as a result of which (a) disposal by a Fund of securities owned by it is not reasonably practicable, or (b) it is not reasonably practicable for a Fund to determine fairly the value of its net assets; or (3) the SEC by order so permits for the protection of stockholders of the Funds.
                              FEDERAL INCOME TAXES

    Each Fund has elected and intends to qualify under Part I of Subchapter M of the Code. Each Fund intends to distribute all of its net income and gains to shareholders. Such distributions are taxable income and capital gains. Each Fund will inform shareholders of the amount and nature of such income and gains. Each Fund may be subject to a 4% nondeductible excise tax as well as an income tax measured with respect to certain undistributed amounts of income and capital gain. Each Fund expects to make such additional distributions of net investment income as are necessary to avoid the application of these taxes. For a discussion of the tax implications of a purchase or sale of the Funds' shares by the insurer, reference should be made to the section entitled "Federal Tax Considerations" in the appropriate separate account prospectus.

    If eligible, each Fund may make an election to pass through to its shareholders, ITT Hartford Life Insurance Companies, a credit for any foreign taxes paid during the year. If such election is made, the pass-through of the foreign tax credit will result in additional taxable income and income tax to ITT Hartford Life Insurance Companies. The amount of additional tax may be more than offset by the foreign tax credits which are passed through. These foreign tax credits may provide a benefit to ITT Hartford Life Insurance Companies.
                   OWNERSHIP AND CAPITALIZATION OF THE FUNDS
                                 CAPITAL STOCK

    As of the date of this prospectus, the authorized capital stock of the Funds consisted of the following shares at a par value of $.10 per share: Advisers Fund, 4 billion; Capital

HARTFORD MUTUAL FUNDS                                                         35
--------------------------------------------------------------------------------

Appreciation Fund, 2 billion; Bond Fund, 800 million; Dividend and Growth Fund, 750 million; Index Fund, 400 million; International Opportunities Fund, 1.5 billion; Small Company Fund, 750 million; Money Market Fund, 800 million; Mortgage Securities Fund, 800 million; Stock Fund, 2 billion; U.S. Government Money Market Fund, 100 million; International Advisers Fund, 750 million.

    As of December 31, 1995, Hartford Life Insurance Company owned 10,000,000 shares (35.5%) of the International Advisers Fund.

    At December 31, 1995, certain HL group pension contracts held direct interests in shares of the Funds as follows:

                                                SHARES         %
                                             ------------  ---------
Hartford Advisers Fund, Inc................    11,995,216        .55
Hartford Capital Appreciation Fund, Inc....     9,760,293       1.58
Hartford Index Fund, Inc...................    12,029,208       7.67
Hartford International Opportunities Fund,
 Inc.......................................     5,692,699       1.07
Hartford Mortgage Securities Fund, Inc.....    15,512,929       5.07
Hartford Stock Fund, Inc...................        70,084        .01

                                     VOTING

    Each shareholder shall be entitled to one vote for each share of the Funds held upon all matters submitted to the shareholders generally. With respect to the Funds' shares, issued as described above under "Purchase of Fund Shares," as well as Fund shares which are not otherwise attributable to variable annuity contract owners or variable life policy holders, the ITT Hartford Life Insurance Companies shall be the shareholders of record. Each of the ITT Hartford Life Insurance Companies will vote all Fund shares, pro rata, according to the written instructions of the contract owners of the variable annuity contracts and the policy holders of the variable life contracts issued by it using the Funds as investment vehicles. This position is consistent with the policy of the SEC Staff.
                                  OTHER RIGHTS

    Each share of Fund stock, when issued and paid for in accordance with the terms of the offering, will be fully paid and non-assessable. Shares of Fund stock have no pre-emptive, subscription or conversion rights and are redeemable as set forth under "Sale and Redemption of Shares." There are no shareholder pre-emptive rights. Upon liquidation of a Fund, the shareholders of that Fund shall be entitled to share, pro rata, in any assets of the Fund after discharge of all liabilities and payment of the expenses of liquidation.
                              GENERAL INFORMATION
                            REPORTS TO SHAREHOLDERS

    The Funds will issue unaudited semiannual reports showing current investments in each Fund and other information and annual financial statements examined by independent auditors for the Funds.
                            CUSTODIAN, TRANSFER AND
                           DIVIDEND DISBURSING AGENTS

    State Street Bank and Trust Company, Boston, Massachusetts, serves as custodian of the Funds' assets. Hartford Life Insurance Company, P.O. Box 2999, Hartford, Connecticut 06104-2999, serves as Transfer and Dividend Disbursing Agent for the Funds.
                               "MAJORITY" DEFINED

    As used in this Prospectus, the term "majority of the Fund's outstanding shares" means the vote of: (1) 67% or more of each Fund's shares present at a meeting, if the holders of more than 50% of the outstanding shares of each Fund are present or represented by proxy, or (2) more than 50% of each Fund's outstanding shares, whichever is less.
                           PENDING LEGAL PROCEEDINGS

    As of the date of this Prospectus, there are no pending legal proceedings involving the Funds or the Adviser or Sub-Adviser as a party.
                            REQUESTS FOR INFORMATION

    This Prospectus does not contain all the information included in the Registration Statement filed with the SEC. The Registration Statement, including the exhibits filed therewith, may be examined at the SEC's office in Washington, D.C. Statements contained in the Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified, in all respects by such reference.

    For additional information, write to "Hartford Family of Funds", c/o Individual Annuity Operations, P.O. Box 2999, Hartford, CT 06104-2999.

36                                                         HARTFORD MUTUAL FUNDS
--------------------------------------------------------------------------------

                                    APPENDIX

    The rating information which follows describes how the rating services mentioned presently rate the described securities. No reliance is made upon the rating firms as "experts" as that term is defined for securities purposes. Rather, reliance on this information is on the basis that such ratings have become generally accepted in the investment business.
                                RATING OF BONDS

    Moody's Investors Service, Inc. ("Moody's")

    Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities.

    A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa -- Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Ba -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

    B -- Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

    Caa -- Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

    Ca -- Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

    C -- Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever earning any real investment standing.

    Standard & Poor's Corporation. ("Standard & Poor's")

    AAA -- Bonds rated AAA are the highest grade obligations. Capacity to pay interest and repay principal is extremely strong.

    AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from AAA issues only in small degree.

    A -- Bonds rated A have a very strong capacity to pay interest and repay principal although they are somewhat more susceptible to the considerable investment strength but are not entirely free from adverse effects of changes in circumstances and economic conditions than debt in the highest rated categories.

    BBB -- Bonds rated BBB and regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category then in higher rated categories.

    BB, B, CCC, CC, C -- Debt rated BB, B, CCC, CC, and C is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

HARTFORD MUTUAL FUNDS                                                         37
--------------------------------------------------------------------------------

                           RATING OF COMMERCIAL PAPER

    Purchases of corporate debt securities used for short-term investment, generally called commercial paper, will be limited to the top two grades of Moody's, Standard & Poor's, Duff & Phelps, Fitch Investor Services and Thomson Bank Watch or other NRSROs (nationally recognized statistical rating organizations) rating services and will be an eligible security under Rule 2a-7.

    MOODY'S

    Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics:

        - Leading market positions in well-established industries.

        - High rates of return on funds employed.

        - Conservative capitalization structures with moderate reliance on debt and ample asset protection.

        - Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

        - Well-established access to a range of financial markets and assured sources of alternate liquidity.

    Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

    Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations. The effect of industry characteristics and market composition may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and the requirement for relatively high financial leverage. Adequate alternate liquidity is maintained.

    Issuers rated Not Prime do not fall within any of the Prime rating categories.

    STANDARD & POOR'S

    The relative strength or weakness of the following factors determines whether the issuer's commercial paper is rated A-1 or A-2.

        - Liquidity ratios are adequate to meet cash requirements.

    Liquidity ratios are basically as follows, broken down by the type of issuer:

    Industrial Company: acid test ratio, cash flow as a percent of current liabilities, short-term debt as a percent of current liabilities, short-term debt as a percent of current assets.

    Utility: current liabilities as a percent of revenues, cash flow as a percent of current liabilities, short-term debt as a percent of capitalization.

    Finance Company: current ratio, current liabilities as a percent of net receivables, current liabilities as a percent of total liabilities.

        - The long-term senior debt rating is "A" or better; in some instances "BBB" credits may be allowed if other factors outweigh the "BBB".

        - The issuer has access to at least two additional channels of borrowing.

        - Basic earnings and cash flow have an upward trend with allowances made for unusual circumstances.

        - Typically, the issuer's industry is well established and the issuer has a strong position within its industry.

        - The reliability and quality of management are unquestioned.

                                     PART B


                      STATEMENT OF ADDITIONAL INFORMATION


                           HVA MONEY MARKET FUND, INC.
                                 Hartford Plaza
                           Hartford, Connecticut 06115
                        Telephone Number:  (800) 862-6668
                        c/o Variable Products Operations
                            ITT Hartford Group, Inc.


     This Statement of Additional Information ("Statement") is not a prospectus. A Prospectus/Proxy Statement dated May 12, 1997, relating to the Reorganization may be obtained from HVA Money Market Fund, Inc. by writing to Hartford Life Insurance Companies, Variable Products Operations, Hartford Plaza, Hartford, Connecticut 06115 or calling (800) 862-6668. This Statement of Additional Information relates to, and should be read in connection with, such Prospectus/Proxy Statement.


     The date of this Statement of Additional Information is May 12, 1997.

                                        PART B


                         STATEMENT OF ADDITIONAL INFORMATION


                       HARTFORD CAPITAL APPRECIATION FUND, INC.
                       HARTFORD DIVIDEND AND GROWTH FUND, INC.
                              HARTFORD INDEX FUND, INC.
                   HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.
                          HARTFORD SMALL COMPANY FUND, INC.
                              HARTFORD STOCK FUND, INC.
                             HARTFORD ADVISERS FUND, INC.
                      HARTFORD INTERNATIONAL ADVISERS FUND, INC.
                               HARTFORD BOND FUND, INC.
                       HARTFORD MORTGAGE SECURITIES FUND, INC.
                             HVA MONEY MARKET FUND, INC.
                   HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC.


                                    P.O. Box 2999
                               Hartford, CT 06104-2999



    This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the prospectus. To obtain a prospectus send a written request to: "Hartford Family of Funds," c/o Individual Annuity Operations, P.O. Box 2999, Hartford, Connecticut 06104-2999.


Date of Prospectus: May 1, 1996 revised effective August 9, 1996
Date of Statement of Additional Information: May 1, 1996 revised effective
 August 9, 1996




Form HV-1743-11

                                  TABLE OF CONTENTS                  PAGE


INVESTMENT OBJECTIVES OF THE FUNDS. . . . . . . . . . . .

INVESTMENT RESTRICTIONS OF THE FUNDS. . . . . . . . . . .

PORTFOLIO TURNOVER . . . . . . . . . . . . . . . . . . .

MANAGEMENT OF THE FUNDS. . . . . . . . . . . . . . . . . .

CUSTODIAN AND TRANSFER AGENT. . . . . . . . . . . . . . .

INDEPENDENT PUBLIC ACCOUNTANTS. . . . . . . . . . . . . .

PORTFOLIO BROKERAGE. . . . . . . . . . . . . . . . . . . .

DETERMINATION OF YIELD. . . . . . . . . . . . . . . . . .

CALCULATION OF TOTAL RETURN. . . . . . . . . . . . . . . . .

PERFORMANCE COMPARISONS. . . . . . . . . . . . . . . . . .

FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . .

                          INVESTMENT OBJECTIVES OF THE FUNDS


HARTFORD CAPITAL APPRECIATION FUND, INC.:

    To achieve growth of capital by investing in securities selected solely on the basis of potential for capital appreciation; income, if any, is an incidental consideration.

HARTFORD DIVIDEND AND GROWTH FUND, INC.:

    To achieve a high level of current income consistent with growth of capital and reasonable investment risk.

HARTFORD INDEX FUND, INC.:

    To provide investment results that approximate the price and yield performance of publicly-traded common stocks in the aggregate.

HARTFORD INTERNATIONAL OPPORTUNITIES FUND, INC.:

    To achieve long-term total return consistent with prudent investment risk through investment primarily in equity securities issued by non-U.S. companies


HARTFORD SMALL COMPANY FUND, INC.:

    To achieve growth of capital by investing primarily in equity securities selected on the basis of potential for capital appreciation.


HARTFORD STOCK FUND, INC.:

    To achieve long-term capital growth primarily through capital appreciation, with income a secondary consideration, by investing in primarily equity securities.

HARTFORD ADVISERS FUND, INC.:

    To achieve maximum long term total rate of return consistent with prudent investment risk by investing in common stock and other equity securities, bonds and other debt securities, and money market instruments.

HARTFORD INTERNATIONAL ADVISERS FUND, INC.:

    To achieve maximum long-term total rate of return consistent with prudent investment risk.

HARTFORD BOND FUND, INC.:

    To achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities.

HARTFORD MORTGAGE SECURITIES FUND, INC.:

    To achieve maximum current income consistent with safety of principal and maintenance of liquidity by investing primarily in mortgage-related securities, including securities issued by the Government National Mortgage Association.

HVA MONEY MARKET FUND, INC.:

    To achieve maximum current income consistent with liquidity and preservation of capital.

HARTFORD U.S. GOVERNMENT MONEY MARKET FUND, INC.:

    To achieve maximum current income consistent with preservation of capital.


                         INVESTMENT RESTRICTIONS OF THE FUNDS

    Each of the Funds is governed by a number of investment restrictions - investment practices which are prohibited or which are only permitted to a limited extent. Under the 1940 Act, investment restrictions must be designated either "fundamental" or "nonfundamental." "Fundamental" restrictions may only be changed with the approval of a majority of the outstanding voting securities of a Fund. "Nonfundamental" restrictions may be changed with the approval of a majority of a Fund's Board of Directors. Some restrictions are common to all Funds, usually because governing law so requires. Others vary because of differences in the objectives of the Funds or for historical reasons.

A.  FUNDAMENTAL RESTRICTIONS


    1. Issuer Concentration. At least 75% of the assets of each Fund will be represented by securities limited in respect of any one issuer (except U.S. Government securities) to an amount not greater in value than 5% of the value of the total assets of such Fund. Not more than 10% of the assets of a Fund will be invested in the securities of any one issuer (except U.S. Government securities). Except for the Capital Appreciation Fund and Small Company Fund, no Fund will acquire more than 5% of the outstanding voting securities of any one issuer.


    2.  Industry Concentration. No Fund will invest more than 25% of its assets in the securities of issuers primarily engaged in any one industry; however, this restriction shall not apply to investments in obligations of the U.S. Government and its agencies and instrumentalities, bank certificates of deposit, bankers' acceptances or instruments secured by these money market instruments. In addition, for the Dividend and Growth Fund only, electric utilities, natural gas utilities, water utilities and telecommunications issuers will be considered
separate, distinct   industries.

    3. Senior Securities. No Fund will issue senior securities, but for this purpose transactions in futures contracts and options thereon shall not be deemed the issuance of senior securities.


    4. Borrowings. Except for the Dividend and Growth Fund, the International Advisers Fund and the International Opportunities Fund, none of the Funds may borrow amounts in excess of 5% of its assets, and borrowings by each of the Funds can be only from banks or through reverse repurchase agreements and as a temporary measure for extraordinary or emergency purposes. For the Dividend and Growth Fund and the International Advisers Fund, the percentage limit on borrowing is 15%, for the International Opportunities Fund the percentage limit is 20% and for the Small Company Fund the percentage limit is 33 1/3%. In addition, the Dividend and Growth Fund will not purchase securities when its borrowings exceed 5% of its assets.


    5.  Underwriting. No Fund will underwrite securities of other issuers.

    6. Commodities. No Fund will purchase commodities or commodity contracts, except for transactions in futures contracts and options on futures contracts.

    7. Real Estate. No Fund will invest in real estate, except that each of the Advisers Fund, Bond Fund, Index Fund and Stock Fund may invest up to 10% of its assets in interests in real estate which are readily marketable, and except that the Dividend and Growth Fund, the International Opportunities Fund and the International Advisers Fund may hold up to 5% of its assets in real estate or mineral leases acquired through the ownership of securities, but such Funds will not acquire securities for the purpose of acquiring real estate or mineral leases, commodities or commodity contracts. Notwithstanding the above restriction, the Mortgage Securities Fund may invest up to 100% of its assets in mortgage-related securities.


    8. Loans. No Fund will make loans, except through the acquisition of (a) publicly distributed bonds, debentures or other evidences of indebtedness of a type customarily purchased by institutional investors; (b) money market instruments as permitted in accordance with the Fund's investment policies; and
(c) repurchase agreements and except that the Small Company Fund may lend portfolio securities in accordance with the Fund's investment policies in amounts up to 33 1/3% of the Fund's total assets.


B.  NONFUNDAMENTAL RESTRICTIONS

    9. Short Sales and Margin. No Fund will purchase securities on margin or make short sales of securities, except that a Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities and except for transactions in futures contracts and options thereon.


    10. Illiquid Securities. No Fund will invest more than 10% of its assets in illiquid securities, except that the Dividend and Growth Fund, the International Advisers Fund, the International Opportunities Fund and the Small Company Fund may each invest up to 15% of its assets in illiquid securities, and except that the Index Fund may not invest in illiquid securities at all.

    11. Control. No Fund will, alone or together with any other of the Hartford Mutual Funds, make investments for the purpose of exercising control over or management of any issuer.

    12. Pledges. No Fund will mortgage, pledge, hypothecate, or in any manner transfer, as security for indebtedness, any securities owned or held by it, except to secure reverse repurchase agreements; however, for purposes of this restriction, collateral arrangements with respect to transactions in futures contracts and options thereon are not deemed to be a pledge of securities.

    13. Other Investment Companies. The Index Fund, the Mortgage Securities
Fund and the money market funds will not purchase securities of other investment companies. Each of the other Funds may not invest more than 5% of its assets in securities of other investment companies and will not acquire more than 3% of the total outstanding voting securities of any one investment company.

    14. Geographic Concentration. Each of the International Advisers Fund and the International Opportunities Fund will not invest more than 20% of its assets in securities of issuers located in any one country, except that it may invest up to 35% of its assets in any one of the following countries: Australia, Canada, France, Japan, the United Kingdom or Germany.


                                      ALL FUNDS

    U.S. TREASURY DEPARTMENT DIVERSIFICATION REGULATIONS. The U.S. Treasury Department has issued diversification regulations under Section 817 of the Internal Revenue Code. If a mutual fund underlying a variable contract, other than a pension plan contract, is not adequately diversified within the terms of these regulations, the contract owner will have adverse income tax consequences. These regulations provide, among other things, that a mutual fund shall be considered adequately diversified if (i) no more than 55% of the value of the assets in the fund is represented by any one investment; (ii) no more than 70% of the value of the assets in the fund is represented by any two investments;
(iii) no more than 80% of the value of the assets in the fund is represented by any three investments and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. In determining whether the diversification standards are met, each United States Government Agency or instrumentality shall be treated as a separate issuer.


                                  PORTFOLIO TURNOVER

    The portfolio turnover rates for the Bond Fund for 1993, 1994 and 1995 were 494.3%, 328.8% and 215%, respectively.

    The portfolio turnover rates for the Stock Fund for 1993, 1994 and 1995 were 69.0%, 63.8% and 52.9%, respectively.

    The portfolio turnover rates for the Advisers Fund for 1993, 1994 and 1995 were 55.3%, 60.0% and 63.5%, respectively.

    The portfolio turnover rates for the Capital Appreciation Fund for 1993, 1994 and 1995 were 91.4%, 73.3% and 78.6%, respectively.

    The portfolio turnover rates for the Mortgage Securities Fund for 1993, 1994 and 1995 were 183.4%, 365.7% and 489.4%, respectively.

    The portfolio turnover rates for the Index Fund for 1993, 1994 and 1995 were .8%, 1.8% and 1.5%, respectively.

    The portfolio turnover rates for the International Advisers Fund for the period February 28, 1995 to December 31, 1995 was 47.2 %.


    The portfolio turnover rates for the International Opportunities Fund for 1993, 1994 and 1995 were 31.8%, 46.4% and 55.6%, respectively.


    The portfolio turnover rates for the Dividend and Growth Fund for the period March 8, 1994 to December 31, 1994 was 27.8%, and for 1995 was 41.4%.

    Because of the short-term nature of their portfolio securities and market conditions, no meaningful or accurate prediction can be made of the portfolio turnover rate for the Money Market and U.S. Government Money Market Funds.


    It is anticipated that the portfolio turnover rate of the Small Company Fund will not exceed 100%.


    Turnover rate is computed by determining the percentage relationship of the lesser of purchases and sales of securities to the monthly average of the value of securities owned for the fiscal year, exclusive of securities whose maturities at the time of acquisition were one year or less. A high turnover rate will result in increased brokerage expenses and the likelihood of some short term gains which may be taxable to shareholders at ordinary income tax rates (see "Federal Income Taxes" in the prospectus).


                               MANAGEMENT OF THE FUNDS

    The directors and officers of the Funds and their principal business occupations for the last five years are set forth below. Those directors who are deemed to be "interested persons" of Hartford Life Insurance Company ("HL") as that term is defined in the Investment Company Act of 1940, as amended, are indicated by an asterisk next to their respective names.

    Pursuant to a provision of each Fund's Bylaws, an Audit Committee has been appointed for each of the Funds. This Committee is made up of those directors who are not "interested persons" of HL. The functions of the Audit Committee include, but are not limited to: (1) recommending to the Board of Directors the engagement of an independent auditor;
(2) reviewing the plan and results of such auditor's engagement; and (3) reviewing the Fund's internal audit arrangements.


JOSEPH ANTHONY BIERNAT (age 68)
Director
30 Hurdle Fence Drive
Avon, CT 06001

    Mr. Biernat served as Senior Vice President and Treasurer of United Technologies Corporation from 1984 until March, 1987, when he retired. He subsequently served as Executive Vice President of Boston Security Counselors, Inc., Hartford, Connecticut, and served as Vice President-Client Services of Wright Investors' Service, Bridgeport, Connecticut. Mr. Biernat presently is consulting to organizations on financial matters, with the majority of time spent with T.O. Richardson & Co., Farmington, Connecticut.

WINIFRED ELLEN COLEMAN (age 63)
Director
27 Buckingham Lane
West Hartford, CT 06117

    Ms. Coleman has served as President of Saint Joseph College, West Hartford, Connecticut since 1991.

JOSEPH HARRY GAREAU (age 48)*
Director and President
Hartford Plaza
Hartford, CT 06116

    Mr. Gareau has served as the Executive Vice President and Chief Investment Officer of ITT Hartford Insurance Group since April, 1993. Formerly, he served as Senior Vice President (September, 1992 - April, 1993) and Vice President (October, 1987 - September, 1992).

WILLIAM ATCHISON O'NEILL (age 65)
Director
Box 360
East Hampton, CT 06424

    The Honorable William A. O'Neill served as Governor of the State of Connecticut from 1980 until 1991. He is presently retired.

MILLARD HANDLEY PRYOR, JR. (age 62)
Director
90 State House Square
Hartford, CT 06103

    Mr. Pryor has served as Managing Director of Pryor & Clark Company, Hartford, Connecticut since June, 1992. He served as Chairman of the Board of Lydall, Inc. from 1985 until October, 1991 and formerly served as President and Chief Executive Officer.

LOWNDES ANDREW SMITH (age 56)*
Director and Chairman
P.O. Box 2999
Hartford, CT 06104-2999

    Mr. Smith has served as President, Chief Operating Officer, and Director of ITT Hartford Insurance Group-Life Companies and as a Director of ITT Hartford Insurance Group since November, 1989.

JOHN KELLEY SPRINGER (age 64)
Director
55 Farmington Avenue
Hartford, CT 06105

    Mr. Springer has served as President and Chief Executive Officer of Connecticut Health System, Inc., a hospital holding company, since 1986. Formerly, he served as the President and Chief Executive Officer of Hartford Hospital, Hartford, Connecticut.

PETER CUMMINS (age 58)
Vice President
Hartford Plaza
Hartford, CT 06115

    Mr. Cummins has been Vice President of sales and marketing of the Individual Life and Annuity Division of ITT Hartford Insurance Group-Life Companies since 1989.

JAMES RICHARD GARRETT (age 50)
Vice President and Treasurer
Hartford Plaza
Hartford, CT 06115

    Mr. Garrett has served as a Vice President of ITT Hartford Insurance Group since 1989 and as Treasurer since 1983. Mr. Garrett is also the Treasurer of HIMCO.

JOHN PHILIP GINNETTI (age 51)
Vice President
P.O. Box 2999
Hartford, CT 06104-2999

    Mr. Ginnetti has served as Executive Vice President and Director of Asset Management Services, a division of ITT Hartford Insurance Group-Life Companies, since 1994. From 1988 to 1994, he served as Senior Vice President and Director of the Individual Life and Annuities Division of ITT Hartford Insurance Group-Life Companies.

ANDREW WILLIAM KOHNKE (age 37)
Vice President
P. O. Box 2999
Hartford, CT 06104-2999

    Mr. Kohnke has served as a Vice President since 1992, and as an Investment Manager since 1983, of the ITT Hartford Insurance Group-Life Companies. Mr, Kohnke is also a Director and Managing Director of HIMCO.

THOMAS MICHAEL MARRA (age 37)
Vice President
P. O. Box 2999
Hartford, CT 06104-2999

    Mr. Marra has served as Executive Vice President since 1996, Senior Vice President since 1994, and Director of the Individual Life and Annuity Division of ITT Hartford Insurance Group-Life Companies, since 1980.

CHARLES MINER O'HALLORAN (age 49)
Vice President, Secretary, and General Counsel
Hartford Plaza
Hartford, CT 06115

    Mr. O'Halloran has served as Corporate Secretary since 1996, Vice President since 1994, and Senior Associate General Counsel since 1988, of ITT Hartford Insurance Group.

GEORGE RICHARD JAY (age 43)
Controller
P.O. Box 2999
Hartford, CT 06104-2999

    Mr. Jay has served as Secretary and Director, Life and Equity Accounting and Financial Control of ITT Hartford Insurance Group-Life Companies since 1987.

JAMES CUBANSKI (age 36)
Assistant Secretary
Hartford Plaza
Hartford, CT 06115

    Mr. Cubanski has served as Director of Tax Administration of ITT Hartford Insurance Group since July 1995. Formerly, he served as Director of Federal Tax Administration (July, 1993-July, 1995), and Manager of Federal Taxes (February, 1991 - July, 1993).

                     COMPENSATION OF OFFICERS AND DIRECTORS.

    None of the Funds pays salaries or any other compensation to any of its
officers or directors who are affiliated with ITT Hartford.    The officers and
directors serve in the same capacity for each of the Funds and the unaffiliated directors receive compensation for serving on the Board of all of the Funds. The chart below sets forth the fees paid by the Funds to the unaffiliated directors for the fiscal year ended December 31, 1995:

                            JOSEPH A.     WINIFRED E.      WILLIAM A.      MILLARD H.        JOHN K.
                            BIERNAT       COLEMAN          O'NEILL         PRYOR             SPRINGER
TOTAL
COMPENSATION
RECEIVED FROM
THE FUNDS                  $ 18,000        $ 13,500         $ 18,000        $ 16,000         $ 16,000



                             CUSTODIAN AND TRANSFER AGENT


    State Street Bank and Trust Company, Boston, Massachusetts, serves as Custodian of the Funds' assets. The Custodian is not involved in determining investment policies of the Funds or their portfolio securities transactions. Its services do not protect shareholders against possible depreciation of their assets. The fees of State Street Bank are paid by the Funds and thus borne by the Funds' shareholders. The Custodian maintains actual custody of the securities of the Funds.


    Hartford Life Insurance Company, Hartford Plaza, Hartford, Connecticut 06115, serves as Transfer and Dividend Disbursing Agent for the Funds. The Transfer Agent issues and redeems shares of the Funds and disburses any dividends declared by the Funds.


                            INDEPENDENT PUBLIC ACCOUNTANTS

    The financial statements and financial highlights included in this SAI and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 PORTFOLIO BROKERAGE

    In accordance with the terms of the Investment Advisory Agreements and Sub-Investment Advisory Agreements, the investment adviser or sub-investment adviser (the "Adviser") places all portfolio brokerage on behalf of the Funds. The Adviser attempts to obtain, in all instances, the best price and execution on all portfolio transactions. In some instances portfolio brokerage may be through affiliated persons of the Funds.

    Purchases and sales of debt securities issued or guaranteed by the U.S. Government will usually be effected on a net basis with a securities dealer acting as principal. Principal transactions may involve the payment of a fee or commission. Securities transactions may also be effected directly with the issuer without the payment of a fee or commission. The Adviser may also place orders for the purchase of part of an issue of securities, on behalf of the Funds, that is being underwritten at prices which will include the payment of an underwriting fee or a commission to the members of the underwriting group from whom the securities are purchased.

    The Adviser has been authorized by the Boards of Directors of the Funds to pay an execution-plus-research commission rate which is higher than an execution-only commission rate in connection with portfolio securities transactions executed on behalf of the Funds. Research services may include statistical analysis and economic, market and individual security research. The Adviser has been authorized by the Funds' Board of Directors to pay higher commissions than other broker-dealers may charge for such transactions so long as the Adviser determines in good faith (in accordance with the requirements of the Securities Exchange Act of 1934, as amended) that the commissions paid are reasonable in relation to the value of the brokerage and research and statistical services provided either in terms of the particular transaction or with respect to its overall account responsibilities. Evaluation of the reasonableness of brokerage commissions is based on a broker's standard of efficiency in executing and clearing a trade, and its ability to provide information and services which help in the areas of research and portfolio selection. There is no certainty that any research services thus acquired will be beneficial to the Funds and under certain circumstances, other clients of the Adviser may benefit from research and statistical services so received. Further, by paying a higher commission to a broker-dealer under the circumstances described, the amount of brokerage commissions which the Funds pay may tend to increase.

    Subject to applicable laws and regulations, the Adviser may also consider the willingness of particular brokers to sell ITT Hartford's variable annuity or variable life insurance contracts as a factor in the selection of brokers for its portfolio transactions. At all times, the Adviser attempts to obtain best price and execution.

    The aggregate amount of brokerage commissions paid by the Stock Fund for 1993, 1994 and 1995 was $1,556,000, $1,872,000 and $1,839,000 , respectively.

    The aggregate amount of brokerage commissions paid by the Advisers Fund in 1993, 1994 and 1995 was $2,366,000, $2,771,000 and $2,608,000, respectively.

    The aggregate amount of brokerage commissions paid by the Capital Appreciation Fund in 1993, 1994 and 1995 was $1,595,000, $2,045,000 and
$3,069,000,  respectively.

    The aggregate amount of brokerage commissions paid by the Index Fund in 1993, 1994 and 1995 was $48,000, $24,000 and $66,000, respectively.

    The aggregate amount of brokerage commissions paid by the International Advisers Fund in 1995 was $76,000. The International Advisers Fund commenced operations in 1995.

    The aggregate amount of brokerage commissions paid by the International Opportunities Fund in 1993, 1994 and 1995 was $785,000, $1,940,000 and
$1,986,000, respectively.

    The aggregate amount of brokerage commissions paid by the Dividend and Growth Fund in 1994 and 1995 was $65,000 and $303,000, respectively. The Dividend and Growth Fund commenced operations in 1994.

    Changes in the amounts of brokerage commissions paid reflect changes in portfolio turnover rates.


    No brokerage commissions were paid in 1993, 1994 or 1995 by the Bond Fund, Money Market Fund, Mortgage Securities Fund, or U.S. Government Money Market Fund. The Small Company Fund did not commence operations in 1995.



                                DETERMINATION OF YIELD

HVA Money Market Fund, Inc.

    The Fund's yield quotations as they appear in advertising and sales materials are calculated by a method prescribed by the rules of the Securities and Exchange Commission.

    Yield calculations of the Fund used for illustration purposes are based on the consideration of a hypothetical account having a balance of exactly one share at the beginning of a seven day period, which period will end on the date of the most recent financial statements. The yield for the fund during this seven day period will be the change in the value of the hypothetical account, including dividends declared on the original share, dividends declared on any shares purchased with dividends on that share, and any monthly account charges or sales charges that would affect an account of average size, but excluding any capital changes. The following is an example of this yield calculation for the Fund based on a seven day period ending December 31, 1995.

Example:

   Assumptions:

   Value of a hypothetical pre-existing account with exactly one share at the beginning of the period: $1.000000

   Value of the same account* (excluding capital changes) at the end of the seven day period: $1.001035

   *This value would include the value of any additional shares purchased with dividends from the original share, and all dividends declared on both the original share and any such additional shares.

   Calculation:

    Ending account value                                   $1.001035
    Less beginning account value                            1.000000


                                                           $ .001035


    ---------
    Net change in account value
    Base period return:
    (adjusted change/beginning account value)
    $.001035/$1.000000 = $.001035


                                            $.001035  X (365/7) =
                                            5.40%


    ---------

    Current yield =

    Effective yield =                           (1 +.001035)365/7 - 1 = 5.44%



    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies. In addition, the current yield and effective yield information may be of limited use for comparative purposes because it does not reflect charges imposed at the Separate Account level which, if included, would decrease the yield.

Hartford U.S. Government Money Market Fund, Inc.

    The Fund's yield quotations as they appear in advertising and sales materials are calculated by a method prescribed by the rules of the Securities and Exchange Commission.

    Yield calculations of the Fund used for illustrations purposes are based on the consideration of a hypothetical account having a balance of exactly one share at the beginning of a seven day period, which period will end on the date of the most recent financial statements. The yield for the Fund during this seven day period will be the change in the value of the hypothetical account, including dividends declared on the original share, dividends declared on any shares purchased with dividends on that share, and any monthly account charges or sales charges that would affect an account of average size, but excluding any capital changes. The following is an example of this yield calculation for the fund based on a seven day period ending December 31, 1995.

Example:

    Assumptions:

    Value of a hypothetical pre-existing account with exactly one share at the beginning of the period: $1.000000000

    Value of the same account* (excluding capital changes) at the end of the seven day period: $1.001049.

   *This value would include the value of any additional shares purchased with dividends from the original share, and all dividends declared on both the
original share and any such     additional shares.

Calculation:

     Ending account value                      $1.001049
     Less beginning account value               1.000000

                                               $ .001049
     ---------
     Net change in account value
     Base period return:
     (adjusted change/beginning account value)
     $.001049/$1.000000 = `$.001049


                                               $.001049 X (365/7) =
                                               5.47%


     ---------

     Current yield =

     Effective yield =                         (1 +.001049)365/7 - 1 =
                                               5.62%


     The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies.

     In addition, the current yield and effective yield information may be of limited use for comparative purposes because it does not reflect charges imposed at the Separate Account level which, if included, would decrease the yield.

     At any time in the future, yields and total return may be higher or lower than past yields and there can be no assurance that any historical results will continue.


                             CALCULATION OF TOTAL RETURN

     As summarized in the Prospectus under the heading "Performance Related Information", total return is a measure of the change in value of an investment in a Fund over the period covered, which assumes any dividends or capital gains distributions are reinvested in that Fund immediately rather than paid to the investor in cash. The formula for total return used herein includes four steps:
(1) adding to the total number of shares purchased by a hypothetical $1,000 investment in the Fund all additional shares which would have been purchased if all dividends and distributions paid or distributed during the period had been immediately reinvested; (2) calculating the value of the hypothetical initial investment of $1,000 as of the end of the period by multiplying the total number of shares owned at the end of the period by the net asset value per share on the last trading day of the period; (3) assuming redemption at the end of the period and deducting any applicable contingent deferred sales charge and (4) dividing this account value for the hypothetical investor by the initial $1,000 investment. Total return will be calculated for one year, five years and ten years or some other relevant periods if a Fund has not been in existence for at least ten years.

                               PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN

     Each Fund may from time to time include its yield and/or total return in advertisements or information furnished to present or prospective shareholders. Each Fund may also from time to time include in advertisements the ranking of those performance figures as categorized by recognized rating firms such as Lipper Analytical Services and Morningstar, Inc.

     The total return and yield may also be used to compare the performance of the Funds against certain widely acknowledged outside standards or indices for stock and bond market performance including those described below.

     The Standard & Poor's 500 Stock Price Index (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

     The NASDAQ Composite OTC Price Index (the "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

     The Lehman Government Bond Index (the "Lehman Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage backed securities, flower bonds and foreign targeted issues are not included in the Lehman Government Index.

      The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East., The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.


     The Lehman Government/Corporate Bond Index (the "Lehman Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the Lehman Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

     The Composite Index for Hartford Advisers Fund is comprised of the S&P 500 (55%), the Lehman Government/Corporate Bond Index (35%), both mentioned above, and 90 Day U.S. Treasury Bills (10%).

     The Russell 2500 Index is a market value-weighted, unmanaged index showing total return (i.e., principal changes with income) in the aggregate market value of 2,500 stocks of publicly traded companies domiciled in the United States. The Index includes stocks traded on the New York Stock Exchange and the American Stock Exchange as well as in the over-the-counter market.

     The Composite Index for the Capital Appreciation Fund is the Russell 2500 Index (60%)/S&P 500 Index (40%), both of which are mentioned above.


     The manner in which total return and yield are calculated is described above. The following table sets forth the average annual total return, and yield where applicable, for each Fund through December 31, 1995.



                                  TOTAL RETURN/YIELD

                                                      SINCE
                                  1  YEAR   5 YEARS   INCEPTION     YIELD
                                  -------   -------   -------       -------


Capital Appreciation              30.25%    23.77%    15.50%
Dividend and Growth               36.37%      ----    19.93%
Index                             36.55%    15.78%    11.81%
International Opportunities       13.93%    10.04%     6.75%
Stock                             34.10%    15.59%    13.42%
Advisers                          28.34%    12.80%    11.85%
International Advisers              ----      ----    15.84%
Bond                              18.49%     9.06%     8.51%        6.46%

                                                      SINCE
                                  1  YEAR   5 YEARS   INCEPTION     YIELD
                                  -------   -------   -------       -------


Mortgage Securities               16.17%     7.84%     8.38%        6.90%
HVA Money Market                   5.74%     4.45%     6.00%

US Government Money Market         5.52%     4.14%     5.55%

                           HVA MONEY MARKET FUND, INC.

                       REGISTRATION STATEMENT ON FORM N-14

                           PART C - OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

     Incorporated by reference to Item 27 of Registrant's registration statement No. 2-81648 on Form N-1A, filed February 3, 1983.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

1.   Articles of Incorporation          Incorporated by reference from the
                                        original registration statement on
                                        Form N-1A for the Registrant filed
                                        February 3, 1983 (File No. 2-81648)
                                        ("Registrant's Form N-1A").

2.   Bylaws                             Incorporated by reference from the
                                        original registration statement on
                                        Form N-1A for the Registrant filed
                                        February 3, 1983 (File No. 2-81648).

3.   Not applicable.

4.   Agreement and Plan of
     Reorganization and Liquidation     Filed herewith as Exhibit A to Part A.

5.   Not applicable

6.1  Form of Investment Advisory             Incorporated by reference from
     Contract between the Registrant         Registrant's Proxy Statement filed
     and HL Investment Advisers, Inc.        on September 19, 1984.


6.2  Form of Investment Services Agreement   Filed herewith as Exhibit 6.2 to
     between HL Investment Advisors, Inc.    Part C.
     and The Hartford Investment
     Management Company

7.   Not applicable.

8.   Not applicable.

9.1  Form of Custodian Agreement between     Incorporated by reference from
     Registrant and The Chase Manhattan      Post-Effective Amendment No. 17 to
     Bank, N.A.                              the Registrant's Form N-1A filed on
                                             April 23, 1996.

9.2  Custodian Agreement between Registrant  Filed herewith as Exhibit 9.2 to
     and State Street Bank and Trust         Part C
     Company

10.  Not applicable.

11.  Opinion and consent of counsel as       Filed herewith as Exhibit 11
     to the legality of the securities       to Part C.
     being registered.

12.  Form of Opinion of Tax Counsel          Filed herewith as Exhibit 12 to
                                             Part C.

13.  Not applicable.

14.  Consent of Arthur Andersen LLP          Filed herewith as Exhibit 14 to
                                             Part C.

15.  Not applicable.

16.  Power of Attorney.                      Filed herewith as Exhibit 16 to
                                             Part C.

17.  Form of Proxy.                          Filed herewith as Exhibit 17 to
                                             Part C.



ITEM 17. UNDERTAKINGS.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230. 145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES



     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of Hartford and State of Connecticut on the 12th day of March, 1997.

                                   Registrant:


                                   HVA MONEY MARKET FUND, INC.

                                   /s/ Joseph H. Gareau
                                   ---------------------------------
                                   By: Joseph H. Gareau
                                   Title:  President



     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                     TITLE                              DATE
---------                     -----                              ----

       *                      President                          March 12, 1997
-------------------------     (Chief Executive Officer
Joseph H. Gareau              & Director)


       *                      Controller                         March 12, 1997
------------------------      (Chief Accounting Officer)
George R. Jay


       *                      Vice President & Treasurer         March 12, 1997
-------------------------     (Chief Financial Officer)
J. Richard Garrett


       *                      Director                           March 12, 1997
-------------------------
Joseph A. Biernat

       *                      Director                           March 12, 1997
-------------------------
Winifred E. Coleman


       *                      Director                           March 12, 1997
-------------------------
William A. O'Neill


       *                      Director                           March 12, 1997
-------------------------
Millard H. Pryor, Jr.


       *                      Director                           March 12, 1997
-------------------------
Lowndes A. Smith


       *                      Director                           March 12, 1997
-------------------------
John K. Springer



/s/ Kevin J. Carr                                                March 12, 1997
-------------------------
* By Kevin J. Carr
     Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.                                                                 Page
-----------                                                                 ----


 6.2        Investment Services Agreement between HL
            Investment Advisors, Inc. and The Hartford Investment
            Management Company . . . . . . . . . . . . . . . . . . . . .

 9.2        Custodian Agreement between Registrant and State Street
            Bank and Trust Company . . . . . . . . . . . . . . . . . . .

11          Opinion and Consent of Counsel . . . . . . . . . . . . . . .

12          Form of Tax Opinion. . . . . . . . . . . . . . . . . . . . .

14          Consent of Arthur Andersen LLP . . . . . . . . . . . . . . .

16          Power of Attorney. . . . . . . . . . . . . . . . . . . . . .

17          Form of Proxy. . . . . . . . . . . . . . . . . . . . . . . .